05013320

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumco Corporation

*CURRENT ADDRESS 2-1, Shibaura 1-chome
Minato-Ku, Tokyo 105-8634
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

FILE NO. 82- 34936 FISCAL YEAR 1/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 12/16/05

82-34936

OFFERING MEMORANDUM

Strictly Confidential

AR/S
1-31-05

SUMCO CORPORATION

Offering of 43,620,000 Shares of Common Stock

Offer Price: ¥3,300 Per Share

This is part of a global offering of 43,620,000 shares of common stock of SUMCO CORPORATION, a joint stock corporation incorporated with limited liability under the laws of Japan. Out of the offered shares, an aggregate of 14,400,000 existing shares (the "international shares") are being offered and sold by Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation (together, the "selling shareholders") outside Japan in an international offering (the "international offering"). The international shares are being offered and underwritten by the international managers named in this offering memorandum.

The international shares are being offered (I) by the international managers outside the United States and Japan in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"), and (II) by U.S. broker-dealer agents of the international managers in the United States to "qualified institutional buyers" ("QIBs") as defined in Rule 144A ("Rule 144A") under the Securities Act. See "Purchase and Sale".

The international shares may be resold or transferred only in accordance with the procedures described in this offering memorandum under "Transfer Restrictions".

Concurrently with the international offering, 29,220,000 shares (the "Japanese shares") are being offered in Japan in a Japanese offering (the "Japanese offering", and together with the international offering, the "global offering"). In the Japanese offering, 19,200,000 shares are being newly issued and sold by SUMCO and 10,020,000 existing shares are being sold by the selling shareholders. The Japanese shares are being offered and underwritten by Japanese underwriters led by Daiwa Securities SMBC Co. Ltd. and Mitsubishi UFJ Securities Co., Ltd. The closing of the international offering is conditional upon the closing of the Japanese offering. The selling shareholders have granted to the representative of the Japanese underwriters an option to purchase up to an additional 4,380,000 existing shares of our common stock in connection with over-allotments in the Japanese offering. See "Purchase and Sale".

Our shares are currently not listed on any stock exchange. Application has been made for the listing and admission for trading of all the existing shares and new shares, including the shares being offered by this offering memorandum, on the Tokyo Stock Exchange. It is expected that the shares will be admitted for trading on the Tokyo Stock Exchange on or about November 17, 2005.

Investing in the shares involves risks. See "Risk Factors" beginning on page 5.

The international shares are offered by the international managers subject to receipt and acceptance of any order by them and subject to their right to reject any such order in whole or in part. It is expected that payment for the international shares will be made in yen for value, and delivery of certificates representing the international shares will be made through the facilities of Japan Securities Depository Center, Inc. ("JASDEC") in Tokyo, on or about November 17, 2005. See "Clearance and Settlement of the Shares".

THE INTERNATIONAL SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO EXCEPTIONS REFERRED TO IN THIS OFFERING MEMORANDUM, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S).

Joint Global Coordinators

Daiwa Securities SMBC **Mitsubishi UFJ Securities**

International Joint Lead Managers and Bookrunners

Daiwa Securities SMBC Europe **Mitsubishi UFJ Securities International plc**

Goldman Sachs International

The date of this offering memorandum is November 7, 2005.

No person has been authorized in connection with the international offering to give any information or to make any representations not contained in this offering memorandum. If given or made, any such information or representations must not be relied upon as having been authorized by us, by the selling shareholders or by any of the international managers. No action has been or will be taken to permit a public offering of the shares in any jurisdiction other than Japan. This offering memorandum may not be distributed in any jurisdiction, except in accordance with the legal requirements applicable in that jurisdiction. Neither the delivery of this offering memorandum nor any offer or sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any date subsequent to the date hereof, nor shall it constitute a representation that there has been no change or development reasonably likely to involve a material adverse change in our affairs since the date hereof. This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

IN MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE INTERNATIONAL OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THE INTERNATIONAL SHARES OFFERED HEREBY ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY OR APPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR SEC, OR ANY OTHER FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF OR IN THE UNITED STATES, NOR HAS ANY SUCH AUTHORITY REVIEWED OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER THE LAWS OF THE UNITED STATES.

We are furnishing this offering memorandum solely for the purpose of enabling prospective investors to consider the purchase of the international shares in connection with an offering not registered under the Securities Act. The information contained in this offering memorandum has been provided by us and other sources identified in this offering memorandum. Any reproduction or distribution of this offering memorandum, in whole or in part, and any disclosure of its contents or use of any information contained in it for any purpose other than considering an investment in the international shares offered hereby is prohibited. Each offeree of the international shares, by accepting delivery of this offering memorandum, agrees to the foregoing.

No representation or warranty, express or implied, is made by the international managers or any of their agents, affiliates or advisors as to the accuracy or completeness of the information contained in this offering memorandum and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the international managers or their agents, affiliates or advisors. This offering memorandum does not contain all the information that would be included in a prospectus for the offering of the international shares if the offering were registered under the Securities Act.

There are restrictions on the offer and sale of the international shares in the United Kingdom. All applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by any person in relation to the international shares in, from or otherwise involving the United Kingdom must be complied with. See "Purchase and Sale".

This document is for distribution in the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (e) "high net worth companies, unincorporated associations etc." of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The international shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (the "SEL"). The international shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined below), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined below), except pursuant to an exemption from the registration requirements and from the requirements to deliver a prospectus under the SEL and otherwise in compliance with the SEL and other relevant laws and regulations. For the purpose of this paragraph, "resident of Japan" means any person resident in Japan or any corporation or other entity organized under the laws of Japan.

For a further description of restrictions on the offer and sale of the international shares, see "Transfer Restrictions" and "Purchase and Sale".

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this offering memorandum, terms such as "we", "our" and "us" refer to SUMCO CORPORATION and its consolidated subsidiaries or, as the context may require, SUMCO CORPORATION on a non-consolidated basis. "Company" refers to SUMCO CORPORATION on a non-consolidated basis. In this offering memorandum, references to "Sumitomo Metals" are to Sumitomo Metal Industries, Ltd., references to "Mitsubishi Materials" are to Mitsubishi Materials Corporation, and references to "principal shareholders" or "selling shareholders" are to Sumitomo Metals and Mitsubishi Materials.

In this offering memorandum, references to "U.S. dollars", "dollars" and "$" refer to the currency of the United States, and those to "Japanese yen", "yen" and "¥" refer to the currency of Japan. For convenience, yen amounts translated into dollars in this offering memorandum have been translated at the rate of ¥112.47 = $1.00, the approximate rate of exchange prevailing as of July 31, 2005. These translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. See "Exchange Rates" for more information regarding rates of exchange between the yen and the dollar.

In this offering memorandum, where information is presented in thousands, millions or billions of yen or thousands or millions of dollars, amounts of less than one thousand, one million or one billion, as the case may be, have been rounded. Amounts presented as percentages have been rounded. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Our audited consolidated financial statements as of and for the fiscal years ended January 31, 2004 and 2005 and our unaudited semiannual consolidated financial statements as of and for the six months ended July 31, 2004 and 2005 are included elsewhere in this offering memorandum. Our financial statements are prepared on the basis of accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from accounting principles generally accepted in other countries. Potential investors should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect the financial information herein. See "Risk Factors — Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain material respects from U.S. GAAP and generally accepted accounting principles and financial reporting standards in other jurisdictions". All semiannual financial data are unaudited.

Except as otherwise indicated, all financial information with respect to us presented in this offering memorandum is presented on a consolidated basis. Our fiscal year end is January 31 of each year.

INDUSTRY AND MARKET DATA

In this offering memorandum, we rely on and refer to information regarding the silicon wafer market and semiconductor device market from Gartner, Inc. ("Gartner" or "Gartner Dataquest"), World Semiconductor Trade Statistics Inc., Semiconductor Equipment and Materials International, Semiconductor Industry Association and other third party sources. All silicon wafer market and semiconductor device market data attributed to Gartner are from "Market Share: Silicon Wafers, Worldwide, 2004" report published June 20, 2005, "Forecast: Manufacturing of Silicon Wafers, Worldwide, 2005-2010" report published August 8, 2005, "1998 Silicon Wafer Market Share Estimates" report published August 16, 1999, "Forecast: Semiconductors Worldwide, 2002-2010 (3Q05 Update)" report published August 15, 2005 and "Worldwide Wafer Size Distribution, 1992-2010" (May 2005). This information represents the estimates of Gartner only, and data from Gartner is specifically attributed to Gartner each time it is referred to in this offering memorandum. Although we believe that the information from Gartner and other third party sources is reliable, we cannot guarantee the accuracy and completeness of that information and have not independently verified it. As a result, you should be aware that market and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. We do not have any obligation to announce or otherwise make publicly available updates or revisions to these forecasts. In many cases, we have made statements in this offering memorandum regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect our position in our industry.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains forward-looking statements. These statements appear in a number of places in this offering memorandum and include statements regarding our intent, belief, or current and future expectations of our management with respect to our business, financial condition and results of operations. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "would", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential" or the negative of these terms or other similar terminology. These statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual results, performance or achievements, or those of the industries in which we operate, may differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks and uncertainties. Forward-looking statements regarding sales, operating profit, operating results and capacity expansion are particularly subject to a variety of assumptions, some or all of which may not be realized. Accordingly, prospective purchasers of the international shares should not interpret the forward-looking statements included in this offering memorandum as predictions or representations of future events or circumstances. Potential risks and uncertainties include, without limitation, the following:

- Downturns in the semiconductor device industry, sales to which our business depends upon and which has typically experienced cycles of expansion followed by overcapacity and downward price pressure
- Our ability to match manufacturing capacity to demand
- Our ability to expand our 300mm wafer capacity and realize the expected return on our investment
- Effects of the intense competition in the silicon wafer industry
- Loss of customers due to our failure to meet changing customer demands
- The possibility that we may pursue new products that do not become commercially accepted

Potential risks and uncertainties also include those identified and discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this offering memorandum. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this offering memorandum. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements contained in this offering memorandum.

INFORMATION AS TO THE OFFERING IN THE UNITED STATES

We have prepared this offering memorandum on a confidential basis for use in connection with the international offering. This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the international shares.

Each person receiving this offering memorandum acknowledges that it has not relied on the international managers or any person affiliated with the international managers in connection with its investigation of the accuracy of that information or its investment decision. Prospective purchasers are hereby notified that the seller of any international shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

NOTICE TO INVESTORS

Because of the following restrictions, purchasers in the United States are advised to consult legal counsel prior to making any offer, pledge or transfer of shares.

The international shares have not been and will not be registered under the Securities Act, may not be offered or sold in the United States, except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act, and are being offered and sold in the United States only to institutions that are QIBs in reliance on the exemption from the registration requirements of the Securities Act provided in Rule 144A, or to certain persons in offshore transactions in reliance on Regulation S. For a summary of restrictions on resale and transfer of the international shares, see "Transfer Restrictions".

We will not recognize any resale or other transfer, or attempted resale or other transfer, of the international shares made other than in compliance with the above-mentioned restrictions.

Until 40 days after the later of the commencement of the international offering and the delivery date of the international shares, offers or sales of the shares within the United States by a dealer, including a dealer that is not participating in the global offering, may violate the registration requirement of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption from registration under the Securities Act. As used in this paragraph, the term "United States" has the meaning given to it by Regulation S under the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN MADE UNDER CHAPTER 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY OF THESE FACTS NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEMENT OF LIABILITIES

We are a joint stock corporation incorporated with limited liability under the laws of Japan. Almost all of our directors and officers reside in Japan, and a substantial portion of our assets and most of the assets of these persons are located outside the United States. As a result, it may not be possible for holders or beneficial owners of shares to effect service of process within the United States upon us or any of these persons or to enforce against us or any of these persons judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. We have been advised by Nagashima Ohno & Tsunematsu, our Japanese counsel, that in original actions or in actions for enforcement of judgments of U.S. courts brought before Japanese legal courts, there is some doubt as to the enforceability in Japan of liabilities based solely on the federal securities or other laws of the United States or any state of the United States.

AVAILABLE INFORMATION

We intend to furnish to the SEC information in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have agreed that we will, at any time that we are not subject to and in compliance with the informational requirements of Section 13 or 15(d) of the Exchange Act or exempt from those requirements pursuant to Rule 12g3-2(b) under the Exchange Act, provide to each holder of restricted securities and to each prospective purchaser designated by a holder of restricted securities, upon the request of the holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Securities Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by the holders, from time to time, of the international shares.

TABLE OF CONTENTS

SUMMARY INFORMATION

You should read this summary together with the more detailed information, including "Risk Factors" and the financial statements and related notes appearing elsewhere in this offering memorandum.

SUMCO CORPORATION

Overview

We are a leading provider of silicon wafers, the principal material used in the manufacturing of semiconductor devices. According to Gartner Dataquest, we were the second largest manufacturer of silicon wafers by sales revenue worldwide in 2004, with approximately 22.6% of the global market for silicon wafers. Customers of our silicon wafers include most of the world's leading semiconductor device manufacturers, including all 19 semiconductor device manufacturers within the world's top 20 semiconductor device vendors in 2004. We offer our customers a wide range of silicon wafers that meet each customer's specific requirements, including polished wafers, epitaxial wafers and silicon-on-insulator, or SOI, wafers, in diameter sizes ranging from 100mm (4 inches) to 300mm (12 inches). In particular, we focus on 300mm wafers, the largest diameter silicon wafers that are currently used to mass-produce semiconductor devices. Our share of the global market for 300mm wafers, at approximately one-third of the total worldwide sales revenue of 300mm wafers in 2004, was significantly higher than our share of the global market for silicon wafers as a whole in 2004. We also manufacture wafers for use in solar energy cells, and we believe we are one of the world's leading suppliers of quartz crucibles.

Semiconductor device manufacturers require silicon wafers of large diameters and stringent specifications to reduce manufacturing costs and maximize performance. Our principal strategy is to focus on further expanding our 300mm wafer business with a goal of becoming the world's leading 300mm wafer manufacturer. Gartner Dataquest projects that demand for 300mm wafers will continue to increase in the foreseeable future and that demand for 200mm wafers will generally remain stable in the medium-term, with an increase in the proportion of high-precision 200mm wafers. The same source projects that demand for 300mm wafers will overtake 200mm wafers, in terms of total square inches of demand, in 2009. We believe that a future increase in demand for 300mm wafers is supported by the fact that a significant portion of new manufacturing capacity currently planned by semiconductor device manufacturers is capacity that processes 300mm wafers. To meet the increasing demand for 300mm wafers and to strengthen our competitive market position, we plan to make substantial investments to expand our 300mm wafer manufacturing capacity over the next few years. We also intend to continue our shift in focus from conventional 200mm wafers to various types of high-precision 200mm wafers.

We operate manufacturing facilities in Japan, the United States, Indonesia and France. We have three sales offices in Japan, eight sales offices in the United States and one sales office each in the United Kingdom, France, Singapore and China. We also have one office each in Taiwan and South Korea that provide technical support to our customers in these countries. As of July 31, 2005, we had 17 consolidated subsidiaries, of which 12 were located in five countries outside Japan, eight in the United States and one each in the United Kingdom, France, Indonesia and Singapore. We had 3,931 employees in Japan as of July 31, 2005, including 189 temporary employees, and 1,863 employees outside of Japan as of June 30, 2005, including 34 temporary employees. We had net sales of ¥193,123 million and ¥100,907 million, and net income of ¥10,866 million and ¥8,618 million, in the fiscal year ended January 31, 2005 and the six months ended July 31, 2005, respectively.

Strengths

- Leading market position, particularly with respect to 300mm wafers and epitaxial wafers
- Strong customer base
- Strong technological base

- Our stable source of raw materials, supplies and advanced manufacturing equipment
- Efficient operations as a result of restructuring and other cost-reduction measures

Strategies

- Devote significant resources to the expansion of our 300mm wafer manufacturing capacity, with our 300mm wafer processing capacity concentrated in our Imari facility, to strengthen our 300mm wafer business as our core business
- Enhance research and development related to 300mm wafers
- Shift our 200mm wafer product business from conventional 200mm wafers to high-precision 200mm wafers
- Expand our business related to wafers for use in solar energy cells

Principal Executive Office

Our principal executive office is located at 2-1, Shibaura 1-chome, Minato-ku, Tokyo 105-8634, Japan. Our main telephone number is +81-3-5444-0808 and our Internet homepage is *http://www.sumcosi.com/*. The information on our Internet homepage is not incorporated by reference into this offering memorandum.

The Global Offering

The Global Offering	The global offering comprises 43,620,000 shares, of which 14,400,000 shares are being offered in the international offering and 29,220,000 shares are being offered in the Japanese offering.
International Offering	The international offering comprises 14,400,000 existing shares to be sold by the selling shareholders and to be offered by the international managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S and to QIBs in the United States in reliance on Rule 144A, all as described in "Purchase and Sale".
Japanese Offering	The Japanese offering comprises 29,220,000 shares, of which 19,200,000 new shares are being issued and sold by us and 10,020,000 existing shares are being sold by the selling shareholders and to be offered by Japanese underwriters to the public in Japan, concurrently with the international offering. See "Purchase and Sale".
Selling Shareholders	The selling shareholders are Sumitomo Metals and Mitsubishi Materials.
Over-allotment Option	Daiwa Securities SMBC Co. Ltd., the representative of the Japanese underwriters, will over-allot in the Japanese offering an additional 4,380,000 shares of our common stock. The selling shareholders have granted to the representative of the Japanese underwriters an option, exercisable during the period beginning on the day of listing of our shares on the Tokyo Stock Exchange and ending on December 14, 2005, to purchase from the selling shareholders up to an additional 4,380,000 existing shares of our common stock in total in connection with the over-allotments in the Japanese offering. This option is referred to as the "over-allotment option" in this offering memorandum. See "Purchase and Sale".
Shares Issued Before and After the Global Offering	Prior to the global offering, there were 100,500,000 shares issued and outstanding. After the completion of the global offering, there will be 119,700,000 shares issued and outstanding. See "Information Concerning the Shares — Authorized and Issued Share Capital".
Offer Price	¥3,300 per share.
Use of Proceeds	We intend to use the net proceeds to us from the Japanese offering to finance capital expenditures related to the expansion of our 300mm wafer manufacturing capacity. See "Use of Proceeds".
Lock-up Agreements	We and the selling shareholders, Sumitomo Metals and Mitsubishi Materials, each of which will hold 35,850,000 shares upon completion of the offering (representing 29.95% each of our issued shares), assuming that the over-allotment option is exercised in full, have agreed with the international managers to restrictions on any issuance or sale of shares of our common stock, with certain customary exceptions, for a period of 180 days after the closing of the global offering. See "Purchase and Sale".
Dividends	We have not declared or paid any cash dividends on our capital stock in the past. We intend to pay dividends in the future upon consideration of various factors, including net income levels, future prospects, capital expenditure needs and retained earnings levels. See "Information Concerning the Shares — Dividend Policy" and "Description of the Shares — Dividends".

Voting Rights	Generally, holders of our shares are entitled to one vote at a shareholders' meeting for each whole "unit" of shares held. Under our articles of incorporation, one unit consists of 100 shares. The record date for determining shareholders who are entitled to vote at our ordinary general meetings of shareholders will be January 31 of each year. See "Description of the Shares — Unit Share System" and "Description of the Shares — Voting Rights".
Withholding Tax	Dividends payable by us after the listing of our shares on the Tokyo Stock Exchange to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan are, in principle, subject to Japanese withholding tax at the rate of 7% for dividends due and payable on or before March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, for which the applicable rate is 20%. See "Taxation — Japanese Taxation".
Payment and Settlement for the Shares	Payment for the international shares will be made in yen for value, and delivery of certificates representing the international shares will be made through the facilities of JASDEC in Tokyo, on or about November 17, 2005.
Listing	Our shares are currently not listed on any stock exchange. Application has been made for the listing and admission for trading of all the existing shares and new shares, including the shares being offered by this offering memorandum, on the Tokyo Stock Exchange. It is expected that the shares will be admitted for trading on the Tokyo Stock Exchange on or about November 17, 2005.
Securities Codes for the Common Stock	Tokyo Stock Exchange Securities Identification Code: 3436 International Security Identification Number (ISIN): JP3322930003 Common Code: 023276755 SEDOL: B0M0C89

RISK FACTORS

Prior to making an investment decision, you should carefully consider, along with the other information in this offering memorandum, the following risks. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. Trading prices of our shares of common stock could decline due to any of these risks, and you may lose all or part of your investment. This offering memorandum contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this offering memorandum. See "Forward-Looking Statements".

Risks Related to Our Business

Our business depends on sales to the semiconductor device industry. If that industry experiences future downturns, our business, financial condition and results of operations could be materially and adversely affected.

Our business depends in large part upon the market demand for our customers' semiconductor devices. Historically, changes in the size of the worldwide market for silicon wafers have generally correlated closely with the worldwide market for semiconductor devices, in terms of the number of units, or square inches in the case of silicon wafers, shipped. Semiconductor devices are subject to rapid technological change and product obsolescence, and their demand is significantly affected by changes in end-product demand based on macroeconomic trends and other factors. As a result, the semiconductor device market has historically been highly cyclical and subject to significant downturns at various times, leading to similar trends in the silicon wafer market.

According to published industry data, annual worldwide sales revenue of semiconductor devices, while generally increasing over the long term, have fluctuated significantly over the past several years. According to World Semiconductor Trade Statistics, or WSTS, sales revenue increased in 1999, 2000, 2002, 2003 and 2004, but decreased in 1998 and 2001, in each case compared to the preceding year. For 2002, 2003 and 2004, the increase was approximately 1.3%, 18.3% and 28.0%, respectively, while in 1998 and 2001 the decrease was approximately 8.4% and 32.0%, respectively. The increase in the sale of semiconductor devices has been driven primarily by an increase in the number of units sold, while increasing manufacturing capacity for semiconductor devices continued to exert downward pressure on prices for individual types of devices. According to Gartner Dataquest, worldwide sales revenue of silicon wafers increased approximately 5.1%, 10.6% and 21.9% in 2002, 2003 and 2004, respectively, and decreased 21.9% and 30.8% in 1998 and 2001, respectively. Our sales and profitability have been materially and adversely affected in periods of downturns by decreased unit sales and reduced prices that we were not able to offset with cost reductions. Future downturns in the semiconductor device industry could be severe and prolonged and may have similar effects on our unit sales and prices. Our ability to reduce costs through enhancement of manufacturing efficiency and reductions in capital expenditures and research and development expenses may be limited because of the need to maintain our competitive position. As a result, we may not be able to reduce costs effectively to offset the adverse effects of any future market downturns on our results of operations.

Our business, financial condition and results of operations may be adversely affected if we are not able to match our manufacturing capacity to demand.

It is difficult to predict future growth in the silicon wafer market and plan our future manufacturing capacity. If the market does not grow as we have anticipated, we risk under-utilization of our facilities, which would reduce our profitability, or we may be required to write off excess inventory. Conversely, during periods of increased demand, we may not have sufficient capacity to meet customer orders, which would result in lost opportunities to enhance sales and which could adversely affect our relationships with customers or reduce our market share.

In the past we have responded to fluctuations in industry capacity and demand mainly by lowering production levels. In limited cases, we have reduced our manufacturing capacity by closing manufacturing lines and facilities. These measures have required us to incur substantial losses or have otherwise reduced our profitability, and any similar measures we may take in the future could have an adverse effect on our financial condition and results of operations. Even in periods when the silicon wafer market expands as a whole, we may decide to close facilities that manufacture products for which demand has declined or is expected to decline or to convert such facilities to manufacture other types of silicon wafers. Furthermore, we have expanded and are continuing to expand our manufacturing capacity by establishing new manufacturing lines and facilities in response to, or in anticipation of, growth in market demand for certain products. Such expansions require substantial investments and enhance the risks related to future market downturns.

We plan to make large investments in 300mm wafer manufacturing facilities, but we cannot assure you that we will realize the expected return on our investment or execute our expansion plan effectively.

Our current expansion plan includes substantial capital expenditures to expand our 300mm wafer manufacturing capacity based on our expectation of continued increases in demand for 300mm wafers. We expect that such capital expenditures will constitute a substantial portion of our expected capital expenditures for the next several years. Currently, only a portion of the semiconductor device industry's total manufacturing capacity is 300mm wafer-compatible, and substantial investments are required for semiconductor device manufacturers to establish 300mm wafer-compatible manufacturing capacity. We cannot assure you that the future increase in demand we currently expect for 300mm wafers will materialize. In addition, a number of our competitors have announced plans to increase their manufacturing capacity for 300mm wafers, and this could lead to an oversupply of 300mm wafers in the market. Insufficient demand for, or an oversupply of, 300mm wafers over the next few years could result in our inability to realize the expected return on our investments related to expansions of our 300mm wafer manufacturing capacity. Furthermore, factors such as our creditworthiness, economic conditions and the state of the silicon wafer industry, some of which are beyond our control, may affect our ability to secure the additional funding necessary to complete this capacity expansion or to obtain such funding on terms acceptable to us. If we fail to execute our expansion plan due to our inability to secure funding or otherwise, we will be unable to implement our main business strategy and could lose a significant opportunity to enhance sales and profitability.

We face intense competition in the silicon wafer industry.

The silicon wafer market is highly competitive and has been characterized by high capital expenditures, intense pricing pressure from major customers, periods of oversupply and growing production and rapid development of technological capabilities. We compete globally with other major silicon wafer manufacturers, including Shin-Etsu Handotai Co., Ltd. ("Shin-Etsu Handotai"), Siltronic AG ("Siltronic"), MEMC Electronic Materials, Inc. ("MEMC") and Komatsu Electronics Metals Co., Ltd. ("Komatsu Electronics"). Some of our competitors may have greater capital, human and other resources and manufacturing capacities, more efficient cost structures, higher brand recognition, larger customer bases and more diversified operations than us. Competitors with greater resources and more diversified operations may have long-term advantages, including the ability to better withstand future downturns in the silicon wafer market. We compete on the basis of product quality, price, product supply capabilities, product line-up, technical service and customer relationships. We expect that our competitors will continue to improve their products and to introduce new products with competitive price and performance characteristics. Increased competitive pressure and the relative weakening of our competitive position could require us to lower our prices or result in lower sales, which would have a material adverse effect on our business, financial condition and results of operations.

If we fail to provide products that meet our customers' requirements, our sales could suffer.

Each of our products is highly customized to meet our customers' individual technical specifications, including with respect to flatness, number of surface particles and levels of crystalline perfection, and we must continue to meet the increasingly demanding requirements of our customers on a cost-effective basis. As a result, we expect to continue to make substantial expenditures relating to research and development and manufacturing equipment to meet our customers' requirements. Our sales could suffer if we are unable to achieve the following:

- successfully identify customer needs and market trends and develop in a timely and efficient manner new or enhanced products and processes that satisfy such needs
- cost-effectively manufacture such new or enhanced products
- maintain good working relationships with our customers

If we pursue new products that do not become commercially accepted, our revenue and profitability may decline.

The markets for our customers' products are characterized by rapidly changing technology, evolving technical standards, changes in customer preferences and the frequent introduction of new products. In some cases, this leads to changes in our customers' needs to require more advanced silicon wafers, which could make our existing products obsolete or unmarketable. We must therefore accurately anticipate our customers' changing needs and emerging technological trends and may need to make long-term investments and commit significant resources before knowing whether our plans will result in products that our customers will accept. For instance, because the leading semiconductor device manufacturers have moved to larger-diameter silicon wafers, we have focused on developing innovative products and process technologies related to 300mm wafers. Although we develop close relationships with our customers to align our business practices with their requirements, it is possible that the markets for our customers' products may become dominated by products using new silicon wafers which we are not successful in developing.

Products that do not meet customer specifications or that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end uses could impose substantial costs on us or otherwise materially and adversely affect us.

The production processes for silicon wafers are highly complex. Despite our efforts, it is possible that we may produce products that do not meet customer specifications, that contain or are perceived to contain defects or errors, or that are otherwise incompatible with their intended end uses. We may incur substantial costs in remedying such defects or errors, and we could incur material inventory write-offs. Moreover, if problems with nonconforming, defective or incompatible products are not found before we ship the products, we could not only have direct liability for providing replacements or otherwise compensating customers but could also suffer from long-term damage to our relationship with customers or to our reputation in the industry generally. Furthermore, the occurrence of such problems could cause our customers to interrupt their production, which in turn could subject us to suspension of sales of our products and liability for damages caused by such interruption. If any of these occurs, our business, financial condition and results of operations could be materially and adversely affected.

We have a limited number of suppliers for raw materials and manufacturing equipment and could suffer shortages or incur increased costs if these suppliers were to interrupt supply or increase prices.

Our manufacturing operations depend upon obtaining deliveries of adequate supplies of raw materials on a timely basis. We generally only carry a limited amount of raw materials at any given time. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Some raw materials are only available from a limited number of suppliers. Any shortages in the supply of raw materials could disrupt our manufacturing operations or increase our cost of raw materials. If we are unable to secure sufficient quantities of raw materials or reflect price increases of raw materials in the pricing of our products, our business or profitability will be adversely affected.

The main raw material in the silicon wafer production process is polysilicon. The number of suppliers capable of supplying suitable polysilicon is limited, and a number of them are subsidiaries or affiliates of our competitors. We currently obtain a significant majority of our requirements for polysilicon from four outside suppliers. Three of these four main suppliers are affiliates of Mitsubishi Materials or Sumitomo Metals. We have a long-term supply contract with one of our main suppliers, and have agreed on the basic terms regarding a new long-term supply contract with another one of our main suppliers, which will secure a portion of our growing requirements for polysilicon for the next several years. Due mainly to significant increases in demand for polysilicon from manufacturers of wafers for use in solar energy cells, polysilicon market prices began increasing significantly in 2004. While many major polysilicon manufacturers are currently in the process of increasing their manufacturing capacity, we believe the upward pricing pressure due to further increases in demand will continue in the near term, resulting in significant increases in our purchase price of polysilicon in the current fiscal year, and this could continue further into the future. As a result, we may experience difficulties in sourcing our polysilicon needs or experience significant increases in polysilicon costs in the future. In addition, if our production levels do not grow as we anticipate, we may be required to purchase and carry a significant amount of excess polysilicon, and this would reduce the efficiency of our operations.

We also rely on a limited number of suppliers for our manufacturing equipment. In particular, we develop double-sided mirror polishing machines jointly with a subsidiary of Sumitomo Metals, which is our sole supplier of such equipment. We may not be able to find an alternative supplier for such equipment in a timely manner. Any future problems in our supply of manufacturing equipment could disrupt our manufacturing operations.

Any disruptions to our manufacturing operations due to problems relating to the availability of raw materials or manufacturing equipment could have a material adverse effect on our business, financial condition and results of operations.

Because we depend on a small number of customers for a significant portion of our sales, we may suffer if any one of our major customers significantly reduces its purchases of wafers from us or defaults on payments to us.

We depend on a limited number of customers for a significant portion of our sales. In the fiscal year ended January 31, 2005 and the six months ended July 31, 2005, our top five customers (or end users if sales agents are used) accounted for 37% and 42% of our total net sales, respectively, and two of those customers, Samsung and Intel Corporation, each accounted for over 10% of our total net sales in the six months ended July 31, 2005. We cannot assure you that these key customers will continue to purchase from us at the same levels as in the past. If any of these major customers significantly reduces its purchases of silicon wafers from us or fails to meet its payment obligations, our business, financial condition and results of operations could be materially and adversely affected.

Future demand for wafers for use in solar energy cells may not be as strong as we expect.

We plan to make investments to increase significantly our manufacturing capacity for wafers for use in solar energy cells over the next few years based on our expectation that the strong growth in demand for such wafers in recent years will continue, driven by increasing demand for solar energy cells. Through our increased manufacturing capacity, we plan to increase significantly our sales to a limited number of customers for wafers for use in solar energy cells. However, we cannot assure you that demand for such wafers will continue to increase as we currently expect or that we will be able to expand our production levels of such wafers successfully. Furthermore, one or more of our main customers for such wafers may decide not to increase their purchases from us, and we may be unable to find alternative buyers. In any of these events, we may be unable to realize the expected return on our investments in manufacturing capacity for wafers for use in solar energy cells.

Our past financial information may not be representative of our future results of operations.

The nature and scale of our operations has changed significantly since our incorporation in July 1999. We initially focused on the development and production of 300mm wafers for our principal shareholders. In February 2002, our principal shareholders transferred all of their remaining silicon wafer-related operations to us, after which we began implementing restructuring measures such as personnel reductions and closing of inefficient manufacturing facilities. Mainly as a result of these measures, we recorded substantial net losses for the fiscal years ended January 31, 2003 and 2004. We had generally completed implementing the restructuring measures by January 31, 2005. In addition, we plan to increase our manufacturing capacity of 300mm wafers significantly through April 2009. Due to these developments, our historical financial statements may be of limited use in evaluating trends in our operations and our future prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview".

We may suffer losses from damage to our manufacturing facilities from natural disasters, accidents or other events, particularly if the damage is to our sole 300mm wafer processing facility.

If a large earthquake, storm, fire or other natural disaster, accident or other event were to directly damage, destroy or disrupt our manufacturing facilities, it could disrupt our operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which could result in significant losses. For example, Japan has historically experienced numerous earthquakes and other natural disasters, including typhoons, tidal waves and volcanic eruptions that have caused extensive damage to property and disruption to commerce. In particular, because all of our current and planned 300mm wafer processing capacity is concentrated in our Imari facility in Saga Prefecture in Japan, an earthquake or other natural disaster affecting this area could significantly disrupt our 300mm wafer manufacturing capabilities. Even if our manufacturing facilities are not significantly damaged, a large earthquake, typhoon or other natural disasters, accidents or other events in Japan or elsewhere could result in significant disruptions in our supply of water or electricity or in our distribution channels or supply chains, any of which could lead to delays in new production or shipments of existing inventory. Not all potential losses are insured. Even if losses are covered by insurance, the coverage may not be adequate or the claim may be subject to challenges or other delays in payment. In addition, we do not maintain any insurance coverage for direct or indirect damage resulting from earthquakes.

We may not be able to protect our proprietary intellectual property or maintain or obtain technology licenses from third parties.

We hold a substantial number of patents worldwide relating to our products and processes, some of which are pending patent applications. We also have trademark rights to the SUMCO name and the SUMCO logo. We cannot assure you that our pending patent applications will be granted on a timely basis or at all or that the patents and trademarks we currently hold will be sufficient to protect our intellectual property. Enforcement of our intellectual property rights could be expensive and time-consuming, and we cannot assure you that such rights will give us meaningful protection from infringement. In addition, some of the intellectual property that we use in our operations is licensed from third parties, and we may need to license other intellectual property from third parties in the future. We may not be able to maintain or obtain these licenses in a cost-effective manner or at all, and we cannot assure you that these technologies will lead to the desired commercial advantages. See "Business — Intellectual Property".

We may be accused of infringing the intellectual property rights of others.

Due to the existence of a large number of patents in our field and the rapid rate of issuance of new patents, we may be unknowingly using technology that is the subject of a patent application that has not yet been publicly disclosed. We are currently a defendant in a patent infringement suit by one of our main competitors, and we cannot assure you that third parties will not assert other infringement claims against us or that such claims will not be successful. See "Business — Legal Proceedings". Even if such claims are not successful, a filing of an infringement claim against us could result in a significant investment of time and effort on the part of our management, increased legal expenses, damage to our reputation and other costs, any or all of which could have a material adverse effect on our business, financial condition and results of operations.

Our business is and will continue to be subject to the risks generally associated with international business operations.

We have sales and marketing operations and manufacturing facilities worldwide. At July 31, 2005, 32% of our employees were employed outside Japan. We have sales and marketing operations in the United States, Asia and Europe, in addition to Japan. Our customers are located in many locations around the world, and we market our products in various major global markets. Sales to customers outside Japan comprised 57.2% and 55.7% of our net sales in the fiscal year ended January 31, 2005 and the six months ended July 31, 2005, respectively. A portion of our manufacturing facilities is located in the United States, Indonesia and France. Our business is therefore subject to risks involved in international business, including, without limitation, the following:

- transportation delays
- restrictions on currency convertibility
- changes in local labor conditions
- negative economic or political developments
- changes in laws and policies affecting trade and investment
- governmental regulations applicable to manufacturing operations
- varying standards and practices of regulatory, tax, judicial and administrative bodies
- power and other utility shutdowns and shortages
- wars and acts of terrorism
- epidemics or outbreaks

Our results of operations could also be adversely affected by changes in political or economic conditions in regions where our customers market their own products.

If our manufacturing process is delayed or disrupted, our business, financial condition and results of operations could be materially and adversely affected.

The technology and processes we use for the manufacture of silicon wafers are highly sophisticated, and our manufacturing yields and product performance characteristics can be negatively affected by contamination from particles of foreign matter or by other causes. There is always a risk that, from time to time, there will be production difficulties that will result in delivery delays or limits on our production levels. Such delays or limits could also be caused by problems in supplying polysilicon in the required quantities and quality. If production at our manufacturing facilities is significantly delayed or disrupted, we may not be able to adequately compensate for the decrease in production levels. Furthermore, if facility-wide production difficulties arise in our Imari facility, in which all of our 300mm wafer processing capacity is concentrated, then the delivery of all of our 300mm wafers could be significantly delayed or disrupted. In the event of such delays or disruptions, our customers could decide to purchase products from our competitors, resulting in a reduction in net sales and a deterioration of our customer relationships, all of which could materially and adversely affect our business, financial condition and results of operations.

The interests of our principal shareholders may not be the same as those of our other shareholders.

Immediately following this offering, our principal shareholders will hold 59.9% in aggregate of our issued and outstanding common stock, assuming the over-allotment option is exercised in full. As long as our principal shareholders together retain a majority of our shares, they jointly have the power to appoint our directors and determine or influence fundamental decisions, including the amount of dividends. Also, we expect that Sumitomo Metals and Mitsubishi Materials will, for the foreseeable future, each have one officer serving as a member of our board of directors. Although we conduct our day-to-day operations independently from our principal shareholders, we expect to provide them with certain information from time to time as their equity-method affiliate. We also maintain significant business relationships with our principal shareholders and their affiliates. As their interests may differ from our interests and the interests of our other shareholders, our principal shareholders could exercise influence that may not be in the interests of us or our other shareholders.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. We face inherent risks of environmental liability in our manufacturing activities which we conduct both in and outside Japan. Japanese regulations in these areas have been strengthened in recent years, and we operate a number of facilities in the United States where potential liability related to environmental problems can be significant. If we were to discover or incur any environmental liabilities, the value of our assets could decrease, and we may be required to incur substantial costs to remedy the underlying hazard. In addition, the promulgation of any new environmental legislation may require us to obtain expensive equipment or materials, or incur substantial expenses to ensure that our manufacturing processes and disposal systems remain in compliance with all relevant requirements. As a result of new Japanese environmental regulations, substances such as trichloroethylene, which historically were not regulated for soil contamination, are currently subject to regulation, and one of our properties has contamination from trichloroethylene and other chloroethylenes above the standard set forth in the regulation. Costs associated with future additional environmental compliance or remediation obligations could materially and adversely affect our business, financial condition and results of operations. See "Business — Environmental Standards and Government Regulations".

Currency fluctuations will affect our operating results and could result in exchange losses.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Japanese yen and the U.S. dollar. While our sales from customers outside of Japan are denominated mostly in U.S. dollars, the amount of our costs denominated in U.S. dollars is less than our U.S. dollar sales, and the rest of our costs are denominated mostly in Japanese yen. As a result, changes in yen-dollar exchange rates will affect our operating results and could lead to exchange losses. From time to time, we have engaged in, and may continue to engage in, exchange rate hedging activities. However, we cannot assure you that such hedging activities will be sufficient to eliminate exchange rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors that Affect Our Results of Operations — Currency Exchange Fluctuations".

If we overestimate the amount of wafers that specific customers will ultimately purchase, we may be required to incur inventory write-offs that could adversely affect our results of operations.

Our silicon wafers are custom-made for each customer based on individual technical specifications. Therefore, silicon wafers made for one customer are generally not interchangeable with those made for another customer. We generally determine the amount of silicon wafers to produce for each customer based on non-binding forecasts of volume requirements received from customers. If the volume of silicon wafers that individual customers ultimately purchase from us is significantly below the volume that we produce, we may be required to incur inventory write-offs or dispose of the silicon wafers at a price that is significantly below market prices. Our results of operations could be adversely affected as a result.

Losses relating to our pension and retirement benefit plans and a decline in returns on our plan assets may negatively affect our financial condition and results of operations.

Costs related to our pension and retirement benefit plans may increase if the fair value of our pension plan assets declines or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligation are based, such as a decline in the expected rate of return on plan assets. In addition, we may be required to recognize expenses related to the recognition of previously unrecognized prior service costs as a result of plan amendments. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense.

Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain material respects from U.S. GAAP and generally accepted accounting principles and financial reporting standards in other jurisdictions.

Our consolidated and non-consolidated financial statements are prepared and presented in accordance with Japanese GAAP, which differs in certain material respects from U.S. GAAP and generally accepted accounting principles and financial reporting standards in other jurisdictions. Thus, our financial statements may differ from those prepared for companies outside of Japan in these and other respects. This offering memorandum does not include a reconciliation of our financial statements to U.S. GAAP or to any other generally accepted accounting principles or reporting standards, and we cannot assure you that such a reconciliation would not identify material quantitative differences between Japanese GAAP and U.S. GAAP or between Japanese GAAP and such other generally accepted accounting principles or reporting standards.

Risk Related to Our Shares

Future sales of shares by our existing shareholders or our issuance of additional shares could lower the market price of our shares.

Each of our principal shareholders will continue to hold 29.95% of our outstanding common stock, assuming the over-allotment option of the representative of the Japanese underwriters is exercised in full, upon the completion of the global offering. In the future, our existing shareholders may decide to sell their shares on the Tokyo Stock Exchange or otherwise. In connection with the global offering, we and Sumitomo Metals and Mitsubishi Materials have agreed with the international managers to restrictions on any issuance or sale of shares of our common stock for a period of 180 days after the closing of the global offering. After 180 days from the closing of the global offering, our board of directors will be able to issue and sell additional shares within the unissued portion of our authorized share capital, generally without any shareholder vote, and our principal shareholders will be able to sell their shares. If we were to issue additional shares in the future, purchasers of shares in the global offering may experience dilution. The actual or potential issuance or sale of additional shares could have a material adverse impact on the market price of our shares.

There has been no prior market for our shares, a liquid trading market for the shares may not develop or be sustained, and the market price of our shares may fluctuate greatly.

Prior to the global offering, there has been no market for shares of our common stock. An application has been made for the listing and admission for trading of the shares of our common stock on the Tokyo Stock Exchange, and it is expected that the shares will be admitted for listing on the Tokyo Stock Exchange and that trading will commence on or about November 17, 2005. However, we cannot assure you that the listing will continue or that an active trading market for our shares will develop after the global offering or that it will be sustainable even if such a market does develop. The price of our shares may fluctuate widely after the global offering and may trade at prices below the initial offer price. Many factors, some of which are beyond our control, could contribute to the fluctuation in the price of our shares, including the risk factors described elsewhere in this "Risk Factors" section and also, without limitation:

- market perception of our business and the silicon wafer and semiconductor device industries in general
- differences between our actual financial and operating results and those expected by investors and analysts
- announcements by us of significant acquisitions, joint ventures, strategic alliances, contracts or capital investments
- additions to, or departures from, our board of directors or senior management
- future sales or issuances of our shares by us, as well as future sales of our shares by Sumitomo Metals, Mitsubishi Materials or our other shareholders
- changes in general economic or market conditions
- fluctuations in the Japanese securities markets

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell our shares at a particular price on any particular trading day, or at all.

Stock prices on the Tokyo Stock Exchange, which we expect to be the main venue for trading our shares, are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue between the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the Tokyo Stock Exchange may not be able to sell at such price on a particular trading day, or at all.

You will incur immediate and substantial dilution.

The offer price of the shares in the global offering is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, if you purchase shares in this offering, you will suffer immediate and substantial dilution in the net tangible book value per share. In addition, if we issue additional shares or other equity-related securities in the future to meet our fund-raising needs, it could cause further dilution.

Rights of shareholders under Japanese law may be different from rights of shareholders of companies organized in other jurisdictions.

Our articles of incorporation and the Commercial Code of Japan govern our corporate affairs. Legal principles relating to matters such as the validity of certain corporate procedures, directors' and officers' duties and liabilities, and shareholders' rights under Japanese law may be different from those that would apply to a company incorporated in another jurisdiction. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the laws of other jurisdictions. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce judgments of non-Japanese courts against us which are based on non-Japanese securities laws, including U.S. federal and state securities laws.

USE OF PROCEEDS

We estimate the net proceeds that we will receive from the sale of the new shares issued in the Japanese offering to be approximately ¥59,852 million. We will not receive any of the proceeds from the sale of the existing shares being sold by the selling shareholders. We intend to use the net proceeds from the sale of new shares to finance capital expenditures related to the expansion of our 300mm wafer manufacturing capacity.

INFORMATION CONCERNING THE SHARES

Authorized and Issued Share Capital

On February 6, 2002, we issued 5,000 new shares of common stock, at a price of ¥11,120,000 per share, and 400 new shares of preferred stock, at a price of ¥50,000,000 per share, to Sumitomo Metals. Of the 400 shares of preferred stock, 200 shares were transferred from Sumitomo Metals to Mitsubishi Materials on the same day. On the same date, we issued 5,000 new shares of common stock to Mitsubishi Materials in connection with the merger of Mitsubishi Materials Silicon Corporation into us in which shares of common stock of Mitsubishi Materials Silicon Corporation were exchanged for shares of our common stock at a ratio of one to 440. As a result of these issuances, a total of 20,000 shares of common stock and 400 shares of preferred stock were issued and outstanding as of that date.

On January 30, 2004, we issued a total of 27,000 new shares of common stock at a price of ¥1,000,000 per share to our existing shareholders allocated ratably with their holdings of existing shares of common stock, resulting in a total of 47,000 shares of common stock issued and outstanding as of that date.

On October 31, 2004, all 400 shares of our issued and outstanding preferred stock were mandatorily converted into common stock at a ratio of 50 to one, resulting in the issuance of 20,000 new shares of common stock and a total of 67,000 issued and outstanding shares of common stock as of that date.

On April 26, 2005, our board of directors approved a 1,500-for-one stock split of all shares of common stock, resulting in the issuance of 100,433,000 new shares on May 12, 2005 to holders of common stock.

As of the date of this offering memorandum, we have authorized share capital of 402,000,000 shares of common stock, of which 100,500,000 shares are issued and outstanding.

Listing of the Shares on the Tokyo Stock Exchange

Application has been made for the listing and admission for trading of the shares on the Tokyo Stock Exchange. The Tokyo Stock Exchange will determine at the time of the pricing of the shares in connection with the offering whether the shares will be eligible for listing on its First Section or Second Section on the basis of criteria relating to the expected number of outstanding shares, the expected aggregate market value of the shares and the expected amount of public float of shares, in each case at the time of listing, after taking into account the offer price of the shares and other factors. It is expected that the shares will be admitted for trading on the Tokyo Stock Exchange on or about November 17, 2005. On the basis of the current information concerning the shares, our management expects that, in the absence of unforeseeable events, the Tokyo Stock Exchange will approve the listing of the shares on the First Section. Prior to the offering, the shares have not been publicly traded.

Dividend Policy

Since our incorporation, we have not declared or paid any dividends on our capital stock. We intend to pay dividends in the future upon consideration of various factors, including net income levels, future prospects, capital expenditure needs and retained earnings levels. The declaration, payment and amount of any year-end dividend is subject to the approval of the holders of shares at the ordinary general meeting of shareholders and to statutory restrictions. The declaration, payment and amount of any interim dividend requires a resolution of our board of directors and is subject to statutory restrictions. See "Description of the Shares — Dividends".

EXCHANGE RATES

The following table shows, for each period indicated, certain information concerning the exchange rates of yen for U.S. dollars, expressed in yen per $1.00, based on the average buying and selling rates of telegraphic transfers quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of 10:00 A.M. (Tokyo time) on each business day for the periods indicated:

Fiscal year ended/ending	High	Low	Average[(1)]	Period end
		(yen per dollar)		
March 31, 2001[(2)]	¥123.90	¥104.30	¥111.19	¥123.90
January 31, 2002[(3)]	134.80	116.55	124.31	132.90
January 31, 2003	134.70	115.95	123.68	119.05
January 31, 2004	121.25	105.70	114.65	106.08
January 31, 2005	114.50	102.16	107.87	103.61
January 31, 2006 (through November 7, 2005)	118.16	103.60	110.82	118.16

Calendar year 2005	High	Low	Average[(4)]	Period end
April	¥108.76	¥105.62	¥107.46	¥106.35
May	108.12	104.75	106.93	108.11
June	110.62	106.74	108.68	110.62
July	112.93	110.84	111.95	112.47
August	112.56	109.35	110.79	111.40
September	113.22	109.30	111.09	113.19
October	115.98	113.55	114.91	115.75
November (through November 7, 2005)	118.16	116.63	117.31	118.16

Notes:

(1) Calculated by averaging the exchange rates on the last business day of each month during the respective periods.

(2) This fiscal year began on April 1, 2000 and ended on March 31, 2001.

(3) The fiscal period ended January 31, 2002 was ten months due to the change in fiscal year end from March 31 to January 31 applicable from this fiscal period.

(4) Calculated by averaging the exchange rates on each business day during the relevant month.

These exchange rates are reference rates and are not the rates used to calculate ratios or the rates used to convert yen to U.S. dollars in the financial statements or other financial data contained in this offering memorandum. No representation is made that the yen or U.S. dollar amounts referred to herein have been, could have been or could be converted into U.S. dollars or yen, as the case may be, at these or any other rates.

CAPITALIZATION

The following table shows our indebtedness and total capitalization as of July 31, 2005. It also shows our capitalization as adjusted to give effect to the issuance of 19,200,000 new shares in the Japanese offering for net proceeds to us of ¥59,852 million.

The information in this table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this offering memorandum.

	As of July 31, 2005			
	Actual		As adjusted for the offering	
	(in millions of yen and thousands of dollars)			
Short-term bank loans	¥ 53,059	$ 471,761	¥ 53,059	$ 471,761
Current portion of long-term debt	33,065	293,990	33,065	293,990
Total	¥ 86,124	$ 765,751	¥ 86,124	$ 765,751
Long-term debt (less current portion)	¥ 81,051	$ 720,646	¥ 81,051	$ 720,646
Shareholders' equity:				
Capital stock				
Common stock 402,000,000 shares authorized; 100,500,000 shares issued (119,700,000 shares as adjusted for the new shares)	58,500	520,139	82,174	730,630
Capital surplus	9,859	87,659	46,377	412,350
Retained earnings	20,618	183,320	20,618	183,320
Revaluation reserve for land	2,253	20,032	2,253	20,032
Net unrealized gain on available-for-sale securities	25	222	25	222
Foreign currency translation adjustments	(2,112)	(18,778)	(2,112)	(18,778)
Total shareholders' equity	89,143	792,594	149,335	1,327,776
Total capitalization	¥170,194	$1,513,239	¥230,386	$2,048,422

Note:

(1) There has been no material change in our total capitalization since July 31, 2005.

SELECTED FINANCIAL DATA

Included below are selected consolidated financial data as of and for the fiscal years ended January 31, 2004 and 2005 and the six months ended July 31, 2004 and 2005 and selected non-consolidated financial data as of and for the fiscal periods ended March 31, 2001, January 31, 2002, 2003, 2004 and 2005. We prepare our accounts in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. The data below should be read together with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this offering memorandum.

The following table shows selected consolidated financial data as of and for the fiscal years ended January 31, 2004 and 2005 and the six months ended July 31, 2004 and 2005. The selected consolidated financial data as of and for the fiscal years ended January 31, 2004 and 2005 are derived from our consolidated financial statements included in this offering memorandum. The selected consolidated financial data as of and for the six months ended July 31, 2004 and 2005 are derived from our unaudited semiannual consolidated financial statements included in this offering memorandum.

The unaudited data reflects all adjustments, consisting of normal recurring adjustment, that, in the opinion of management, are necessary for a fair presentation of the amounts, on a basis consistent with selected consolidated financial data derived from the audited consolidated financial statements.

The historical results are not necessarily indicative of results to be expected for any future period, and the operating results for the six months ended July 31, 2005 are not necessarily indicative of the results to be expected for the year ending January 31, 2006. The selected consolidated financial data are not intended to present our financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries or jurisdictions other than Japan.

	As of or for the fiscal year ended January 31,			As of or for the six months ended July 31,		
	2004	2005		2004	2005	
				(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars, except per share data)					
Statement of Operations Data:						
Net sales	¥ 166,432	¥ 193,123	$1,717,107	¥ 96,649	¥100,907	$ 897,190
Cost of sales	139,552	143,371	1,274,749	71,068	72,137	641,389
Gross profit	26,880	49,752	442,358	25,581	28,770	255,801
Selling, general and administrative expenses	19,528	18,285	162,577	9,714	9,416	83,720
Operating profit	7,352	31,467	279,781	15,867	19,354	172,081
Other income (expenses), net which includes:	(41,758)	(10,139)	(90,149)	(5,719)	(4,242)	(37,716)
Loss incurred with business restructuring	(18,563)	(891)	(7,922)	(1,424)	(1,316)	(11,701)
Special amortization loss of consolidation goodwill	(14,924)	—	—	—	—	—
Income (loss) before income taxes and minority interests	(34,406)	21,328	189,632	10,148	15,112	134,365
Income taxes	2,043	10,392	92,398	5,219	6,442	57,278
Minority interests	(1)	70	622	10	52	462
Net income (loss)	¥ (36,448)	¥ 10,866	$ 96,612	¥ 4,919	¥ 8,618	$ 76,625
Net income (loss) per share	¥(1,809,005.11)	¥208,639.39	$ 1,855.07	¥104,653.22	¥ 85.76	$ 0.76
Pro forma net income (loss) per share reflecting common stock split[(1)]	¥ (605.22)	¥ 108.12	$ 0.96	¥ 48.94	¥ 85.76	$ 0.76
Cash dividends per share	—	—	—	—	—	—

	As of or for the fiscal year ended January 31,			As of or for the six months ended July 31,		
	2004	2005		2004	2005	
				(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars, except per share data)					
Balance Sheet Data:						
Current assets	¥107,786	¥103,117	$916,840	¥114,170	¥ 97,614	$ 867,911
Net property, plant and equipment	172,320	178,424	1,586,414	171,741	187,432	1,666,507
Total assets	329,664	317,911	2,826,629	326,104	318,483	2,831,715
Current liabilities	125,439	128,813	1,145,310	127,444	135,169	1,201,822
Short-term bank loans	59,427	48,407	430,399	56,332	53,059	471,761
Current portion of long-term debt	30,007	35,961	319,739	36,157	33,065	293,990
Long-term liabilities	134,493	108,673	966,239	124,140	94,052	836,241
Long-term debt	122,357	96,228	855,588	112,251	81,051	720,646
Shareholders' equity	69,731	80,358	714,484	74,514	89,143	792,594
Other Financial Data:						
Research and development costs	¥ 4,835	¥ 4,263	$ 37,903	¥ 2,194	¥ 2,184	$ 19,419
Depreciation and amortization	43,325(2)	35,665	317,107	16,751	16,629	147,853

Notes:

(1) Pro forma net income (loss) per share reflecting common stock split reflects the 1,500-for-one common stock split in April 2005 and the conversion of outstanding preferred stock into common stock in October 2004. See "Information Concerning the Shares".

(2) Depreciation and amortization for the fiscal year ended January 31, 2004 does not include special amortization loss of consolidation goodwill of ¥14,924 million.

The following table shows selected financial data as of and for the fiscal periods ended March 31, 2001 and January 31, 2002 and selected non-consolidated financial data as of and for the fiscal years ended January 31, 2003, 2004 and 2005. The selected financial data as of and for the fiscal periods ended March 31, 2001 and January 31, 2002 are derived from the audited Japanese language financial statements of the Company not included in this offering memorandum, and the selected non-consolidated financial data as of and for the fiscal years ended January 31, 2003, 2004 and 2005 are derived from our audited Japanese language non-consolidated financial statements not included in this offering memorandum, and in each case are presented in a format that differs from that of such Japanese language financial statements. The Company had no consolidated subsidiaries during the fiscal periods ended March 31, 2001 and January 31, 2002.

	As of or for the fiscal year ended	As of or for the fiscal period ended January 31,			
	March 31, 2001	2002[1]	2003[2]	2004	2005
		(in millions of yen, except per share data)			
Statement of Operations Data:					
Net sales	¥ 6,751	¥ 10,229	¥ 130,416	¥ 139,570	¥ 165,126
Cost of sales	6,580	10,042	114,179	114,699	122,150
Gross profit	171	187	16,237	24,871	42,976
Selling, general and administrative expenses	171	235	15,718	12,241	11,972
Operating profit (loss)	—	(48)	519	12,630	31,004
Other income (expenses), net	(5)	(302)	(53,621)	(66,115)	(9,946)
Income (loss) before income taxes	(5)	(350)	(53,102)	(53,485)	21,058
Income taxes	2	2	(21,941)	1,531	9,447
Net income (loss)	(7)	(352)	(31,161)	(55,016)	11,611
Net income (loss) per share	¥(743.83)	¥(35,188.41)	¥(1,538,252.69)	¥(2,730,577.08)	¥222,942.27
Pro forma net income (loss) per share reflecting common stock split[3]	¥ (0.50)	¥ (23.46)	¥ (524.74)	¥ (913.55)	¥ 115.54
Cash dividends per share	—	—	—	—	—
Balance Sheet Data:					
Current assets	¥ 1,615	¥ 8,957	¥ 98,171	¥ 100,047	¥ 96,028
Net property, plant and equipment	5,736	37,716	144,851	142,616	149,538
Investments and other assets	149	26,932	100,235	61,820	50,583
Total assets	7,500	73,605	343,257	304,483	296,149
Current liabilities	7,015	73,472	104,761	107,247	116,689
Short-term bank loans	—	52,300	64,774	50,284	44,334
Current portion of long-term debt	—	—	16,136	24,167	32,395
Long-term liabilities	—	—	139,742	126,587	97,218
Long-term debt	—	—	127,656	115,947	86,239
Shareholders' equity	485	133	98,754	70,649	82,242
Other Financial Data:					
Research and development costs	¥ —	¥ —	¥ 6,980	¥ 4,431	¥ 3,940
Depreciation and amortization	1	1,850	30,329	27,302	28,973

Notes:

(1) The fiscal period ended January 31, 2002 was ten months due to the change in fiscal year end from March 31 to January 31 applicable from this fiscal period.

(2) In February 2002, all of the remaining silicon wafer and other related operations and businesses of our principal shareholders (other than their 300mm wafer-related operations which had been transferred to us upon our incorporation) were transferred or merged into us.

(3) Pro forma net income (loss) per share reflecting common stock split reflects the 1,500-for-one common stock split in April 2005 and the conversion of outstanding preferred stock into common stock in October 2004. See "Information Concerning the Shares".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial data presented for the fiscal years ended January 31, 2004 and 2005 are derived from our audited consolidated financial statements which, together with their notes, are included elsewhere in this offering memorandum. Financial data presented for the six months ended July 31, 2004 and 2005 are derived from our unaudited consolidated financial statements which, together with their notes, are included elsewhere in this offering memorandum. Prospective investors should read the following discussion of our financial condition and results of operations together with such financial statements and related notes. This section contains forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Forward-Looking Statements" and "Risk Factors".

Overview

General

We develop, manufacture and sell silicon wafers, the principal material used in the manufacturing of semiconductor devices. Our products include mainly polished wafers and epitaxial wafers in diameter sizes ranging from 100mm (4 inches) to 300mm (12 inches). Based on our belief that demand for 300mm wafers will continue to increase significantly in the near- to medium-term, we have made, and plan to continue making over the next few years, substantial investments to expand our 300mm wafer manufacturing capacity, and we plan to enhance our research and development activities related to 300mm wafers. Our products also include wafers for use in solar energy cells and quartz crucibles for use in the manufacturing process of silicon wafers. Although sales of such products were not material during the periods under review, we aim to increase our sales of wafers for use in solar energy cells significantly over the next several years.

Historically, changes in the size of the worldwide market for silicon wafers have correlated generally with the worldwide market for semiconductor devices and, as a result, have been subject to significant cyclicality and volatility, although such cyclicality and volatility have been relatively subdued in recent years, which we believe is due in part to the increased diversification of applications for semiconductor devices. We expect that cyclicality and volatility with respect to 300mm wafers in particular will continue to be subdued in the near- to medium-term as semiconductor manufacturers prioritize utilization of their capacity that processes 300mm wafers. Under our cost structure, a significant portion of our cost of sales are costs that do not vary directly with changes in production levels. Changes in production levels and capacity utilization rates resulting from changes in market demand for our products have significant effects on our overall profitability, and our results of operations could fluctuate significantly in future years if fluctuations in the silicon wafer market intensify.

We were incorporated in July 1999 as a joint venture to develop and produce 300mm wafers for our founding shareholders. In February 2002, our shareholders transferred all of their remaining silicon wafer and other related operations to us. See "Business — History". Because of this, comparisons of our financial condition and results of operations for the fiscal years ended January 31, 2003, 2004 and 2005 with earlier fiscal periods are not meaningful.

We have not prepared consolidated financial statements for fiscal periods prior to the fiscal year ended January 31, 2004. We have included selected non-consolidated financial data for the fiscal periods ended March 31, 2001 and January 31, 2002, 2003, 2004 and 2005 in this offering memorandum. Our consolidated net sales have historically been higher than our non-consolidated net sales mainly because some of our foreign subsidiaries manufacture products at their own facilities and sell them directly to their customers. Differences between consolidated and non-consolidated operating profit have mainly been due to the effect of operating income or losses at SUMCO USA Corporation, our largest subsidiary. Significant differences in other income (expenses) have existed in recent years between our consolidated and non-consolidated results of operations due mainly to the effects of restructuring measures related to manufacturing subsidiaries of SUMCO USA Corporation.

Restructuring

In the fiscal year ended January 31, 2004 and, to a lesser extent, the fiscal year ended January 31, 2005 and the six months ended July 31, 2005, we incurred substantial costs in connection with a series of restructuring measures related to our manufacturing operations in Japan and the United States, which we implemented as the final step in the integration of the manufacturing operations of our predecessors to address redundancy in our manufacturing operations that resulted from the integration of the operations of our predecessors and the general unprofitability of specific manufacturing capacity. We also incurred substantial costs related to a number of early retirement programs in Japan in both fiscal years. See "Business — History".

In particular, in the fiscal year ended January 31, 2004, we incurred costs related to the termination of the manufacturing of smaller-diameter wafers at our Noda facility in Chiba Prefecture and to our decision to close our two manufacturing facilities located in Oregon. In the fiscal year ended January 31, 2005 and the six months ended July 31, 2005, we incurred further costs related to the termination of manufacturing activities at the manufacturing facilities in Oregon. We also incurred severance costs related mainly to early retirement programs in both fiscal years. Loss incurred with business restructuring in the fiscal years ended January 31, 2004 and 2005 and the six months ended July 31, 2005 of ¥18,563 million, ¥891 million and ¥1,316 million, respectively, consisted mainly of such losses and costs. We also incurred additional payment and related expense for employees' retirement benefits of ¥1,509 million consisting of severance costs related to early retirement programs for employees in Japan. We also incurred a special amortization loss of consolidation goodwill of ¥14,924 million relating to SUMCO Oregon Corporation in the fiscal year ended January 31, 2004 as a result of our decision to close the manufacturing facilities operated by this subsidiary. The termination of manufacturing activities at these facilities and the transfer of production of many of the products previously produced at these facilities to our other facilities have helped improve our average capacity utilization rates, thus improving manufacturing efficiency. While we have been experiencing some delays in the transfer of production from the Oregon facilities to certain of our other foreign facilities, we believe we have substantially completed the implementation of the above restructuring measures, and we aim to complete the final transfer process related to our Oregon facilities during the current fiscal year.

Factors that Affect Our Results of Operations

Net Sales

Net sales are determined by product pricing and the volume of units sold. We charge different prices depending on the diameter of the silicon wafer and wafer type. The volume of units we sell is generally determined by the level of demand for our products, which in turn is affected by levels of demand for our customers' semiconductor devices and by our performance with respect to competitive factors such as product quality, price, product supply capabilities, product line-up, technical service and customer relations, as well as by the amount of supply of silicon wafers available for sale in the market. In periods during which demand for our products exceeds our production volume, the volume of our unit sales is primarily limited by our manufacturing capacity.

We recognize sales at the time of shipment pursuant to applicable accounting standards.

Products

We charge different prices depending on diameter size and wafer type. The use of larger-diameter wafers allows semiconductor device manufacturers to improve manufacturing efficiency, as more semiconductor devices can be produced on a single wafer and the processes and time required for such production is generally the same regardless of wafer size. Larger-diameter silicon wafers generally command a higher price, and price per square inch is also generally higher for larger-diameter silicon wafers. In particular, price per square inch of 300mm wafers, the largest diameter silicon wafer currently commercially available, is significantly higher than price per square inch of 200mm wafers. Although our sales of 200mm wafers have been higher than sales of 300mm wafers in the fiscal years ended January 31, 2004 and 2005 and the six months ended July 31, 2005, sales of 300mm wafers have been the fastest growing among our various diameter wafers during these periods as we have continued to expand our 300mm wafer manufacturing capacity in response to increasing market demand. As a result of this growth, our 300mm wafers have become a principal source of our profitability, and we expect this trend to continue for the foreseeable future.

Certain types of silicon wafers are priced higher than others of the same diameter. For example, epitaxial wafers are generally priced higher compared to polished wafers of the same diameter. In addition, each product type has a different manufacturing cost profile. As a result, the profitability of each product type varies, and our product mix, which is determined from time to time based on the product needs of our customers to which we adjust our manufacturing operations, has an impact on our results of operations.

Manufacturing Capacity

We have been gradually expanding our manufacturing capacity for 300mm wafers since we first began manufacturing such wafers in 2001. Our 300mm wafer manufacturing capacity had increased to 200,000 wafers per month by June 2004 and 300,000 wafers per month by April 2005. We plan to continue the expansion of our manufacturing capacity for 300mm wafers over the next few years. Specifically, we plan to increase our monthly 300mm wafer manufacturing capacity to 380,000 wafers per month by December 2005, 450,000 wafers per month by October 2006, 550,000 wafers per month by October 2007, 650,000 wafers per month by October 2008 and 700,000 wafers per month by April 2009, although we may adjust our expansion plan based on future trends in market demand. At the same time, we generally plan to maintain our current manufacturing capacity for smaller-diameter wafers.

We have in the past reduced our manufacturing capacity for silicon wafers with diameters of 200mm or less to eliminate redundancy in our manufacturing operations resulting from the integration of the operations of our predecessors and in response to general unprofitability of specific manufacturing capacity. Such measures have included the termination of some or all manufacturing activities at certain facilities, as in the case of our Oregon and Noda facilities.

Cyclicality of the Silicon Wafer Market

Almost all of our sales of silicon wafers consist of products used for semiconductor devices. As a result, general pricing levels for our silicon wafers and the volume of units we sell are significantly affected by changes in market demand for our customers' semiconductor devices. Historically, the size of the worldwide market for silicon wafers, measured in square inches of silicon wafers shipped, has correlated closely with the number of units of semiconductor devices shipped worldwide. Semiconductor devices are subject to rapid technological change and product obsolescence, and their demand is significantly affected by macroeconomic trends that affect end-product demand. Because of this, the semiconductor device market has historically been highly cyclical and subject to significant downturns at various times, although the cyclicality has been more subdued in recent years which we believe is due in part to the increased diversification of applications for semiconductor devices.

Demand for silicon wafers has been subject to similar product cycles. Due to the manufacturing efficiencies that can be achieved by semiconductor device manufacturers through the use of larger-diameter wafers, the diameter of available silicon wafers has increased significantly over the years. The increase in diameter occurs in steps, with the 200mm, 150mm, 125mm and 100mm wafers preceding the 300mm wafers. Historically, as larger-diameter wafers become available, growth in demand for the next largest-diameter wafers begins to slow, and while demand for such next largest-diameter silicon wafers then begins to decline, demand for the larger-diameter wafers overtakes demand for the next largest-diameter wafers. Demand for the next largest-diameter wafers then generally stabilizes at a level lower than its peak and subsequently sustains a gradual decline. The diameter size of silicon wafers with the highest demand, in terms of total square inches, has historically shifted to a larger-diameter wafer in roughly six- to twelve-year cycles, with the previous wafer continuing to be sold for many years, as in the case of 100mm wafers which were overtaken by 125mm and 150mm wafers in the late 1980s. Currently, demand for 300mm wafers is increasing rapidly, although total 300mm wafer demand is still lower than demand for 200mm wafers. Gartner Dataquest projects that demand for 300mm wafers, in terms of square inches, will overtake 200mm wafers in 2009.

Over time, prices for each diameter size of silicon wafers generally show a decline until they reach a certain price after which point the prices stabilize, although in some years prices may increase or decrease depending on the market environment for semiconductor devices and the supply of silicon wafers. The rate of such decline is generally highest in the initial years of a product cycle when the rate of increases in supply is the highest. For example, according to Gartner Dataquest, the rate of decline in the average selling price for 300mm wafers during 2004 was lower compared to the previous year but was significantly higher in both 2003 and 2004 than the rate of decline in the average selling price for 200mm wafers.

See "Business — Industry Background" for more information regarding trends in the silicon wafer and semiconductor device markets.

Costs and Expenses

Cost of sales

Our cost of sales consist principally of:

- cost of raw materials and supplies, including polysilicon, quartz crucibles, various gases and chemicals used during the manufacturing process and polishing material
- depreciation and amortization related to manufacturing equipment and facilities
- payroll and bonuses for manufacturing personnel

Major components of our cost of sales, including depreciation and amortization and payroll and bonuses, as well as other components such as equipment maintenance costs, do not correlate directly to changes in net sales, although we enhance the correlation of payroll and bonuses with net sales by increasing the number of temporary employees during periods of higher demand to allow us to lower payroll and bonuses during periods of lower demand. Because such components represent a significant proportion of our cost of sales, an increase in manufacturing efficiency through higher capacity utilization rates of our manufacturing facilities and higher manufacturing yields, which enables us to increase net sales without significantly increasing these components of cost of sales, is a key factor in improving our profitability. During periods of lower market demand, we have experienced, and may in the future experience, significant declines in capacity utilization rates, resulting in significant adverse effects on our profitability.

We depreciate our manufacturing equipment in our Japanese facilities based on the declining-balance method principally over seven years and those in the facilities of most of our overseas subsidiaries based on the straight-line method over five years. We depreciate our buildings and structures in Japan on a straight-line basis principally over 31 years.

In recent years, demand for polysilicon has been increasing due mainly to increased demand for wafers for use in solar energy cells, while the increase in supply has been more limited. This imbalance has led to a significant increase in polysilicon market prices beginning in 2004. The prices of the polysilicon we purchase are generally fixed on a fiscal year by fiscal year basis, and we expect that the market price increases will result in a significant increase in our polysilicon purchase costs beginning the fiscal year ending January 31, 2006. The effect of any rapid and significant future market price increase may be partially reduced by our long-term supply contracts that are subject to annual price adjustments within a specified range. See "Business — Suppliers of Raw Materials, Supplies and Manufacturing Equipment". Based on the timing of future increases in manufacturing capacity announced by major polysilicon suppliers, we believe upward pricing pressure could continue for the foreseeable future.

In general, cost of sales per unit of larger-diameter wafers are higher than those of smaller-diameter wafers, and cost of sales per unit of wafer types involving more complex manufacturing processes, such as epitaxial wafers and high-precision wafers, are higher than those that are less complex, such as conventional polished wafers. Furthermore, cost of sales per unit for wafer types that we manufacture in relatively small quantities and that require specialized manufacturing equipment, such as SOI wafers, are significantly higher than silicon wafers with the same diameter that are manufactured in larger quantities and do not require specialized manufacturing equipment because of substantial depreciation costs per unit relating to the specialized equipment.

Selling, general and administrative expenses

Selling, general and administrative expenses consist principally of the following components:

- shipping costs of our products to customers
- payroll and bonuses for administrative and other non-manufacturing personnel
- depreciation and amortization other than those included in manufacturing costs within cost of sales
- research and development costs, including labor costs for research and development personnel, and depreciation and amortization related to research and development
- lease and rent expenses for administrative office space and related equipment
- amortization of consolidation goodwill related mainly to SUMCO USA Corporation which we are amortizing over 20 years

In addition to the above, some of our manufacturing personnel, whose labor costs are included within cost of sales, engage in product development activities for a portion of their work time.

Currency Exchange Fluctuations

Our net sales are denominated mostly in Japanese yen and U.S. dollars. Almost all of our sales to customers in Japan are denominated in Japanese yen and most of our other sales are denominated in U.S. dollars. As a result, the appreciation of the Japanese yen against the U.S. dollar will generally result in decreased net sales and vice versa. Most of our manufacturing costs are denominated in Japanese yen, and to a lesser extent, U.S. dollars. We record a foreign currency-denominated transaction on the date it occurs in Japanese yen based on the exchange rate at the end of the previous month. The realized gain or loss resulting from the application of a different exchange rate when the transaction is settled is credited or charged as foreign exchange gains (loss), net within other income (expenses). In addition, we record the balances of foreign currency-based accounts receivable and accounts payable at the period-end exchange rate, and the resulting gain or loss is also credited or charged as foreign exchange gains (loss), net. As a result, changes in the exchange rate between the Japanese yen and foreign currencies, mostly the U.S. dollar, affect our net income. Our foreign currency-denominated sales exceed our foreign currency-denominated costs, and our foreign currency-based accounts receivable exceed our foreign currency-based accounts payable. As a result, absent hedging transactions, the appreciation of the Japanese yen against the U.S. dollar will generally result in decreased net income and vice versa.

We hedge a portion of our exposure to foreign exchange risk related to the U.S. dollar through the use of foreign currency forward contracts. We do not hedge against other currencies as net sales denominated in such other currencies have not been material. See "— Quantitative and Qualitative Disclosure Regarding Market Risk — Foreign Currency Exchange Rate Fluctuations", note 15 to our audited consolidated financial statements and note 11 to our unaudited semiannual consolidated financial statements included elsewhere in this offering memorandum.

Retirement Benefit Plans

The Company maintains retirement benefit plans for its employees, including employees of some of its Japanese subsidiaries, consisting of a lump-sum payment and a non-contributory tax-qualified defined benefit plan. Our benefit obligations as of January 31, 2005 were ¥21,680 million. On the same date, the fair value of our plan assets was ¥9,848 million. Of the ¥11,832 million in unfunded benefit obligations, ¥8,430 million was recorded as a liability for retirement benefits on our consolidated balance sheet as of January 31, 2005, which represents the unfunded benefit obligations after certain adjustments. We amortize over ten years the excess of unfunded benefit obligations over the amount recorded as a liability on our consolidated balance sheet. See note 7 to our audited consolidated financial statements included elsewhere in this offering memorandum.

Outlook

Outlook for the Fiscal Year Ending January 31, 2006

We expect our net sales in the fiscal year ending January 31, 2006 to show a slight increase over net sales in the fiscal year ended January 31, 2005, reflecting our expectation of a smaller increase in overall market demand for silicon wafers in the fiscal year ending January 31, 2006 compared to the previous fiscal year. Because of the increase in our manufacturing capacity for 300mm wafers and our expectation for continued solid market demand for such wafers in the fiscal year ending January 31, 2006, we expect an increase in the proportion of net sales attributable to 300mm wafers within total net sales. As a result, we expect that operating profits and net income for the fiscal year ending January 31, 2006 will increase compared to the fiscal year ended January 31, 2005 by a rate that is generally consistent with the increase of operating profits and net income for the six months ended July 31, 2005 compared to the six months ended July 31, 2004, reflecting the generally higher profitability of 300mm wafers compared to our other products.

The foregoing statements are forward-looking statements based upon the assumptions and beliefs of our management regarding levels of demand for our silicon wafers, market environment, increases in our manufacturing capacity and other factors and are subject to the qualifications described under "Forward-Looking Statements". Our actual results of operations could vary significantly from those described above as a result of unanticipated changes in the factors described above or other factors, including those described in "— Factors Affecting Our Results of Operations" and "Risk Factors".

Consolidated Results of Operations

	Fiscal year ended January 31,			Six months ended July 31,		
	2004	2005		2004	2005	
				(unaudited)	(unaudited)	
	(in millions of yen and thousands of dollars)					
Net sales	¥166,432	¥193,123	$1,717,107	¥96,649	¥100,907	$897,190
Cost of sales	139,552	143,371	1,274,749	71,068	72,137	641,389
Gross profit	26,880	49,752	442,358	25,581	28,770	255,801
Selling, general and administrative expenses	19,528	18,285	162,577	9,714	9,416	83,720
Operating profit	7,352	31,467	279,781	15,867	19,354	172,081
Other income (expenses), net	(41,758)	(10,139)	(90,149)	(5,719)	(4,242)	(37,716)
which includes:						
Loss incurred with business restructuring	(18,563)	(891)	(7,922)	(1,424)	(1,316)	(11,701)
Special amortization loss of consolidation goodwill	(14,924)	—	—	—	—	—
Income (loss) before income taxes and minority interests	(34,406)	21,328	189,632	10,148	15,112	134,365
Income taxes	2,043	10,392	92,398	5,219	6,442	57,278
Minority interests	(1)	70	622	10	52	462
Net income (loss)	¥(36,448)	¥ 10,866	$ 96,612	¥ 4,919	¥ 8,618	$ 76,625

Comparison of the six months ended July 31, 2005 and 2004

Net sales. Net sales were ¥100,907 million in the six months ended July 31, 2005, an increase of ¥4,258 million, or 4.4%, from ¥96,649 million in the corresponding period in the previous fiscal year. The increase was due mainly to an increase in unit sales of 300mm wafers, as increases in our manufacturing capacity for 300mm wafers allowed us to meet increasing customer demand for these wafers. This effect was offset in part by ongoing price erosion to which silicon wafers are generally subject and a decline in unit sales of 200mm wafers due to decreased demand in the beginning of the current fiscal year compared to strong demand in the first half of the previous fiscal year.

Based on the geographical location of customers, net sales to customers in Asia (excluding Japan) were ¥28,890 million in the six months ended July 31, 2005, an increase of ¥2,922 million, or 11.3%, compared to the corresponding period in the previous fiscal year. This represented the largest increase among the geographical regions and was attributable primarily to increased demand for 300mm wafers. Net sales to customers in Japan were ¥44,659 million in the six months ended July 31, 2005, an increase of ¥2,537 million, or 6.0%, compared to the corresponding period in the previous fiscal year. This increase was attributable primarily to increased demand for 300mm wafers. Net sales to customers in North America were ¥19,491 million, a decrease of ¥375 million compared to the corresponding period in the previous fiscal year due primarily to the effect of the appreciation of the yen against the U.S. dollar. Net sales to customers in other regions, mainly Europe, were ¥7,867 million, a decrease of ¥826 million compared to the corresponding period in the previous fiscal year.

Cost of sales. Cost of sales was ¥72,137 million in the six months ended July 31, 2005, an increase of ¥1,069 million, or 1.5%, from ¥71,068 million in the corresponding period in the previous fiscal year due to the increase in net sales. The percentage increase in cost of sales was lower than that of net sales because portions of our cost of sales, such as depreciation and amortization and payroll and bonuses, did not increase in proportion with the increase in net sales. We were also able to increase manufacturing efficiency by generally improving manufacturing yields and other efficiency-enhancing measures.

Gross profit. As a result of the preceding factors, gross profit was ¥28,770 million, an increase of ¥3,189 million, or 12.5%, from ¥25,581 million in the corresponding period in the previous fiscal year, and gross margin increased from 26.5% to 28.5%.

Selling, general and administrative expenses. Selling, general and administrative expenses were ¥9,416 million in the six months ended July 31, 2005, a decrease of ¥298 million, or 3.1%, from ¥9,714 million in the corresponding period in the previous fiscal year. The decrease was due mainly to a decrease in depreciation expenses as well as general cost-reduction efforts.

Operating profit. As a result of the preceding factors, operating profit was ¥19,354 million in the six months ended July 31, 2005, an increase of ¥3,487 million, or 22.0%, from ¥15,867 million in the corresponding period in the previous fiscal year.

Other income (expenses), net. Other income (expenses), net was expenses of ¥4,242 million in the six months ended July 31, 2005, a decrease of ¥1,477 million from expenses of ¥5,719 million in the corresponding period in the previous fiscal year. The decrease was due primarily to additional payment and related expense for employees' retirement benefits of ¥1,397 million incurred in the six months ended July 31, 2004, consisting of severance costs related to early retirement programs for employees in Japan, which we did not incur in the six months ended July 31, 2005.

Income (loss) before income taxes and minority interests. As a result of the preceding factors, we recorded income before income taxes and minority interests of ¥15,112 million in the six months ended July 31, 2005 compared to ¥10,148 million in the corresponding period in the previous fiscal year.

Income taxes. Income taxes were ¥6,442 million in the six months ended July 31, 2005, an increase of ¥1,223 million from ¥5,219 million in the corresponding period in the previous fiscal year. Of our income taxes of ¥6,442 million in the six months ended July 31, 2005, ¥3,898 million was recorded as a deferred income tax expense due mainly to a reduction in deferred tax assets as a result of the application of tax loss carryforwards.

Net income (loss). As a result of the preceding factors, net income in the six months ended July 31, 2005 was ¥8,618 million compared to ¥4,919 million in the corresponding period in the previous fiscal year.

Comparison of the fiscal years ended January 31, 2005 and 2004

Net sales. Net sales were ¥193,123 million in the fiscal year ended January 31, 2005, an increase of ¥26,691 million, or 16.0%, from ¥166,432 million in the previous fiscal year. The increase was due mainly to an increase in the number of units sold, as increases in our manufacturing capacity for 300mm wafers allowed us to meet increasing customer demand for these wafers. Sales of 200mm wafers also increased due to increased unit sales based on strong demand during the first half of the fiscal year. The effect of increased unit sales over the full fiscal year was offset in part by ongoing price erosion to which silicon wafers are generally subject.

Based on the geographical location of customers, net sales to customers in Asia (excluding Japan) were ¥54,740 million in the fiscal year ended January 31, 2005, an increase of ¥13,557 million, or 32.9%, compared to the previous fiscal year. This represented the largest increase among the geographical regions and was attributable primarily to significant increases in demand from two of our major customers in the region for 300mm polished wafers. Net sales to customers in Japan were ¥82,609 million in the fiscal year ended January 31, 2005, an increase of ¥10,216 million, or 14.1%, compared to the previous fiscal year. This increase was attributable primarily to increased demand for 300mm wafers. Net sales to customers in North America were ¥37,944 million, a decrease of ¥71 million compared to the previous fiscal year due to the effect of the appreciation of the yen against the U.S. dollar. Net sales to customers in other regions, mainly Europe, were ¥17,830 million, an increase of ¥2,989 million compared to the previous fiscal year as a result of increased sales and marketing activities for 300mm wafers in Europe.

Cost of sales. Cost of sales was ¥143,371 million in the fiscal year ended January 31, 2005, an increase of ¥3,819 million, or 2.7%, from ¥139,552 million in the previous fiscal year due to the increase in net sales. The percentage increase in cost of sales was significantly lower than that of net sales because portions of our cost of sales, such as depreciation and amortization and payroll and bonuses, did not increase in proportion with the increase in net sales. We were also able to increase manufacturing efficiency by generally improving manufacturing yields. Another contributing factor to the lower percentage increase was our enhanced manufacturing efficiency mainly through improvements in capacity utilization rates and lower employee headcount in our U.S. facilities, resulting mainly from our restructuring measures.

Gross profit. As a result of the preceding factors, gross profit was ¥49,752 million, an increase of ¥22,872 million, or 85.1%, from ¥26,880 million in the previous fiscal year, and gross margin increased from 16.1% to 25.8%.

Selling, general and administrative expenses. Selling, general and administrative expenses were ¥18,285 million in the fiscal year ended January 31, 2005, a decrease of ¥1,243 million, or 6.4%, from ¥19,528 million in the previous fiscal year. The decrease was due mainly to a decrease in amortization of consolidation goodwill and research and development costs, offset in part by an increase in shipping costs. The decrease in amortization of consolidation goodwill was due to the incurrence of special amortization loss of consolidation goodwill as other expenses in the previous year in connection with our decision to close the manufacturing facilities operated by SUMCO Oregon Corporation.

Operating profit. As a result of the preceding factors, operating profit was ¥31,467 million in the fiscal year ended January 31, 2005, an increase of ¥24,115 million, or 328.0%, from ¥7,352 million in the previous fiscal year.

Other income (expenses), net. Other income (expenses), net was expenses of ¥10,139 million in the fiscal year ended January 31, 2005, a decrease of ¥31,619 million from expenses of ¥41,758 million in the previous fiscal year. The decrease was due primarily to loss incurred with business restructuring in the amount of ¥18,563 million in the fiscal year ended January 31, 2004 related mostly to the termination of the manufacturing of smaller-diameter wafers at our Noda facility in Chiba Prefecture and all manufacturing activities at our two manufacturing facilities located in Oregon. Loss incurred with business restructuring for the fiscal year ended January 31, 2005 was significantly lower at ¥891 million which was related to the termination of manufacturing activities at our Oregon facilities. In addition, we incurred ¥14,924 million of special amortization loss of consolidation goodwill in the fiscal year ended January 31, 2004 related to SUMCO Oregon Corporation, our subsidiary that operated the Oregon facilities, which we did not incur in the following fiscal year. Foreign exchange loss was ¥209 million in the fiscal year ended January 31, 2005, a decrease of ¥1,599 million compared to the previous fiscal year when we were adversely affected by the significant appreciation of the yen.

Income (loss) before income taxes and minority interests. As a result of the preceding factors, we recorded income before income taxes and minority interests of ¥21,328 million in the fiscal year ended January 31, 2005 compared to loss before income taxes and minority interests of ¥34,406 million in the previous fiscal year.

Income taxes. Income taxes were ¥10,392 million in the fiscal year ended January 31, 2005, an increase of ¥8,349 million from ¥2,043 million in the previous fiscal year. Of our income taxes of ¥10,392 million in the fiscal year ended January 31, 2005, ¥9,463 million was recorded as a deferred income tax expense due mainly to a reduction in deferred tax assets as a result of the application of tax loss carryforwards. In the fiscal year ended January 31, 2005, the actual effective tax rate of 48.7% was higher than the statutory tax rate of 41.4% due mainly to the effect of nondeductible expenses and amortization of consolidation goodwill. We incurred income taxes despite losses before income taxes and minority interests in the previous fiscal year due to income before income taxes recorded at some of our subsidiaries. See note 9 to our audited consolidated financial statements included elsewhere in this offering memorandum.

Net income (loss). As a result of the preceding factors, net income in the fiscal year ended January 31, 2005 was ¥10,866 million compared to a net loss of ¥36,448 million in the previous fiscal year.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with Japanese GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reported period. Management evaluates its estimates and assumptions on an ongoing basis. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions.

We believe the following critical accounting policies are affected by management's estimates and assumptions, changes to which could have a significant impact on our consolidated financial statements.

Deferred Taxes

We must assess the likelihood that we will be able to recover our deferred tax assets based on an estimation of future taxable income and the weight of available evidence. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. If future taxable income is lower than expected due to future market conditions or poor operating results, significant adjustment to the valuation allowance against deferred tax assets may be required.

Impairment of Long-lived Assets

The Company adopted the new Japanese accounting standard for recognition of impairment of fixed assets, including goodwill, as of the fiscal year ended January 31, 2005. We review our long-lived assets, including goodwill, for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of our business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The amount of the impairment loss to be recognized is the difference between the carrying amount of the asset and its recoverable amount, which is the higher of the discounted cash flows from continued use and the eventual disposition of the asset and the net selling price at disposition. Such a loss may be substantial relative to the carrying amount of the asset at the time loss recognition is triggered.

Impairment of long-lived assets is evaluated for groups of assets based on the lowest level of identifiable independent cash flows. Due to our asset usage model and the interchangeable nature of our silicon wafer manufacturing capacity, we must make subjective judgments in determining the independent cash flows that can be related to specific asset groupings. In assessing the impairment for goodwill, we allocate goodwill to the respective reporting units.

We recognized no impairment loss since our adoption of the new pronouncement in the fiscal year ended January 31, 2005. If future cash flows related to long-lived assets, including goodwill, prove to be worse than our estimation, we may incur impairment losses.

Retirement Benefits and Pension Plans

Projected benefit obligations are determined on an actuarial basis and significantly affected by the assumptions used in their calculations, such as the discount rate, long-term rate of return of plan assets, salary growth and other factors. The Company annually reviews the assumptions underlying the actuarial calculations, making adjustments based on current market data. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our future pension obligations and pension costs.

Liquidity and Capital Resources

Cash Requirements and Resources

We consider our operating activities our most significant cash resource. In the fiscal years ended January 31, 2004 and 2005 and the six months ended July 31, 2004 and 2005, cash provided by operating activities was ¥42,360 million, ¥49,365 million, ¥20,335 million and ¥27,739 million, respectively.

Our short-term bank loans outstanding at July 31, 2005 totaled ¥53,059 million, consisting mostly of drawdowns on bank overdraft facilities. In addition, we had a ¥30,000 million unsecured commitment line at July 31, 2005, which was renewed under substantially similar terms on September 30, 2005. The current commitment line expires in September 2007. The commitment line was unused at July 31, 2005. Although drawdowns on the commitment line are subject to customary conditions precedent, they require no additional credit approvals from the lending banks.

Our long-term debt outstanding (including the current portion) at July 31, 2005 consisted of ¥100,099 million in loans from banks and other financial institutions and ¥14,017 million in capital lease obligations. We also have an unsecured credit facility of ¥20,000 million, all of which was unused as of July 31, 2005, with a syndicate of commercial banks that will expire in September 2006 and which we expect to renew upon expiration. Although drawdowns on the credit facility are subject to customary conditions precedent, they require no additional credit approvals from the lending banks.

Maturities on long-term debt outstanding (including the current portion) at January 31, 2005 were as follows:

Fiscal year ending January 31,	Maturity amount	
	(in millions of yen and thousands of dollars)	
2006	¥35,961	$319,739
2007	34,853	309,887
2008	28,671	254,921
2009	16,401	145,826
2010	9,371	83,320
2011 and thereafter	6,932	61,634

Bank loans included in short-term bank loans and long-term debt, other than bank overdraft facilities, are generally subject to customary events of default and covenants. A syndicated loan facility, of which ¥40,000 million was outstanding at July 31, 2005, contains financial covenants that require us to maintain shareholders' equity, and the ratio of shareholders' equity to interest-bearing debt, above a specified level. Of our short-term bank loans and long-term debt outstanding at July 31, 2005, ¥20,033 million was secured mainly by our machinery and equipment and buildings and structures.

The weighted average annual interest rate of our short-term bank loans and long-term debt outstanding at January 31, 2005 were 1.2% and 2.2%, respectively.

Historically, Sumitomo Metals and Mitsubishi Materials had guaranteed most of our bank loans and finance lease obligations. By April 11, 2005, all of these guarantees for bank loans and some of these guarantees for finance lease obligations were terminated. At September 30, 2005, ¥4,535 million and ¥1,086 million of our outstanding finance lease obligations continued to be guaranteed by Sumitomo Metals and Mitsubishi Materials, respectively. In the past, Sumitomo Metals and Mitsubishi Materials have made investments in our capital stock. We do not expect to receive future financial support from Sumitomo Metals and Mitsubishi Materials, other than the existing guarantees of our finance lease obligations.

In addition to the capital leases included in long-term debt, we have entered into finance leases that do not transfer ownership of the leased property to the lessee at the end of the lease term, which we account for as operating leases pursuant to Japanese GAAP. The pro-forma 'as if capitalized' amount for the leased property of these finance leases, after the effect of pro-forma accumulated depreciation, at January 31, 2005 was ¥4,618 million. Future lease payments due for these finance leases and rental commitments for operating leases outstanding as of January 31, 2005 were as follows:

Fiscal year ending January 31,	Finance leases		Operating leases	
	(in millions of yen and thousands of dollars)			
2006	¥1,215	$10,803	¥ 298	$ 2,650
2007 and thereafter	3,403	30,257	1,905	16,937

In additional to the above commitments, we have payment commitments related to polysilicon purchases under supply contracts, including one long-term supply contract. See "Business — Suppliers of Raw Materials, Supplies and Manufacturing Equipment".

Capital Requirements

Our capital expenditures for the fiscal years ended January 31, 2004 and 2005 and the six months ended July 31, 2005 were ¥30.2 billion, ¥44.6 billion and ¥24.8 billion, respectively. The manufacture of silicon wafers requires substantial capital expenditures. Capital expenditures are generally related to purchases of manufacturing equipment, engineering and construction of manufacturing facilities and research and development activities. Most of our capital expenditures since the fiscal year ended January 31, 2002 have been related to increasing our 300mm wafer manufacturing capacity. Through July 31, 2005, we had made an aggregate of approximately ¥117 billion in capital expenditures related to increases in our 300mm wafer manufacturing capacity.

We expect to make substantial capital expenditures in coming years related to the further expansion of our 300mm wafer manufacturing capacity. We expect to make capital expenditures of approximately ¥77 billion in the aggregate for the fiscal years ending January 31, 2006 and 2007. In addition, we also plan to make other capital expenditures in the amount of approximately ¥38 billion in the aggregate for the fiscal years ending January 31, 2006 and 2007 mainly to (i) improve our 200mm wafer manufacturing capabilities to accommodate the production of more high-precision products and (ii) increase our manufacturing capacity for wafers for use in solar energy cells. We expect to continue making substantial capital expenditures in and after the fiscal year ending January 31, 2008 primarily related to further expansions of our 300mm wafer manufacturing capacity.

We plan to fund our capital expenditures for the current fiscal year with the net proceeds from the Japanese offering and cash provided by operating activities. We plan to finance our future capital expenditures mainly through cash provided by operating activities. Although we currently have no plans to do so, we may also decide in the future to fund our capital expenditures through debt financings. We believe that cash provided by these sources will be sufficient to fund our operations for the foreseeable future.

The foregoing amounts represent our best estimate of our future capital expenditures based on information currently available to us and various assumptions, including with respect to our current expectations of our business environment, including future demand for 300mm wafers, and the prices at which we will be able to acquire equipment or construct facilities. Actual amounts may vary, as we may choose not to make or to expedite or postpone making these capital investments. We may also choose to make additional capital investments if our market expectations significantly improve. Furthermore, the amounts we spend may differ from our current expectations due to changes in the price of equipment and for other reasons. Factors which may affect our actual capital expenditures also include, without limitation, those described in "Risk Factors" and "Forward Looking Statements".

Cash Flow

The following tables show information about our cash flows during the periods indicated:

	Six months ended July 31,		
	2004	2005	
	(in millions of yen and thousands of dollars)		
Net cash provided by operating activities	¥ 20,335	¥ 27,739	$ 246,635
Net cash used in investing activities	(18,406)	(23,000)	(204,499)
Net cash used in financing activities	(7,189)	(13,762)	(122,362)
Foreign currency transaction adjustments on cash and cash equivalents	55	29	258
Net decrease in cash and cash equivalents	(5,205)	(8,994)	(79,968)
Cash and cash equivalents at beginning of period	30,821	14,002	124,495
Cash and cash equivalents at end of period	¥ 25,616	¥ 5,008	$ 44,527

	Fiscal year ended January 31,		
	2004	2005	
	(in millions of yen and thousands of dollars)		
Net cash provided by operating activities	¥ 42,360	¥ 49,365	$ 438,916
Net cash used in investing activities	(23,535)	(35,168)	(312,688)
Net cash used in financing activities	(360)	(31,063)	(276,189)
Foreign currency translation adjustments on cash and cash equivalents	(39)	47	418
Net increase (decrease) in cash and cash equivalents	18,426	(16,819)	(149,543)
Cash and cash equivalents at beginning of year	12,395	30,821	274,038
Cash and cash equivalents at end of year	¥ 30,821	¥ 14,002	$ 124,495

Comparison of the six months ended July 31, 2005 and 2004

We recorded a net decrease in cash and cash equivalents of ¥8,994 million in the six months ended July 31, 2005 compared to a net decrease of ¥5,205 million in the six months ended July 31, 2004. In both six-month periods, net cash provided by operating activities was more than offset by net cash used in investing activities and financing activities.

Net cash provided by operating activities in the six months ended July 31, 2005 was ¥27,739 million, an increase of ¥7,404 million compared to the corresponding six months in the previous fiscal year. The increase was due mainly to an increase in income before income taxes and minority interests of ¥4,964 million and an increase in notes and accounts receivable, trade that was ¥3,218 million lower in the six months ended July 31, 2005 compared to the corresponding period in the previous fiscal year. These effects were offset in part by an increase in inventories of ¥1,650 million in the six months ended July 31, 2005 compared to a decrease of ¥370 million in the corresponding period in the previous fiscal year and a decrease in notes and accounts payable, trade of ¥786 million in the six months ended July 31, 2005 compared to an increase of ¥818 million in the corresponding period in the previous fiscal year.

Net cash used in investing activities was ¥23,000 million in the six months ended July 31, 2005, an increase of ¥4,594 million compared to the corresponding period in the previous fiscal year. The increase was due to an increase of ¥6,183 million in payments for purchases of fixed assets which in turn was due mainly to increased purchases for the expansion of our 300mm wafer manufacturing capacity.

Net cash used in financing activities was ¥13,762 million in the six months ended July 31, 2005, an increase of ¥6,573 million compared to the corresponding period in the previous fiscal year. The increase reflects a decrease of ¥8,122 million in proceeds from long-term debt and an increase of ¥6,224 million in repayments of long-term debt. These effects were offset in part by the effect of an increase in short-term bank loans, net of ¥4,637 million in the six months ended July 31, 2005 compared to a decrease of ¥3,136 million in the corresponding period in the previous fiscal year.

Comparison of the fiscal years ended January 31, 2005 and 2004

We recorded a net decrease in cash and cash equivalents of ¥16,819 million in the fiscal year ended January 31, 2005 compared to a net increase of ¥18,426 million in the fiscal year ended January 31, 2004. In the fiscal year ended January 31, 2005, the net decrease was a result of net cash provided by operating activities being more than offset by net cash used in investing activities and financing activities. In the fiscal year ended January 31, 2004, the net increase was a result of net cash provided by operating activities more than offsetting net cash used in investing activities and financing activities.

Net cash provided by operating activities in the fiscal year ended January 31, 2005 was ¥49,365 million, an increase of ¥7,005 million compared to the previous fiscal year. The increase was due mainly to our recording income before income taxes and minority interests of ¥21,328 million in the fiscal year ended January 31, 2005 compared with a loss of ¥34,406 million in the previous fiscal year. This effect was offset in part by a decrease in amortization of consolidation goodwill by ¥15,535 million due mainly to the special amortization loss of consolidation goodwill incurred in the fiscal year ended January 31, 2004 in connection with our decision to close our Oregon facilities.

Net cash used in investing activities was ¥35,168 million in the fiscal year ended January 31, 2005, an increase of ¥11,633 million compared to the previous fiscal year. The increase was due to an increase of ¥12,443 million in payments for purchases of fixed assets which in turn was due mainly to increased purchases for the expansion of our 300mm wafer manufacturing capacity.

Net cash used in financing activities was ¥31,063 million in the fiscal year ended January 31, 2005, an increase of ¥30,703 million compared to the previous fiscal year. The increase mainly reflects proceeds from issuance of common stock of ¥27,000 million in the previous fiscal year and an increase of ¥18,507 million in repayments of long-term debt offset in part by the effect of a decrease of ¥10,805 million in decrease in short-term bank loans, net.

Quantitative and Qualitative Disclosure Regarding Market Risk

Foreign Currency Exchange Rate Fluctuations

Because a significant portion of our net sales is denominated in currencies other than yen and a smaller portion of our manufacturing capacity is located outside of Japan, we are exposed to foreign exchange risk, primarily related to the U.S. dollar. We enter into foreign currency forward contracts to hedge against the impact of fluctuations in foreign exchange rates on accounts receivables denominated in U.S. dollars to the extent the foreign exchange risk is not offset by corresponding accounts payable denominated in foreign currencies. The counterparties to our foreign currency forward contracts are limited to major international financial institutions. We enter into such derivative transactions based on internal policies which regulate the authorization and credit limit amount. We currently do not hedge against fluctuations in currencies other than the U.S. dollar because net sales denominated in such other currencies are not material. See note 15 to our audited consolidated financial statements and note 11 to our unaudited semiannual consolidated financial statements included elsewhere in this offering memorandum for further information regarding our foreign currency forward contracts. In the fiscal year ending January 31, 2006, we began applying hedge accounting with respect to foreign currency forward contracts that are used as hedges for forecasted export sales transactions, and this is reflected in our unaudited consolidated financial statements for the six months ended July 31, 2005. The application of hedge accounting to our consolidated financial statements for the fiscal years ended January 31, 2004 and 2005 would not have had a material effect on our results of operations for such fiscal years.

Interest Rate Fluctuations

We are exposed to interest rate fluctuations with respect to debt obligations with floating interest rates. We hedge a portion of this exposure using interest rate swap contracts taking general interest rate trends into consideration. As a result, approximately 30% of our interest-bearing liabilities was exposed to interest rate fluctuation risk as of July 31, 2005.

BUSINESS

Overview

We are a leading provider of silicon wafers, the principal material used in the manufacturing of semiconductor devices. According to Gartner Dataquest, we were the second largest manufacturer of silicon wafers by sales revenue worldwide in 2004, with approximately 22.6% of the global market for silicon wafers. Customers of our silicon wafers include most of the world's leading semiconductor device manufacturers, including all 19 semiconductor device manufacturers within the world's top 20 semiconductor device vendors in 2004. We offer our customers a wide range of silicon wafers that meet each customer's specific requirements, including polished wafers, epitaxial wafers and SOI wafers, in diameter sizes ranging from 100mm (4 inches) to 300mm (12 inches). In particular, we focus on 300mm wafers, the largest diameter silicon wafers that are currently used to mass produce semiconductor devices. Our share of the global market for 300mm wafers, at approximately one-third of the total worldwide sales revenue of 300mm wafers in 2004, was significantly higher than our share of the global market for silicon wafers as a whole in 2004. We also manufacture wafers for use in solar energy cells, and we believe we are one of the world's leading suppliers of quartz crucibles for use in the manufacturing process of silicon wafers.

Semiconductor device manufacturers require silicon wafers of large diameters and stringent specifications to reduce manufacturing costs and maximize performance. Our principal strategy is to focus on further expanding our 300mm wafer business with a goal of becoming the world's leading 300mm wafer manufacturer. Gartner Dataquest projects that demand for 300mm wafers will continue to increase in the foreseeable future and that demand for 200mm wafers will generally remain stable in the medium-term, with an increase in the proportion of high-precision 200mm wafers. The same source projects that demand for 300mm wafers will overtake 200mm wafers, in terms of total square inches of demand, in 2009. We believe that a future increase in demand for 300mm wafers is supported by the fact that a significant portion of new manufacturing capacity currently planned by semiconductor device manufacturers is capacity that processes 300mm wafers. To meet the increasing demand for 300mm wafers and to strengthen our competitive market position, we plan to make substantial investments to expand our 300mm wafer manufacturing capacity over the next few years. We also intend to continue our shift in focus from conventional 200mm wafers to various types of high-precision 200mm wafers.

We operate manufacturing facilities in Japan, the United States, Indonesia and France. We have three sales offices in Japan, eight sales offices in the United States and one sales office each in the United Kingdom, France, Singapore and China. We also have one office each in Taiwan and South Korea that provide technical support to our customers in these countries. As of July 31, 2005, we had 17 consolidated subsidiaries, of which 12 were located in five countries outside Japan, eight in the United States and one each in the United Kingdom, France, Indonesia and Singapore. We had 3,931 employees in Japan as of July 31, 2005, including 189 temporary employees, and 1,863 employees outside of Japan as of June 30, 2005, including 34 temporary employees.

History

Our predecessor, Silicon United Manufacturing Corporation, was incorporated in July 1999 as a joint venture between Sumitomo Metals, Mitsubishi Materials and Mitsubishi Materials Silicon Corporation (a subsidiary of Mitsubishi Materials that manufactured and sold silicon wafers), to develop and produce 300mm wafers for which demand was expected to grow significantly. At the time of the incorporation, few silicon manufacturers had capabilities for large-scale production of 300mm wafers. Sumitomo Metals, which was a leader in the area of wafer processing technology, and Mitsubishi Materials, which was a leader in the area of monocrystalline ingot growing technology, were then the fourth and fifth largest silicon wafer manufacturers worldwide in terms of sales revenue, respectively. They sought to combine their resources and strengths through the joint venture to make in an efficient manner the large investments required to develop large-scale 300mm wafer production capabilities.

In February 2002, Sumitomo Metals and Mitsubishi Materials transferred their remaining silicon wafer and other related operations to the joint venture to take advantage of the benefits of an increased market presence and the realization of technological synergies. Sumitomo Metals transferred its silicon wafer division to Silicon United Manufacturing, and Mitsubishi Materials Silicon merged into Silicon United Manufacturing. Immediately following the transfer and merger, Silicon United Manufacturing changed its corporate name to Sumitomo Mitsubishi Silicon Corporation. Since then, we have been specializing in the development, manufacture and sale of various types of silicon wafers for leading semiconductor device manufacturers worldwide.

After the transfer and merger, we implemented a series of restructuring measures to enhance our efficiency through the integration of the manufacturing and other operations inherited from our predecessors.

These measures included the closing of our manufacturing facility in Fremont, California, which produced smaller-diameter epitaxial wafers, in May 2003, the termination of the manufacturing operation of smaller-diameter wafers at our Noda facility in December 2003 and the closing of our manufacturing facilities in Oregon in July 2005. We transferred the production of many of the products previously produced at these facilities to our other facilities. We also conducted a number of early retirement programs to resolve personnel redundancy. While these measures resulted in substantial restructuring costs in the fiscal years ended January 31, 2004 and 2005 and in the six months ended July 31, 2005, we completed substantially all of the above restructuring measures through July 31, 2005, other than the completion of the final transfer process related to our Oregon facilities which we aim to complete during the current fiscal year. We believe that these measures have resulted in a significant enhancement of the cost competitiveness of our silicon wafer business.

On August 1, 2005, we changed our corporate name from Sumitomo Mitsubishi Silicon Corporation to SUMCO CORPORATION.

Industry Background

Silicon Wafers

Silicon wafers are the principal material from which semiconductor devices are manufactured. Semiconductor devices are in turn vital components for most electronic products, including computers, communication electronics, consumer electronics, automobile electronics and industrial electronics. The level of demand for silicon wafers depends largely on the demand for semiconductor devices, which is highly cyclical and volatile in nature due to rapid technological change, product obsolescence and changes in end-product demand based on macroeconomic trends, although cyclicality and volatility have been relatively subdued in recent years, which we believe is due in part to the increased diversification of applications for semiconductor devices resulting in an increase in the proportion of non-personal computer-related applications such as digital consumer electronics and car electronic equipment. We expect that cyclicality and volatility with respect to 300mm wafers in particular will continue to be subdued in the near- to medium-term as semiconductor device manufacturers prioritize utilization of their capacity that processes 300mm wafers. According to WSTS, after reaching its peak in 2000 in terms of number of units shipped, the total worldwide semiconductor device market declined significantly in 2001 and has been growing generally since then until a small decline in the second half of 2004 and the first quarter of 2005. Gartner Dataquest projects that demand for semiconductor devices will recover in the second half of 2005 and generally continue to grow in the medium-term at a compound annual growth rate of 6.8% between 2004 and 2010. Total silicon wafers shipped worldwide, in terms of square inches, generally followed the same trend. Total silicon wafers shipped worldwide in 2000 was 5,551 million square inches, which declined to 3,940 million square inches in 2001 but increased to 6,262 million square inches in 2004, according to Semiconductor Equipment and Materials International, or SEMI. Gartner Dataquest projects that silicon wafer demand will increase modestly by 1% in 2005 compared to the previous year due to increasing electronic equipment demand, and that demand for 300mm wafers will continue to increase significantly in 2005 from a total of 7.2 million wafers in 2004, reaching approximately one million wafers per month by the end of 2005, and that overall silicon wafer demand (in square inches) will increase by 7.2% in 2006 due to a sustainable recovery in the semiconductor device industry. The same source projects that the compound annual growth rate for silicon wafers demand (in square inches) between 2004 and 2010 will be 6.6%.

Historically, total worldwide semiconductor devices shipped, in terms of units, and silicon wafers shipped, in terms of square inches, have generally had a close correlation. The following table shows historical market information for total shipments of semiconductor devices and silicon wafers:

	Calendar Year															
	1997				1998				1999				2000			
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
	(in millions of units in the case of semiconductor devices and millions of square inches in the case of silicon wafers)															
Semiconductor devices	56,917	64,131	67,477	66,768	63,858	64,831	64,422	64,446	64,652	72,445	78,798	83,921	85,027	94,620	99,157	94,553
Silicon wafers	848	967	1,057	1,083	980	933	875	824	940	1,084	1,178	1,267	1,274	1,373	1,457	1,448

	Calendar Year																
	2001				2002				2003				2004				2005
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q
	(in millions of units in the case of semiconductor devices and millions of square inches in the case of silicon wafers)																
Semiconductor devices	81,829	74,599	69,869	67,536	74,139	88,105	88,669	84,719	84,255	89,322	93,278	99,876	101,957	113,923	113,196	104,391	103,272
Silicon wafers	1,250	988	824	878	1,011	1,273	1,263	1,134	1,175	1,273	1,307	1,392	1,529	1,619	1,629	1,486	1,465

Source: Information for semiconductor devices is by WSTS, and information for silicon wafers is by SEMI.

The silicon wafer size most commonly sold today is the 200mm wafer. According to Gartner Dataquest, 300mm wafers accounted for 12.2% of the total square inches of silicon wafers shipped in 2004, a 4% increase from 2003, while 200mm wafers accounted for 50.6%, a 0.8% decline from 2003. Although the share of 300mm wafers still remains behind that of 200mm wafers, 300mm wafers constituted more than 25% of the overall silicon wafer market in terms of sales revenue in 2004 due mainly to the significantly higher price per square inch of 300mm wafers compared to smaller diameter wafers. Major silicon wafer manufacturers have been expanding their 300mm wafer manufacturing capacities as leading semiconductor device manufacturers have been increasing their use of 300mm wafers in recent years. The primary benefit of using 300mm wafers for semiconductor device manufacturers is cost reduction in the manufacturing process. Significant improvements in manufacturing efficiency can be achieved, as 300mm wafers provide roughly 2.3 to 2.5 times more chips per wafer compared to 200mm wafers.

The following graph shows historical (through 2004) and forecasted (2005 and beyond) demand for 100mm, 125mm, 150mm, 200mm and 300mm wafers:


(Millions of Square Inches)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005(2)
2006(2)
2007(2)
2008(2)
2009(2)
2010(2)
100mm
125mm
150mm
200mm
300mm

Notes:

(1) Source: Gartner Dataquest "Worldwide Wafer Size Distribution, 1992-2010" (May 2005)

(2) Data for 2005 through 2010 are forecasts.

Gartner Dataquest projects that use of 300mm wafers will continue to increase significantly in the foreseeable future, while demand for 200mm wafers will generally remain stable in the medium-term, with an increase in the proportion of high-precision 200mm wafers. Specifically, such source predicts that demand for 300mm wafers in terms of square inches will increase by 48% in 2005, compared to the previous year, while demand for 200mm or smaller wafers will decline by 5%. Gartner Dataquest projects that total shipments of 200mm wafers in terms of square inches will be surpassed by 300mm wafers in 2009, and that 300mm wafers will constitute approximately 40% of the total square inches of silicon wafers shipped in that year. Demand for 150mm wafers is expected to decline in the next few years while those smaller than 150mm have already stabilized after significant past declines.

Larger-diameter silicon wafers generally command a higher price per square inch. This is because the use of larger diameter silicon wafers allows semiconductor device manufacturers to improve manufacturing efficiency. For example, the price per square inch of 300mm wafers is significantly higher than that of 200mm wafers. Over time, prices for each diameter size of silicon wafers generally show a decline until they reach a certain price after which point the prices stabilize, although in some years prices may increase or decrease depending on the market environment for semiconductor devices and the supply of silicon wafers. The rate of such decline is generally highest in the initial years of a product cycle when the rate of increases in market supply of the relevant product is the highest. For example, according to Gartner Dataquest, the rate of decline in the average selling price for 300mm wafers during 2004 was lower compared to the previous year but was significantly higher in both years than that for 200mm wafers.

Wafers for Use in Solar Energy Cells

Based on increasing demand in recent years for sustainable energy sources that are less harmful to the environment, worldwide demand for solar energy cells, and as a result, demand for wafers for use in solar energy cells, has increased significantly. We believe this trend will continue for the foreseeable future.

Strengths

Leading market position, particularly with respect to 300mm wafers and epitaxial wafers

Strong market position with respect to 300mm wafers with wafer processing capacity concentrated in our Imari facility

According to Gartner Dataquest, we were the second largest manufacturer by sales revenue of silicon wafers worldwide in 2004, with approximately 22.6% of the total global market. In 2004, our market share with respect to 300mm wafers was approximately one-third of the total global market for 300mm wafers. We believe that one of the primary reasons for our particularly strong market position with respect to 300mm wafers is that we were one of the first silicon wafer manufacturers to focus on significantly increasing 300mm wafer manufacturing capacity, which led to our manufacturing capacity of 300,000 wafers per month in April 2005. We believe that our 300mm wafer manufacturing capacity is one of the top two in the industry, surpassing the third manufacturer by a substantial margin. The cost of establishing wafer manufacturing capacity for 300mm wafers, including the cost of manufacturing equipment, is significantly higher compared to smaller-diameter wafers, and this makes it more difficult for some of our competitors to implement significant expansions in 300mm wafer capacity. Technological barriers to entry related to 300mm wafers are also higher than those for smaller-diameter silicon wafers in general, as the technological capabilities required to manufacture 300mm wafers, such as the ability to produce large monocrystalline silicon ingots and high-precision wafers using double-sided polishing and epitaxial layer growing techniques, are significantly more sophisticated than those required for smaller-diameter wafers.

Furthermore, we believe that we have been able to enhance the cost efficiency of our 300mm wafer manufacturing capacity and the technological capabilities of our manufacturing and research and development personnel by concentrating all of our 300mm wafer processing capacity in our Imari facility. We believe this concentration allows us to achieve higher manufacturing efficiency due to the significantly larger investments required to build 300mm wafer processing capacity, reduce other costs such as personnel costs compared to the costs that would be required to operate multiple 300mm wafer facilities and enhance the technological capabilities of our manufacturing and research and development personnel. With respect to the production of monocrystalline silicon ingots for 300mm wafers, we divide production among our Saga and Yonezawa facilities to diversify natural disaster and accident risks, as the production process for monocrystalline silicon ingots is generally more sensitive to such disruptions.

Largest worldwide market share of epitaxial wafers

We had the largest market share of epitaxial wafers in 2004, with approximately 27.8% of the total global market, according to Gartner Dataquest. A higher proportion of the 300mm wafers we sell are epitaxial wafers compared to the proportion for smaller-diameter wafers. Our strong market position in 300mm wafers, together with the general preference of some of our major customers for epitaxial wafers, has helped us achieve our strong market position with respect to epitaxial wafers.

Strong customer base

Our customers include most of the world's leading semiconductor device manufacturers, including all 19 semiconductor device manufacturers within the world's top 20 semiconductor device vendors in 2004. In the fiscal year ended January 31, 2005, our largest customers for silicon wafers (including those purchasing through sales agents) included Samsung, Intel, NEC, TSMC, Renesas Technology, Toshiba, Infineon, Elpida, Micron Technologies and Texas Instruments. We believe that we are the largest supplier of silicon wafers to many of these customers, especially with respect to 300mm wafers. We maintain close relationships with our customers through our various customer support services, including those offered by our technical service staff, as well as collaboration with some of our customers relating to research and development activities.

Strong technological base

As technologies related to semiconductor devices become increasingly sophisticated, the technical specifications that semiconductor device manufacturers require from silicon wafer manufacturers are becoming increasingly demanding. At the same time, semiconductor device manufacturers are increasingly shifting to 300mm wafers, as they offer significantly better manufacturing efficiency. The manufacture of such high-specification and large silicon wafers requires strong technological capabilities. We combined the technological strengths of our predecessors, including the strong wafer processing technology of Sumitomo Metals and the monocrystalline ingot growing technology of Mitsubishi Materials, and further developed them, taking advantage of various technological synergies. This strong technological base, much of which is proprietary to us in the form of patents and other intellectual property, enhances our competitiveness.

Our stable source of raw materials, supplies and advanced manufacturing equipment

We source our requirements for quartz crucibles, which are an indispensable supply item for the production of monocrystalline ingots, mainly through our wholly-owned subsidiary and source a substantial portion of our requirements for polysilicon, the main raw material in the silicon wafer production process, and some of our key manufacturing equipment, including monocrystalline ingot growers and mirror-polishing machines, from affiliates of our principal shareholders. We believe these to be a stable source of raw materials, supplies and advanced manufacturing equipment.

Efficient operations as a result of restructuring and other cost-reduction measures

We have recently completed a series of restructuring measures related to the termination of manufacturing operations in all or a portion of certain facilities in Japan and the United States and the transfer of production of many of the products previously produced at these facilities to our other facilities. We have also implemented a number of early retirement programs together with the other restructuring measures. While this series of restructuring measures resulted in substantial restructuring costs in the fiscal years ended January 31, 2004 and 2005, they have helped improve our average capacity utilization rates, thus improving manufacturing efficiency, and decreased ongoing personnel-related costs, resulting in a more cost-efficient operation. As a result of these restructuring measures, the total number of our full-time employees declined from 6,702 as of January 31, 2003 (or December 31, 2002 with respect to employees outside of Japan) to 5,705 as of January 31, 2005 (or December 31, 2004 with respect to employees outside of Japan).

Strategies

Our goal is to become the world's leading manufacturer of 300mm wafers. Specifically, we plan to implement the following strategic initiatives to achieve our goal:

Devote significant resources to the expansion of our 300mm wafer manufacturing capacity, with our 300mm wafer processing capacity concentrated in our Imari facility, to strengthen our 300mm wafer business as our core business

We plan to expand our 300mm wafer business through substantial investments to increase our 300mm wafer manufacturing capacity, mainly the wafer processing capacity of our Imari facility, over the next few years. Of the approximately ¥158 billion in total capital expenditures we plan to make during the fiscal years ending January 31, 2006, 2007 and 2008, ¥104 billion will be related to the expansion of 300mm wafer capacity. Through these and further investments in 300mm wafers, we aim to increase our 300mm wafer manufacturing capacity significantly from 300,000 wafers per month in April 2005 to 700,000 wafers per month by April 2009. We plan to continue concentrating our 300mm wafer processing capacity in our Imari facility, which has ample space for further capacity expansion, and our 300mm monocrystalline ingot production capacity in our Saga and Yonezawa facilities, to optimize cost and other efficiencies while controlling risk. We believe that the expansion of our 300mm wafer manufacturing capacity will enhance our profitability and strengthen the position of our 300mm wafer business as our core business.

Enhance research and development related to 300mm wafers

We plan to enhance our research and development activities related to 300mm wafers. Areas of concentration would include technologies relating to monocrystalline ingot growing and wafer processing that enhance manufacturing efficiency and product quality relating to various types of 300mm wafers, which, in addition to polished and epitaxial wafers, also include annealed and thin-film SOI wafers. Based on these research and development activities, we will aim to differentiate our 300mm products from those of our competitors. In addition, we believe we will be able to improve the cost efficiency of our 300mm wafer manufacturing operations through theses activities.

Shift our 200mm wafer product business from conventional 200mm wafers to high-precision 200mm wafers

We believe that, while demand for 200mm wafers will generally remain stable in the medium-term, demand for high-precision 200mm wafers will be stronger than demand for conventional wafers. We plan to increase capital expenditures related to high-precision 200mm wafers and annealed wafers. We also plan to focus on 200mm and 150mm wafers suitable for semiconductor devices for use in automobile applications that operate on higher frequencies and in wider temperature variations. Through these efforts, we aim to make our high-precision and other higher-value 200mm wafer business one of our main areas of strength together with our 300mm wafer business. With respect to conventional 200mm wafers, we plan to continue our cost-reduction efforts by improving manufacturing yields, increasing productivity and reducing the cost of supplies for further enhancements in our cost competitiveness.

Expand our business related to wafers for use in solar energy cells

We currently sell wafers for use in solar energy cells manufactured by our subsidiary, SUMCO Solar Corporation. We plan to make investments to increase significantly our manufacturing capacity for such wafers over the next few years based on our expectation that the strong growth in demand for wafers for use in solar energy cells in recent years will continue, driven by increasing demand for energy sources that are sustainable and less harmful to the environment. We believe that our strengths in this field, such as our unique use of the cost-effective electromagnetic casting method, our strong customer base that includes two of the world's leading solar energy cell manufacturers and our polysilicon supply capabilities, will provide us with the competitive advantages necessary to expand sales as our manufacturing capacity increases.

Products

Each of the silicon wafer products that we offer is designed and manufactured based on technological specifications provided by the respective customer. The products can be divided into two main categories, polished wafers and epitaxial wafers. In addition, we offer thick-film SOI wafers and are currently developing thin-film SOI wafers, the latter of which we believe have strong future market potential. We offer silicon wafers in diameter sizes ranging from 100mm to 300mm. We use the term "high-precision wafers" to refer to our products that have superior technological specifications with respect to flatness, number of surface particles and levels of crystalline perfection offered in response to the needs of semiconductor device manufacturers in manufacturing semiconductor devices with more advanced characteristics. High-precision wafers require significantly more advanced micro-fabrication capabilities to manufacture. All of our 300mm wafers and some of our 200mm and 150mm wafers are high-precision wafers.

In addition to silicon wafer products for semiconductor devices, we produce wafers for use in solar energy cells and quartz crucibles.

Polished Wafers

Polished wafers are generally the most common and the least process-intensive of the silicon wafers produced by silicon wafer manufacturers. As semiconductor devices continue to develop in terms of complexity and sophistication, customers increasingly demand silicon wafers with superior flatness, fewer surface particles and higher levels of crystalline perfection. Many sophisticated process technologies are utilized for producing silicon wafers with these characteristics. For example, we have developed advanced ultra-flat double-sided mirror polishing technologies for 200mm and 300mm wafers to meet our customers' requirements for polished wafers that are compatible with next-generation semiconductor devices. We also offer annealed wafers, which are polished wafers annealed in hydrogen or argon atmospheres, which have superior levels of near-surface crystalline perfection compared to conventional polished wafers. Polished wafers also include test wafers, which are wafers used by semiconductor device manufacturers to test their manufacturing lines, processes and equipment.

Epitaxial Wafers

For customers that require superior levels of crystalline perfection without micro defects or require a layer with different resistivities, we manufacture epitaxial wafers by growing a monocrystalline silicon layer called an epitaxial layer on the surface of a polished wafer using chemical vapor deposition processes. The epitaxial layer on the substrate surface allows for more complex and customer specific semiconductor devices, such as micro processor units, imaging devices and power devices.

SOI Wafers

SOI wafers are composed of the base silicon substrate and a monocrystalline silicon layer electrically isolated by a thin insulator. This insulator allows for a variety of active and passive elements to be included on the same integrated circuit. The insulator itself provides additional advantages that make it possible for customers to simplify their manufacturing process and improve device performance. SOI wafers are used for semiconductor devices that require lower power consumption characteristics and higher processing speeds such as micro processor units and allow for shorter device manufacturing process steps. We offer thick-film SOI wafers and are currently developing thin-film SOI wafers, the latter of which we believe has strong future market potential. Thick-film SOI wafers are used primarily for smaller-diameter wafers and thin-film SOI wafers are used primarily for larger-diameter wafers such as 300mm wafers. One of the technologies that we use to manufacture thin-film SOI wafers is the separation by implanted oxygen, or SIMOX, by which oxygen ions are implanted into a polished wafer, and a thin active layer on the surface is created. The thin active layer enables easier separation of devices on the wafer and can shorten device manufacturing process steps.

Wafers for Use in Solar Energy Cells

We sell wafers for use in solar energy cells manufactured by our subsidiary, SUMCO Solar Corporation. These wafers, which are square in shape with 156mm sides, are sliced out of multi-crystalline silicon ingots and are manufactured from raw polysilicon using the electromagnetic casting method which employs semi-continuous casting technology. Under the electromagnetic casting method, which we believe is currently commercially applied only by SUMCO Solar Corporation, large ingots exceeding 12 feet in length are produced by gradually pulling them out of the square-shaped crucible while being water-cooled. The method enables us to be cost-effective in the production of wafers for use in solar energy cells.

Quartz Crucibles

Quartz crucibles are crucibles made from high-purity silica material that are used to grow monocrystalline ingots. Manufacturers of silicon wafers require a regular supply of quartz crucibles made of quartz as the surface of quartz crucibles gradually erodes through use. Larger diameter quartz crucibles allow the user to form larger and longer silicon ingots. We offer quartz crucibles with diameters ranging from 14 inches to 32 inches. Quartz crucibles with diameters 28 inches or more are capable of accommodating the production of ingots for 300mm wafers.

Customers, Sales and Marketing

We sell silicon wafers to most of the leading semiconductor device manufacturers worldwide, including all 19 semiconductor device manufacturers within the world's top 20 semiconductor device vendors in 2004. In the fiscal year ended January 31, 2005, our largest customers for silicon wafers (including those purchasing through sales agents) included Samsung, Intel, NEC, TSMC, Renesas Technology, Toshiba, Infineon Technology, Elpida, Micron Technology and Texas Instruments. In the fiscal year ended January 31, 2005 and the six months ended July 31, 2005, our top ten customers for silicon wafers (or end users if sales agents are used) accounted for 53% and 55% of our total net sales, respectively, and Samsung and Intel each accounted for over 10% of our net sales in the six months ended July 31, 2005. We have three sales offices in Japan, eight sales offices in the United States and one sales office each in the United Kingdom, France, Singapore and China.

We expect demand for silicon wafers, especially 300 mm wafers, to grow significantly in the near- to medium-term, particularly in Asia. We have been strengthening our sales and customer service efforts in the region by establishing one office each in Taiwan and South Korea in October 2004 that provide technical support to our customers in these countries, and a sales office in Shanghai in February 2004.

We sell silicon wafers either directly to our customers or through various sales agents. The largest sales agent in terms of sales is Sumitomo Corporation. Unless otherwise noted, references to our "customers" in this offering memorandum, in relation to silicon wafers sold through these sales agents, include the semiconductor device manufacturers to which such sales agents resell the products. By selling through sales agents, we are in some cases able to shift the risk of non-payment by semiconductor device manufacturers to these sales agents or reduce our logistics and inventory management functions which would otherwise be significant. In Japan, we also benefit from sales promotion activities and administrative work associated with sales conducted by the sales agents, although customer support functions for the benefit of the customers of the sales agents are performed mainly by us. A substantial portion of our sales is through sales agents.

Our silicon wafers are custom made for each customer based on individual technical specifications, and our sales personnel, together with our technical service staff, work together with our customers to provide them with such products as efficiently as possible. We also collaborate with our customers in research and development activities. We appoint sales personnel to each of our key customers to act as the primary contact to the customer. While daily management of the sales account is performed by these sales personnel, members of our technical service staff join our sales personnel in their interaction with customers as necessary. The number of sales personnel that we maintained in Japan, United States, Asia and Europe as of July 31, 2005 was 177, 49, 9 and 20, respectively.

In accordance with industry practice, pricing is typically agreed upon and renewed semi-annually for customers in Japan and quarterly for customers overseas, but also in both cases subject to more frequent negotiations, and volume is determined by the customer on an order-by-order basis.

We sell our wafers for use in solar energy cells to a number of the world's leading solar energy cell manufacturers. Customers of our quartz crucibles include many of our major competitors.

We believe that the level of our customer service is generally competitive with those offered by our competitors.

Manufacturing

Manufacturing Processes

The manufacturing process of polished silicon wafers can be largely divided into the following two processes: monocrystalline ingot growing and wafer processing.

Monocrystalline Ingot Growing

We produce monocrystalline ingots using the Czochralski (CZ) or Magnetic Czochralski (MCZ) methods. Polysilicon is first placed in a quartz crucible together with a dopant such as boron, phosphorus or antimony to adjust type (N or P type) and resistivity. The polysilicon is then melted together with the dopant in a quartz crucible. A small single silicon seed is lowered into the melted silicon. As the seed and crucible are slowly rotated and the seed is extracted from the melt, a monocrystalline ingot with the same orientation as the seed is produced. This is a complex process in which numerous process parameters must be controlled precisely to obtain the desired characteristics in the monocrystalline ingot.

Wafer Processing

Once the monocrystalline ingot that meets customer specifications is grown, the ingot generally goes through the following five processing stages:

- *Slicing:* The monocrystalline ingot is cut and ground down into a uniform diameter, and flats or notches are made to indicate the orientation of the ingot. Then the ingot is sliced into wafers with thicknesses of less than 1mm using an inner saw or a wire saw.
- *Lapping:* In order to reduce surface damage caused by the slicing process and to give the wafers better flatness and surface roughness, the sliced wafers are mechanically lapped by use of an abrasive.
- *Etching:* In order to remove surface damage caused by the slicing and lapping processes, the wafers are chemically etched, followed by rinsing in deionized water.
- *Polishing:* The wafers then go through a multi-step, mechanical-chemical polishing process to achieve ultra-flat mirror surfaces. The polishing is done either on the front side only or on both sides of the wafer, depending on each customer's specification, using precisely controlled polishing machinery.

- *Cleaning and Inspection:* The wafers are cleaned in ultra-grade chemical solution to remove particles and metals from both sides of the wafers. Finally, the wafers are inspected using advanced testing equipment to ensure that the wafers meet customer specifications such as surface quality, flatness and bulk quality.

The polished wafer can be further processed into an epitaxial wafer through a chemical vapor deposition process. The deposited layer called the epitaxial layer has exactly the same crystal orientation as the polished wafer. The polished wafer is also processed into annealed wafers and SOI wafers.

All of our silicon wafer manufacturing facilities have been qualified under the ISO/TS16949:2002 technical specification regarding quality control standards.

Manufacturing Facilities

We currently have nine manufacturing facilities in Japan, three manufacturing facilities in the United States and one each in Indonesia and France. Production of 300mm wafers and high-precision 200mm wafers is concentrated in our facilities in Japan, and our overseas facilities generally focus on production of 200mm and smaller-diameter wafers. In anticipation of an increase in demand for 300mm wafers, we plan to make substantial capital expenditures to expand our 300mm wafer manufacturing capacity, mainly the wafer processing capacity of our Imari facility, over the next few years. We concentrate our 300mm wafer processing capacity in our Imari facility and produce 300mm monocrystalline ingots in our Saga and Yonezawa facilities. We believe the concentration of our 300mm wafer processing capacity in one facility allows us to achieve higher manufacturing efficiency due to the significantly larger investments required to build 300mm wafer processing capacity, reduce other costs such as personnel costs compared to the costs that would be required to operate multiple 300mm wafer facilities and enhance the technological capabilities of our manufacturing and research and development personnel. Our Imari and Saga facilities are located in Saga Prefecture, a Japanese prefecture with one of the fewest occurrences of earthquakes during the past 79 years according to the Japan Meteorological Agency.

We sell wafers for use in solar energy cells manufactured by our subsidiary, SUMCO Solar Corporation, at its facility in Wakayama Prefecture, Japan. We manufacture quartz crucibles through our subsidiary, Japan Super Quartz Corporation, at its facility in Akita Prefecture, Japan. We believe only two of our major competitors are able to source quartz crucibles internally.

As part of a restructuring of our manufacturing operations to improve efficiency and reduce costs, we closed our manufacturing facility in Fremont, California in May 2003, terminated manufacturing operation of smaller diameter wafers at our Noda facility in December 2003 and closed our facilities in Oregon in July 2005. We have transferred the production of many of the products previously produced at these facilities to our other facilities. We continue to produce reclaimed wafers at our Noda facility by repolishing previously-sold silicon wafers that have not been processed into semiconductor devices. Reclaimed wafers are used by semiconductor device manufacturers for various testing purposes.

We also outsource to third parties a portion of the polishing process for smaller diameter silicon wafers to supplement our polishing capabilities in some of our manufacturing facilities. We also have outsourcing arrangements with other companies that possess specialized manufacturing and processing capabilities.

Manufacturing Capacity

The following table shows the manufacturing capacities for 300mm wafers of our facilities during the months and years indicated:

	August 2002	June 2004	April 2005
	(wafers per month)		
300mm wafer manufacturing capacity	100,000	200,000	300,000

We plan to continue the expansion of our manufacturing capacity for 300mm wafers over the next few years. Specifically, we plan to increase our monthly 300mm wafer manufacturing capacity as shown in the following table, although we may adjust our expansion plan based on future trends in market demand:

	December 2005	October 2006	October 2007	October 2008	April 2009
	(wafers per month)				
Planned 300mm wafer manufacturing capacity	380,000	450,000	550,000	650,000	700,000

We generally plan to maintain our current manufacturing capacity for smaller-diameter wafers.

Research and Development

Because of rapid technological change and intense competition among silicon wafer manufacturers, research and development activities are a crucial factor in determining our future competitiveness. We maintain a close working relationship with our customers in research and development to develop new products and refine existing products on a continual basis to meet our customers' technological requirements. Areas in which we conduct research and development activities include the following:

- 300mm wafer manufacturing processes
- high-precision 200mm wafers
- process technologies for quality improvements and cost reduction related to existing products
- other advanced silicon wafers

We conduct our research and development activities mainly at our Saga and Imari facilities. We also collaborate with our customers, as well as third-party companies and universities with expertise and resources in specific areas, in our research and development activities. Examples of results from recent research and development activities include the following:

Technology developed	Description
Simultaneous double-sided mirror polishing technology	Advanced polishing technology designed for large-scale production of 300mm and 200mm wafers
SIMOX wafer processing technology	Advanced technology for forming a thin oxide layer near the surface of a polished wafer by implanting oxygen ions into the polished wafer
200mm junction isolated epitaxial wafers	Epitaxial wafers with buried layers designed for specific semiconductor device designs and manufactured using photolithography, ion-implantation and thermal diffusion technology
Bonded Wafer technology for thick-film SOI	Polishing technology to minimize tolerance and surface defects in SOI wafers
200mm wafers for insulated gate bi-polar transistors (IGBT)	Thick epitaxial layer with high resistivity, specifically designed for producing IGBT devices used in gasoline-electric hybrid automobiles

Specific areas in which we conduct our research and development activities for 300mm wafer manufacturing processes, which we particularly focus on and plan to enhance, include technologies to improve manufacturing efficiency, including manufacturing yields, relating to monocrystalline ingots with high levels of crystalline perfection and technologies to improve the product quality of various types of 300mm wafers, including polished, epitaxial, annealed and thin-film SOI wafers. We also conduct research and development activities to develop quartz crucibles with superior thermal shock resistance and improved surface quality designed for manufacturing ingots for 300mm silicon wafers.

We conduct research and development activities regarding wafers for use in solar energy cells in cooperation with the New Energy and Industrial Technology Development Organization, an administrative agency in Japan responsible for project planning, formation and management of energy-related research and development.

As of July 31, 2005, we had 104 employees that were engaged in research and development activities. In the fiscal year ended January 31, 2005 and the six months ended July 31, 2005, we incurred research and development expenses of approximately ¥4.3 billion and ¥2.2 billion, respectively, which accounted for 2.2% of our total net sales on a consolidated basis for each of these periods. In addition to these employees, some of our manufacturing personnel also engage in product development activities for a portion of their work time, and expenses related to such personnel are not included within the foregoing research and development expenses.

Suppliers of Raw Materials, Supplies and Manufacturing Equipment

The principal raw material used in the manufacturing of our silicon wafers is polysilicon. While the number of companies that are capable of producing semiconductor-grade polysilicon of the quality we require is limited, we currently maintain nine outside suppliers, and we obtain a significant majority of our requirements for polysilicon from four of these suppliers. These four main suppliers are Mitsubishi Materials Polycrystalline Silicon Corporation, Mitsubishi Polycrystalline Silicon America Corporation, Sumitomo Titanium Corporation and Hemlock. These suppliers, except for Hemlock, are affiliates of Mitsubishi Materials or Sumitomo Metals. As of the date of this offering memorandum, the second- and third-largest shareholders of Hemlock, the largest supplier of polysilicon in the world, are Shin-Etsu Handotai with a 24.5% ownership interest and Mitsubishi Materials with a 12.25% ownership interest, respectively. We have a long-term supply contract with one of our main suppliers, and have agreed on the basic terms regarding a new long-term supply contract with another one of our main suppliers, which will secure a portion of our growing requirements for polysilicon for the next several years. We also purchase polysilicon in spot transactions from other suppliers as necessary to supplement our main sources of supply. We carry at all times an inventory of polysilicon to supply our requirements for several months, and we believe that we will be able to continue securing our supply requirements for polysilicon for the foreseeable future. We plan to purchase a total of approximately 4,000 to 4,500 metric tons of polysilicon in the fiscal year ending January 31, 2006, including those for use in the production of wafers for use in solar energy cells.

In recent years, demand for polysilicon has been increasing due mainly to increased demand for wafers for use in solar energy cells, leading to significant increases in polysilicon market prices. Based on available industry data, demand for semiconductor-grade polysilicon and solar-grade polysilicon combined is expected to surpass the available supply of polysilicon in 2005. As a result of the imbalance between supply and demand, our average purchase prices for polysilicon has increased significantly in 2005, compared to the previous year. While many major polysilicon manufacturers are currently in the process of increasing their manufacturing capacity, we believe the upward pricing pressure due to increases in demand will continue for the foreseeable future.

The main equipment we use in our manufacturing facilities includes silicon crystal growers, wire saw machines, lapping machines, bevelling machines, mirror-polishing machines, epitaxial reactors and measurement systems. We source our requirements for quartz crucibles, which are an indispensable supply item for the production of monocrystalline ingots, mainly through our wholly-owned subsidiary and source some of our key manufacturing equipment, including monocrystalline ingot growers and mirror-polishing machines, from affiliates of our principal shareholders. We believe these to be stable sources of supplies and advanced manufacturing equipment.

We generally select two or more suppliers for each raw material, supplies and manufacturing equipment based on a number of factors, including stable product quality, price, product supply capabilities, technological capabilities, credit quality, product planning abilities and company size, and we review our suppliers on a regular basis.

Competition

Our primary competitors are Shin-Etsu Handotai, Siltronic, MEMC and Komatsu Electronics. The largest five manufacturers, including us, constituted approximately 88% of the silicon wafer market in terms of sales revenue in 2004, according to Gartner Dataquest. The principal competitive factors are product quality, price, product supply capabilities, product line-up, technical service and customer relationships.

According to Gartner Dataquest, we had the second-largest market share worldwide in 2004 of 22.6% in terms of sales revenue of silicon wafers, following Shin-Etsu Handotai, and exceeded the market share of the third-largest manufacturer by a significant margin. Our share in the Japanese silicon wafer market was 30.0%, according to the same source.

We had the largest market share worldwide of epitaxial wafers in 2004 of 27.8% in terms of total sales revenue, and our market share of polished wafers worldwide was 20.0%, according to Gartner Dataquest.

We believe we are one of the world's leading suppliers of quartz crucibles.

Properties

Our head office is located at 2-1, Shibaura 1-chome, Minato-ku, Tokyo 105-8634, Japan. Our manufacturing facilities comprised a total of approximately 1.8 million square meters as of July 31, 2005. The following table shows information of our manufacturing facilities as of July 31, 2005:

Facility name (Location)	Principal products and function	Square meters
Japan		
Imari Facility (Imari, Saga)	Processing of polished and epitaxial wafers (150, 200 and 300mm)	207,830(1)
Saga Facility (Kishima, Saga)	Growing of monocrystalline ingots (100, 125, 150, 200 and 300mm) and processing of polished wafers (100, 125 and 150mm) and epitaxial wafers (100, 125, 150 and 200mm)	73,257(1)
Ikuno Facility (Ikuno, Hyogo)	Growing of monocrystalline ingots (100, 125 and 150mm) and processing of polished wafers (200mm)	39,527(1)
Amagasaki Facility (Amagasaki, Hyogo)	Growing of monocrystalline ingots (200mm)	22,836
Yonezawa Facility (Yonezawa, Yamagata)	Growing of monocrystalline ingots (150, 200 and 300mm) and processing of polished wafers (125 and 150mm)	105,956(1)
Chitose Facility (Chitose, Hokkaido)	Processing of epitaxial wafers (100, 125, 150 and 200mm)	73,429(1)
Noda Facility (Noda, Chiba)	Processing of reclaimed wafers (125, 150, 200 and 300mm)	69,415(1)(2)
Minamata Facility (Minamata, Kumamoto)(3)	Processing of polished wafers (100, 125 and 150mm)	17,438
Akita Facility(4) (Akita, Akita)	Manufacturing of quartz crucibles	28,338(1)
Kainan Facility(5) (Kainan, Wakayama)	Manufacturing of wafers for use in solar energy cells	21,627
Outside Japan		
Cincinnati Facility(6) (Ohio, U.S.A.)	Growing of monocrystalline ingots (100, 125 and 150mm) and processing of polished wafers (100, 125 and 150mm) and epitaxial wafers (100, 125 and 150mm)	457,505
Albuquerque Facility(6) (New Mexico, U.S.A.)	Processing of epitaxial wafers (200mm)	69,605
Phoenix Facility(7) (Arizona, U.S.A.)	Growing of monocrystalline ingots (200mm) and processing of polished wafers (200mm)	428,104
Indonesia Facility(8) (Bekasi, Indonesia)	Processing of polished wafers (100, 125 and 150mm)	80,132
Limay Facility(9) (Limay, France)	Processing of epitaxial wafers (100, 125 and 150mm)	107,622

Notes:

(1) Includes non-manufacturing floor space such as dormitories, corporate housing and office space.

(2) Includes dormitory floor space related to personnel of our Tokyo headquarters and of SUMCO Solar Corporation, recreational facilities in Hakone, Kanagawa and corporate housing.

(3) The land on which the facility is located is leased. The term of the lease expires in August 2006, and we expect it to be extended.

(4) Owned by our consolidated subsidiary, Japan Super Quartz Corporation.

(5) Owned by our consolidated subsidiary, SUMCO Solar Corporation. The land on which the facility is located is leased. The term of the lease expires in March 2006, and we expect it to be extended annually.

(6) Owned by our consolidated subsidiary, SUMCO Phoenix Corporation.

(7) Owned by our consolidated subsidiary, SUMCO Southwest Corporation. The land on which the facility is located is leased.

(8) Owned by our consolidated subsidiary, PT. SUMCO Indonesia.

(9) Owned by our consolidated subsidiary, SUMCO France S.A.S. A portion of the land on which the facility is located is leased. The term of the lease expires in 2010.

Intellectual Property

As of January 31, 2005, we or our predecessors had filed 2,539 published patent applications in Japan over the past 20 years, and we owned 535 registered Japanese patents and 373 registered foreign patents as of the same date.

We have entered into a number of licensing and cross-licensing arrangements with other companies which are important for manufacturing our products and processes.

Insurance

We maintain a range of insurance policies which we believe are comparable to those of other companies with similar operations, covering the replacement cost of buildings, plant and machinery, stocks and goods-in-transit and other coverage. We also maintain coverage for business interruption with respect to our facilities in Japan and product liability with respect to our facilities in the United States. These insurance policies generally do not cover losses related to floods, earthquakes, electrically or mechanically induced accidents or certain other events.

Employees

We had 3,931 employees in Japan as of July 31, 2005 and 1,863 employees outside of Japan as of June 30, 2005, both including temporary employees. The following table shows a breakdown of our employees based on job function as of July 31, 2005 (or June 30, 2005 with respect to employees outside of Japan):

Job function	Number of full-time employees	Number of temporary employees
Production	4,545	153
Technology	531	38
Sales and marketing	226	20
Administration	269	12
Total	5,571	223

Most of our full-time employees in Japan previously worked at either Sumitomo Metals, Mitsubishi Materials or Mitsubishi Materials Silicon Corporation. We have been conducting recruiting activities for our first large-scale outside hiring of employees to begin employment from April 2006. As of January 31, 2002, 2003, 2004 and 2005 (or December 31, 2001, 2002, 2003 and 2004 with respect to employees outside of Japan), we had 416, 7,044, 6,368 and 6,396 employees, including temporary employees, respectively.

In connection with our restructuring measures in the fiscal years ended January 31, 2004 and 2005, the total number of our full-time employees declined by 997 from 6,702 as of January 31, 2003 (or December 31, 2002 with respect to employees outside of Japan) to 5,705 as of January 31, 2005 (or December 31, 2004 with respect to employees outside of Japan). Separately, we increased the number of our temporary employees over the same two-year period by 349 in response to increased demand for our products.

Between January 31, 2005 and July 31, 2005, the total number of our employees declined by 602. A substantial majority of this decline was due to our replacing temporary employees with outsourced service providers, the personnel of which are not included in the number of our employees.

We increase the number of temporary employees in our manufacturing facilities during periods of increased demand so that we may lower labor costs during periods of lower demand for our products.

Most of our full-time non-management employees in Japan are members of labor unions. Outside Japan, some of our employees are members of local unions. We consider our labor relations to be excellent.

We have an employee stock ownership plan under which a participating employee in Japan will be able to purchase our shares with funds deducted from such employee's salary and bonus payments after the listing of our shares on the Tokyo Stock Exchange. The plan administrator will make open-market purchases of our shares for the account of the plan on a monthly basis beginning November 2005. We plan to contribute 5% of the amounts each participating employee contributes to the plan funds. We will also solicit a one-time payment from participating employees on or around the date of this offering memorandum.

Environmental Standards and Government Regulations

Our operations in Japan are subject to environmental regulation under the Air Pollution Control Law, the Water Pollution Law, the Noise and Vibration Regulation Law, the Waste Disposal and Public Cleansing Law, Soil Contamination Control Law, Law for Promotion of Effective Utilization of Resources, Law Concerning the Promotion of the Measures to Cope with Global Warming and other laws. We are also subject to local regulations which in some cases impose requirements more stringent than the national requirements. Our manufacturing operations in the United States, Indonesia and France are subject to and affected by a variety of applicable environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation and remediation of certain materials, substances and wastes.

We continuously monitor our environmental compliance and, if necessary, adjust affected operations so that we are in substantial compliance with all requirements. When environmental problems are revealed during the monitoring process, we seek to take appropriate remedial measures.

Under the Soil Contamination Control Law of Japan, owners, administrators or occupiers of land on which facilities using specified harmful chemicals have operated are required to submit to inspections by government-designated inspectors of soil contamination levels upon the termination of the operation of those facilities. In addition, the local governor may order the inspection of any land on which a threat of soil contamination which may be harmful to human health exists. If contamination actually or potentially harmful to human health is found, the government may order the owner, administrator or occupier to take measures to remedy the contamination. A person that causes harmful soil contamination on land owned by others may be required to reimburse the owner, administrator or occupier for the cost of remediation. Under the law, substances such as trichloroethylene, which historically were not regulated for soil contamination, are currently subject to regulation. We have recently discovered that one of our properties has contamination from trichloroethylene and other chloroethylenes above the standard set forth in the regulation, and we are discussing necessary remedial measures with the relevant authorities. We do not believe that such remedial measures will have a material adverse effect on our results of operations.

In addition, the Kyoto Protocol, an international treaty aimed at curbing emissions of greenhouse gases, entered into force on February 16, 2005, seven years after it was adopted at a United Nations conference in Kyoto in 1997. Under the Protocol, industrialized countries are required to reduce their carbon dioxide and other greenhouse gas emissions, and Japan must meet the requirement by reducing its emissions by 6% from 1990 levels between 2008 and 2012. In order to express Japan's commitment to fight global warming, the Global Warming Prevention Headquarters, a cabinet body chaired by Prime Minister Junichiro Koizumi, released a plan on March 29, 2005 setting the new target at 8.6% below the 1990 level for the industrial sector. The effectiveness of the plan remains uncertain because the reduction target is voluntary.

Although we have not been the subject of material environmental claims in the past and believe that our current activities conform to all presently applicable environmental regulations, other than as set forth above, failure to comply with present or future regulations could result in costly litigation, the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. Substantial financial reserves or additional compliance expenditures could be required in the future due to changes in existing regulations, promulgation of new legislation, new information regarding environmental conditions or other events, and those expenditures could adversely affect our business, financial condition and results of operations.

See "Risk Factors — Risks Related to Our Business — Environmental laws and regulations may expose us to liability and increase our costs".

All of our silicon wafer manufacturing facilities and quartz crucible manufacturing facilities in Japan and all of our manufacturing facilities in the United States and our Indonesia facility are certified under the ISO 14001 standards on environmental management systems of the International Organization for Standardization.

Legal Proceedings

On December 14, 2001, one of our competitors, MEMC, filed a lawsuit against us and some of our affiliates in the District Court for the Northern District of California alleging that we had infringed and had induced infringement of one of MEMC's U.S. patents. On March 16, 2004, the district court entered a summary judgment against MEMC and on April 22, 2004 a final judgment of non-infringement on both claims. MEMC appealed the judgment to the Court of Appeals for the Federal Circuit. On August 22, 2005, the Court of Appeals for the Federal Circuit supported the California District Court's grant of summary judgment on non-infringement based on direct infringement, but reversed the summary judgment ruling of non-infringement based on inducement of infringement and remanded to the district court for further proceedings on this issue. On July 13, 2004, we filed a lawsuit against MEMC alleging that MEMC had violated the antitrust laws by attempting to monopolize the low-defect silicon wafer market in the United States by enforcing or threatening to enforce its patents related to low-defect silicon wafers. We also sought a declaratory judgment that our silicon wafers do not infringe two MEMC patents, that these MEMC patents are invalid and unenforceable, and that these two MEMC patents are void and unenforceable because of MEMC's patent misuse. We are unable to predict the outcome of these lawsuits.

MANAGEMENT

Directors and Corporate Auditors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of not more than 14 members and provide for not more than five corporate auditors. All directors and corporate auditors are elected by our shareholders at general meetings of shareholders. The normal term of office for directors is two years, and the normal term of office for corporate auditors is four years, but directors and corporate auditors may serve any number of consecutive terms. Our board of directors may elect, from among its members, a President. Our board of directors also elects one or more Representative Directors from among its members. Each of the Representative Directors has the authority to represent us in the conduct of our affairs.

Our corporate auditors are not required to be, and are not, certified public accountants. The corporate auditors may not at the same time be directors or employees of us or any of our subsidiaries. At least one corporate auditor must be a person who has not been a director or employee of us or any of our subsidiaries during the five-year period prior to his or her election as a corporate auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on or after May 1, 2005, at least one-half of them should be a person who has never been a director or employee of us or any of our subsidiaries at any time prior to their election as a corporate auditor. We currently satisfy these requirements. Each corporate auditor has a statutory duty to examine the financial statements and business reports submitted by the Representative Directors at general meetings of our shareholders, to report their opinions thereon to the shareholders and also to supervise the administration by the directors of our affairs. They are obligated to participate in meetings of the board of directors, and if necessary, to express their opinion at such meeting, but are not entitled to vote.

The corporate auditors form the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the board of directors each year. A corporate auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors' duties.

The names and titles of our directors and corporate auditors are as follows:

Name	Title	Since
Naoyuki Hosoda	Representative Director	July 1999
Kenjiro Shigematsu	Director	April 2005
Masaki Morikawa	Director	March 2001
Shigetoshi Shibuya	Director	February 2002
Yuichi Muramatsu	Director	June 2001
Yutaka Hirose	Director	February 2002
Yoichi Taguchi(1)	Director	April 2005
Yoshinari Ishizuka(1)	Director	April 2003
Fumio Iida	Full-time Corporate Auditor	April 2004
Katsutoshi Fukushima	Full-time Corporate Auditor	April 2005
Hitoshi Tanaka(2)	Corporate Auditor	April 2005
Mayuki Hashimoto(2)	Corporate Auditor	April 2005
Osamu Nanri(2)	Corporate Auditor	April 2005

Notes:

(1) Yoichi Taguchi and Yoshinari Ishizuka are outside directors as defined under the Commercial Code.

(2) Hitoshi Tanaka, Mayuki Hashimoto and Osamu Nanri are outside corporate auditors as defined under the Laws concerning Exceptional Measures to the Commercial Code with respect to Auditing etc. of Joint Stock Corporations of Japan.

Naoyuki Hosoda, 66, became our President in April 2004. Prior to assuming his current post, Mr. Hosoda served as our Executive Vice President from June 2002 to April 2004. Mr. Hosoda previously acted as President of Mitsubishi Materials Silicon from June 2000 to January 2002, Executive Vice President of Mitsubishi Materials from June 2000 to June 2002 and as a Managing Director of Mitsubishi Materials from June 1996 to June 2000. Mr. Hosoda is concurrently a Director of the Japan Society of Newer Metals, which position he assumed in September 2002.

Kenjiro Shigematsu, 60, became Executive Vice President in April 2005. Prior to joining us, Mr. Shigematsu was an Executive Vice President and Representative Director of Sumitomo Metals, where he previously held a number of senior positions, including Senior Vice President, Vice President and Director.

Masaki Morikawa, 62, became a Senior Managing Director *(Torishimariyaku Senmu Shikko Yakuin)* in April 2005 and has acted as General Manager of the Production and Technology Division since April 2004. Mr. Morikawa acted as Senior Managing Director *(Senmu Torishimariyaku)* from April 2004 to April 2005 and as Managing Director from February 2002 to April 2004. Prior to joining us, Mr. Morikawa was Managing Director of Mitsubishi Materials Silicon from June 1999 to January 2002 and Executive Officer of Mitsubishi Materials from June 2000 to June 2001.

Shigetoshi Shibuya, 60, became a Senior Managing Director *(Torishimariyaku Senmu Shikko Yakuin)* in April 2005 and has been General Manager of the Sales Division since April 2004. Mr. Shibuya was Senior Managing Director *(Senmu Torishimariyaku)* from April 2004 to April 2005, and Managing Director from February 2002 to April 2004. Mr. Shibuya was Vice President of Sumitomo Metals from June 2000 to January 2002, prior to which he held a number of important positions at the company.

Yuichi Muramatsu, 60, became a Senior Managing Director *(Torishimariyaku Senmu Shikko Yakuin)* in April 2005. Mr. Muramatsu served as Senior Managing Director *(Senmu Torishimariyaku)* from April 2004 to April 2005 and as Managing Director from February 2002 to April 2004, and he was concurrently General Manager of our General Affairs Department from February 2002 to April 2003 and General Manager of our SCP Center from April 2003 to April 2004. Prior to joining us, Mr. Muramatsu was Director and General Manager of Noda Plant of Mitsubishi Materials Silicon from June 2000 to January 2002.

Yutaka Hirose, 59, became a Senior Managing Director *(Torishimariyaku Senmu Shikko Yakuin)* in April 2005, prior to which he was Senior Managing Director *(Senmu Torishimariyaku)* from April 2004 to April 2005. From February 2002 to April 2004, Mr. Hirose was Managing Director and General Manager of our Corporate Planning Department. Prior to joining us, Mr. Hirose was Vice President of Sumitomo Metals from June 2000 to January 2002.

Yoichi Taguchi, 58, became a Director of the Board in April 2005. Concurrently, Mr. Taguchi has served as a Managing Director, Representative Director and Advisor to the President of Mitsubishi Materials since June 2005. Mr. Taguchi previously held a number of senior positions at Mitsubishi Materials, including Executive Officer, General Manager of the Corporate Strategy Department and General Manager of Silicon Department.

Yoshinari Ishizuka, 56, became a Director of the Board in April 2003. Mr. Ishizuka is concurrently a Director and Managing Executive Officer at Sumitomo Metals. Mr. Ishizuka previously held a number of senior positions at Sumitomo Metals, including Vice President, General Manager of the Corporate Planning Department and General Manager of the Wakayama CTR Business Project Team.

Fumio Iida, 59, became a Full-time Corporate Auditor in April 2004. Mr. Iida was a Managing Director and General Manager of the Planning and Administration Department of Japan Super Quartz Corporation from January 2003 to April 2004 and was a Director and General Manager of the Planning and Administration Department of the company from February 2002 to January 2003. From July 1999 to January 2002, he was a Full-time Corporate Auditor of Silicon United Manufacturing Corporation.

Katsutoshi Fukushima, 58, became a Full-time Corporate Auditor in April 2005. Mr. Fukushima served as a Director and was concurrently General Manager of our Industrial Relations Department from April 2003 to March 2004, and a Director and was concurrently General Manager of our Human Resources Department I from February 2002 to March 2003. Prior to joining us, Mr. Fukushima held various senior positions at Sumitomo Metals.

Hitoshi Tanaka, 55, became a Corporate Auditor in April 2005. Mr. Tanaka is also the Representative Partner of Marunouchi Minami Law Office, where he has practiced law since April 1976.

Mayuki Hashimoto, 54, became a Corporate Auditor in April 2005. Mr. Hashimoto is concurrently Executive Officer, General Manager of Corporate Strategy Department and General Manager of Silicon Division of Electronic Materials and Components Company of Mitsubishi Materials. Previously, Mr. Hashimoto held various senior positions at Mitsubishi Materials.

Osamu Nanri, 53, became a Corporate Auditor in April 2005. Mr. Nanri has also been General Manager of the Internal Inspection Department of Sumitomo Metals since June 2004. Previously, he was a General Manager of Accounting Department of Sumitomo Metals (Kokura), Ltd. from April 2000 to June 2004 and was a Director of Umebachi Kogyo Co., Ltd. from June 1999 to April 2000.

Mr. Ishizuka is currently a Director and Managing Executive Officer of Sumitomo Metals, and Mr. Taguchi is a Managing Director and Representative Director of Mitsubishi Materials. We expect to have, for the foreseeable future, one director each from our principal shareholders, Sumitomo Metals and Mitsubishi Materials, on our board of directors.

Executive Officers

Our executive officers are appointed by our board of directors and have the primary executive responsibility within their appointed business areas and a duty under our internal regulations to report to the board of directors. The table below sets forth our executive officers. All of them assumed their position as executive officer at the time of our adoption of the executive officer system in April 2005.

The names and titles of our executive officers are as follows:

Name	Title	Date first appointed
Naoyuki Hosoda[1]	President	April 2005
Kenjiro Shigematsu[1]	Executive Vice President	April 2005
Masaki Morikawa[1]	Senior Managing Director	April 2005
Shigetoshi Shibuya[1]	Senior Managing Director	April 2005
Yuichi Muramatsu[1]	Senior Managing Director	April 2005
Yutaka Hirose[1]	Senior Managing Director	April 2005
Yoshihisa Matsuo	Managing Executive Officer	April 2005
Ryuji Kobayashi	Managing Executive Officer	April 2005
Yoshiaki Shida	Managing Executive Officer	April 2005
Kimihito Matsuo	Managing Executive Officer	April 2005
Yoshiteru Moriya	Executive Officer	April 2005
Hideyo Idogawa	Executive Officer	April 2005
Masahiro Fujisawa	Executive Officer	April 2005
Kenichi Yamashita	Executive Officer	April 2005
Hidemi Sumiya	Executive Officer	April 2005
Yukihiro Saeki	Executive Officer	April 2005
Kazufumi Yanaga	Executive Officer	April 2005

Note:

(1) Biographies for executive officers who are also directors can be found in "— Directors and Corporate Auditors".

Yoshihisa Matsuo, 61, became a Managing Executive Officer in April 2005 and is concurrently the Chairman and President of SUMCO Taiwan Corporation. From June 2001 to when he joined us in February 2002, Mr. Matsuo was a Vice President of Sumitomo Metals.

Ryuji Kobayashi, 60, became a Managing Executive Officer in April 2005. Mr. Kobayashi has held a number of positions with us, including Executive Officer and General Manager of the Epitaxial and Anneal Engineering Department and Wafer Engineering Department.

Yoshiaki Shida, 58, became a Managing Executive Officer in April 2005. Prior to joining us in February 2002, Mr. Shida held various senior positions, including Director, Technology, at Sumitomo Metals.

Kimihito Matsuo, 56, became a Managing Executive Officer in April 2005. Mr. Matsuo has held senior positions at our production division since February 2002, prior to which he acted as General Manager of

Production Planning and Control Department of Sitix Division of Sumitomo Metals from October 1999 to August 2000 and General Manager of our Imari Manufacturing Department.

Yoshiteru Moriya, 59, became an Executive Officer in April 2005. Mr. Moriya has held senior positions in our sales division from February 2002 until assuming his current post. Prior to joining us, Mr. Moriya was a Director of Mitsubishi Materials Silicon from June 1999 to January 2002 and General Manager of International Sales from July 1999 to January 2002.

Hideyo Idogawa, 59, became an Executive Officer in April 2005. Mr. Idogawa has also served as General Manager of our Sales and Marketing Department I since February 2002. Prior to joining us, Mr. Idogawa held various senior positions at Sumitomo Metals.

Masahiro Fujisawa, 58, became an Executive Officer in April 2005. Mr. Fujisawa also currently acts as General Manager of our International Sales and Marketing Department, a position he has held since joining us in February 2002. Prior to joining us, Mr. Fujisawa was General Manager of International Sales Department at Sumitomo Sitix Corporation and Sitix Division of Sumitomo Metals from June 1995 to January 2002.

Kenichi Yamashita, 56, became an Executive Officer in April 2005. Mr. Yamashita has also been acting as General Manager of our Customer Product Engineering Department since April 2004, prior to which he had been General Manager in charge of our Engineering Planning Department since February 2002.

Hidemi Sumiya, 54, became an Executive Officer in April 2005. Mr. Sumiya also acts as General Manager of our Finance and Accounting Department. Previously, he was General Manager of the Corporate Controller and Group Companies Management Department.

Yukihiro Saeki, 54, became an Executive Officer in April 2005. Mr. Saeki has also been acting as General Manager of our Kyushu Plant since April 2004. Previously, he was General Manager of our Kansai Plant.

Kazufumi Yanaga, 53, became an Executive Officer in April 2005. Mr. Yanaga has also served as General Manager of our Corporate Planning Department since April 2003.

Compensation

The aggregate compensation paid by us to our directors and corporate auditors during the fiscal year ended January 31, 2005 was ¥170 million.

SUBSIDIARIES

As of July 31, 2005, we had 17 consolidated subsidiaries and no affiliates accounted for under the equity method. The following table presents information on our consolidated subsidiaries as of July 31, 2005:

Name	Location	Main business	Issued capital (in thousands)	Percentage of voting rights directly or indirectly owned by us
SUMCO Solar Corporation	Japan	Manufacturing of wafers for use in solar energy cells	¥450,000	85%
Japan Super Quartz Corporation	Japan	Manufacturing and sales of quartz crucibles	¥300,000	100
Minamata Denshi Co., Ltd.	Japan	Manufacturing of silicon wafers for semiconductors	¥256,910	99
SUMCO Technology Corporation	Japan	Recycling, processing and sales of silicon wafers for semiconductors	¥12,500	100
SUMCO Service Corporation	Japan	Manufacturing and cleaning of wafer cassettes	¥12,500	100
SUMCO USA Corporation	United States	Holding company	$498,652	100
SUMCO USA Sales Corporation	United States	Sales of silicon wafers for semiconductors	$200	100
SUMCO Oregon Corporation	United States	Dormant company(1)	$785,809	100
SUMCO Phoenix Corporation	United States	Manufacturing of silicon wafers for semiconductors	$403,865	100
SUMCO Southwest Corporation	United States	Manufacturing of silicon wafers for semiconductors	$420,695	100
SUMCO Funding Corporation	United States	Financing	$100	100
STX Finance America, Inc.	United States	Financing	$50	100
SUMCO Personnel Services Corporation	United States	Human resource services	$10	100
SUMCO Europe Sales Plc	United Kingdom	Sales of silicon wafers for semiconductors	£11,600	100
SUMCO France S.A.S.	France	Manufacturing and sales of silicon wafers for semiconductors	€1,000	100
PT. SUMCO Indonesia	Indonesia	Manufacturing of silicon wafers for semiconductors	$10,000	100
SUMCO Singapore (SGP) Pte. Ltd.	Singapore	Sales of silicon wafers for semiconductors	SG$100	100

Note:

(1) SUMCO Oregon Corporation operated our Oregon facilities which were closed in July 2005.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of October 12, 2005 as appearing on the register of shareholders and as adjusted to give effect to the offering (assuming that the over-allotment option is exercised in full):

	Actual			As adjusted for the global offering	
Shareholder	Number of shares owned before the global offering	Percentage of shares owned before the global offering	Shares being sold in the global offering[(1)]	Number of shares owned immediately after the global offering	Percentage of shares owned immediately after the global offering
Sumitomo Metals	50,250,000	50.00%	14,400,000	35,850,000	29.95%
Mitsubishi Materials	50,250,000	50.00	14,400,000	35,850,000	29.95
Directors and corporate auditors as a group	—	—	—	—	—
Other	—	—	—	48,000,000	40.10
Total	100,500,000	100.00%	28,800,000	119,700,000	100.00%

Note:

(1) Includes the following number of shares subject to the over-allotment option of the representative of the Japanese underwriters:

Sumitomo Metals	2,190,000 shares
Mitsubishi Materials	2,190,000 shares

RELATED PARTY TRANSACTIONS

We have entered into the following material transactions with our principal shareholders and their subsidiaries and affiliates:

Guarantees

Historically, Sumitomo Metals and/or Mitsubishi Materials had guaranteed most of our bank loans and finance lease obligations. The guarantees by our principal shareholders do not require us to pay any guarantee fees. By April 2005, all of these guarantees for bank loans and some of these guarantees for finance lease obligations were terminated. The following table shows the principal amount of the obligations of the Company that remained guaranteed:

Guarantor	As of January 31, 2004	2005	
	(in millions of yen and thousands of U.S. dollars)		
Sumitomo Metal Industries, Ltd.	¥ 93,757[1]	¥73,475[2]	$ 653,285[2]
Mitsubishi Materials Corporation	108,855[1]	90,909[2]	808,296[2]

Notes:

(1) Of these amounts, ¥50 billion ($444.6 million) was a joint guarantee by Sumitomo Metals and Mitsubishi Materials.

(2) Of these amounts, ¥45 billion ($400.1 million) was a joint guarantee by Sumitomo Metals and Mitsubishi Materials.

As of September 30, 2005, the principal amount of our obligations (including the obligations of our consolidated subsidiaries) that were guaranteed by Sumitomo Metals and Mitsubishi Materials was ¥4,535 million ($40,322 thousand) and ¥1,086 million ($9,656 thousand), respectively.

Polysilicon Supply

We obtain a significant majority of our requirements for polysilicon from four suppliers, three of which are either a subsidiary or affiliate of Mitsubishi Materials or Sumitomo Metals. These three suppliers are Mitsubishi Materials Polycrystalline Silicon Corporation, Mitsubishi Polycrystalline Silicon America Corporation and Sumitomo Titanium Corporation. We purchase polysilicon from Mitsubishi Materials Polycrystalline Silicon Corporation through Mitsubishi Materials and purchase directly from the other two suppliers. All of these supply contracts are based on terms no less favorable than those we could have obtained with independent third parties.

Equipment Supply

We obtain some of our manufacturing equipment from subsidiaries or affiliates of Sumitomo Metals and of Mitsubishi Materials, including most of our silicon crystal growers, all of the mirror-polishing machines used for 300mm wafers and some of the mirror-polishing machines used for 200mm and smaller wafers. See note 16 to our audited consolidated financial statements included elsewhere in this offering memorandum.

Sale of Accounts Receivable

From time to time in the past, we have sold a portion of our accounts receivable to Materials' Finance Co., Ltd., a wholly owned subsidiary of Mitsubishi Materials. We have not engaged in such transactions with related parties after September 2003 and do not expect to do so in the foreseeable future. See note 16 to our audited consolidated financial statements included elsewhere in this offering memorandum.

DESCRIPTION OF THE SHARES

Set forth below is certain information concerning our common stock, including brief summaries of certain provisions of our articles of incorporation and share-handling regulations and of the Commercial Code relating to joint stock corporations (*kabushiki kaisha*) and certain related legislation, all as currently in effect, except where references are made to the New Company Law (as defined below).

A bill to modernize and make overall amendments to the Commercial Code passed the Diet and was promulgated on July 26, 2005. As a result of such amendments, the provisions governing joint stock corporations, which are currently included in the Commercial Code, will be embodied in a new company law (the "New Company Law"). The New Company Law will come into effect within one and a half years after its promulgation and is currently expected to take effect in or around May 2006. Descriptions of the New Company Law are made below to the extent necessary or appropriate in the context.

General

Our authorized share capital is 402,000,000 shares. All issued shares are fully-paid and non-assessable, and are in registered form. Under the Commercial Code, transfer of shares of our common stock is effected by delivery of share certificates, but the transferee must have its name and address registered in our register of shareholders to assert shareholders' rights against us. For this purpose, shareholders are required to file their names, addresses and seals with our transfer agent. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

Our transfer agent is The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust"). The Tokyo office of Sumitomo Trust is located at 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233 Japan. Sumitomo Trust maintains the register of shareholders and records of transfers of ownership in accordance with our share-handling regulations.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to our common stock. Pursuant to this system, a holder of our common stock is able to choose, at his or her discretion, to participate in this system and all certificates for shares of our common stock elected to be put into this system are deposited with JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders and treated in the same way as shareholders registered in our register of shareholders. In connection with transfer of shares of our common stock held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions or the book maintained by each participating institution for its customers or both shall have the same effect as delivery of share certificates.

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the part of such law that is relevant to our common stock will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including shares of our common stock. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Dividends

General

Following shareholders' approval, year-end dividends may be distributed in cash to shareholders of record as of January 31 in each year in proportion to the number of shares of our common stock held by each shareholder. Additionally, we may by resolution of our board of directors make interim dividend payments in cash to shareholders of record as of July 31 in each year. Under our articles of incorporation, we are not obliged to pay any dividends which are not received by a shareholder for a period of three years after the date on which they first became payable.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The price of the shares of our common stock generally goes ex-dividend on the third business day prior to the record date.

Under the New Company Law, distribution of dividends will take the form of distribution of Surplus (as defined in "— Restriction on Dividends"). We will be permitted to make distributions of Surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described in "— Restriction on Dividends". Distributions of Surplus will be required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of Surplus will, however, be permitted pursuant to a resolution of our board of directors if:

(a) our articles of incorporation so provide;

(b) the normal term of office of our directors is one year; and

(c) our non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly our assets and profit and loss, as required by an ordinance of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (c) are not met, we will be permitted to make distributions of Surplus in cash to our shareholders by resolutions of our board of directors once per fiscal year if our articles of incorporation so provide. This exception is designed to enable companies to make interim dividend payments substantially in the same manner as they are permitted to do so under the Commercial Code.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of our common stock held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) our board of directors, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see "— Voting Rights" with respect to a "special resolution").

Restriction on Dividends

The Commercial Code provides that, if the sum of our legal reserve and capital surplus is less than one-quarter of our stated capital, we must, until such sum reaches one-quarter of the stated capital, set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings (including any payment by way of year-end dividends and bonuses to directors and corporate auditors) or equal to one-tenth of any interim dividend. The amount of profits distributable by us as year-end dividends is limited to the excess of our net assets as appearing on our non-consolidated balance sheet as of the end of the last fiscal year over the aggregate of, as appearing on the same balance sheet where relevant:

(i) our stated capital;

(ii) the sum of our legal reserve and capital surplus;

(iii) the amount of legal reserve required to be set aside in respect of the dividend concerned and any other proposed payment by way of appropriation of retained earnings;

(iv) the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii) and (iii) above;

(v) any subscription moneys received by us for new shares which have not been accounted for as stated capital or as capital surplus; and

(vi) if our certain assets are stated at market value on such balance sheet, the excess, if any, of the aggregate market value thereof over the aggregate acquisition cost thereof.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as of the end of the last fiscal year, and adjustments are made to reflect (x) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (y) any subsequent transfer of retained earnings to stated capital, and (z) if we have been authorized, pursuant to a resolution of the ordinary general meeting of shareholders or our board of directors, to purchase our own shares (see "— Acquisition by Us of Common Stock"), the total amount authorized by such resolution that may be paid by us. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i) through (vi) above. If, after the end of the last fiscal year, we (a) reduce our stated capital, capital surplus or accumulated legal reserve or (b) enter into a merger or corporate split, certain adjustments must be made to the amount distributable as interim dividends as described above. In particular, in the case of (a) above, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, will be added to the amount distributable as interim dividends.

Under the New Company Law, when we make a distribution of Surplus, we must set aside in our capital surplus or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed as required by an ordinance of the Ministry of Justice.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

$$A + B + C + D - (E + F + G)$$

In the above formula:

"A" equals the total amount of (a) assets and (b) the book value of treasury stock less the total amount of (v) liabilities, (w) stated capital, (x) capital surplus, (y) legal reserve and (z) certain other amounts set forth in an ordinance of the Ministry of Justice, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

"B" equals (if we disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof

"C" equals (if we reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to capital surplus or legal reserve (if any)

"D" equals (if we reduced our capital surplus or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

"E" equals (if we cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

"F" equals (if we distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

"G" equals certain other amounts set forth in an ordinance of the Ministry of Justice

Under the New Company Law, the aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the "Distributable Amount"), as calculated on the effective date of such distribution. Our Distributable Amount at any given time shall be the amount of Surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year and (c) certain other amounts set forth in an ordinance of the Ministry of Justice. If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by our board of directors or (if so required by the New Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. Under the New Company Law, we will be permitted to prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or independent certified public accountants, as required by an ordinance of the Ministry of Justice.

Capital and Reserves

Under the Commercial Code, when we issue new shares of our common stock, the entire amount of the issue price of the new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the issue price as capital surplus by resolution of our board of directors.

Under the Commercial Code, we may at any time transfer the whole or any part of our capital surplus and legal reserve to stated capital by resolution of our board of directors. The whole or any part of retained earnings which may be distributed as year-end dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. We may reduce stated capital by special resolution of a general meeting of shareholders, as discussed under "— Voting Rights". We may also reduce capital surplus and/or legal reserve by resolution of a general meeting of shareholders, provided that the sum of capital surplus and legal reserve remaining after such reduction may not be less than one-quarter of our stated capital.

Under the New Company Law, we may reduce our capital surplus or legal reserve generally by resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as capital surplus or legal reserve. In addition, we may reduce our Surplus and increase either (i) stated capital or (ii) capital surplus and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split shares of our common stock into a greater number of shares of our common stock by resolution of our board of directors. When a stock split is to be made, so long as our only class of outstanding stock is common stock, we may increase the number of authorized shares in the same ratio as that of such stock split by amending our articles of incorporation, which amendment may be effected by resolution of our board of directors without approval by shareholders.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares of our common stock resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date. In addition, promptly after the stock split takes effect, we must give notice to each shareholder specifying the number of shares of our common stock to which such shareholder is entitled. Under the New Company Law, no such notice to each shareholder will be required.

Unit Share System

Our articles of incorporation provide that 100 shares constitute one unit of shares of our common stock. Although the number of shares constituting one unit is set forth in our articles of incorporation, any amendment to our articles of incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of our board of directors rather than by a special shareholders' resolution, which is required for other amendments to our articles of incorporation. The number of shares constituting one unit, however, cannot exceed the smaller of 1,000 or one two-hundredth ($^1/_{200}$) of all issued shares.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Unless our board of directors adopts a resolution to eliminate the provision for the unit shares from our articles of incorporation or shareholders amend our articles of incorporation by a special shareholders' resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than one full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

A holder of shares constituting less than one unit may require us to purchase such shares at their market value in accordance with the provisions of our share-handling regulations.

General Meetings of Shareholders

The ordinary general meeting of shareholders is held in April of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders' meeting stating the place, time and purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is January 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a representative director at least eight weeks prior to the date of such meeting. Under the New Company Law, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide.

Voting Rights

A holder of shares constituting one or more full units is entitled to one voting right per unit of such shares, except that neither we nor a corporate shareholder, more than one-quarter of whose total voting rights are directly or indirectly held by us, have voting rights in respect of shares of our common stock held by us or such corporate shareholder. Under the New Company Law, any corporate shareholder whose management is substantially under our control through shareholding or for any other reason, as further provided in an ordinance of the Ministry of Justice, may not exercise its voting rights with respect to shares of our common stock held by it. If we eliminate from our articles of incorporation the provisions relating to the unit of shares, holders of our common stock will have one voting right for each share they hold.

Except as otherwise provided by law or in our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of voting rights represented at the meeting. Our articles of incorporation provide that the quorum for election of directors and corporate auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. The shareholders may exercise their voting rights in writing or through proxies, provided that the proxies are also holders of shares.

The Commercial Code provides that certain important matters shall be approved by a "special resolution" of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i) any amendment to our articles of incorporation (except for such amendments that may be authorized by our board of directors under the Commercial Code);

(ii) reduction of stated capital;

(iii) removal of a director or corporate auditor;

(iv) our dissolution, merger or consolidation requiring shareholders' approval;

(v) establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (*kabushiki-iten*) or share exchange (*kabushiki-kokan*) requiring shareholders' approval;

(vi) transfer of the whole or a substantial part of our business;

(vii) taking over of the whole of the business of another company requiring shareholders' approval;

(viii) our corporate split requiring shareholders' approval;

(ix) consolidation of shares of our common stock;

(x) purchase of shares of our common stock by us from a specific shareholder other than our subsidiary;

(xi) issuance or transfer of new shares or existing shares held by us as treasury stock to persons other than the shareholders at a "specially favorable" price; and

(xii) issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under "specially favorable" conditions.

Under the New Company Law, a distribution by us of Surplus in kind will also be subject to a special resolution of a general meeting of shareholders, if shareholders are not granted the right to require us to make such distribution in cash instead of in kind. Under the New Company Law, however, no such special resolution will be required for removal of a director or for reduction of stated capital, but only if certain requirements are met.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among our shareholders in proportion to the respective numbers of shares of our common stock held by them.

Subscription Rights

Holders of our common stock have no pre-emptive rights. Authorized but unissued shares of our common stock may be issued at such times and upon such terms as our board of directors determines, subject to the limitations as to the issuance of new shares of our common stock at a "specially favorable" price mentioned in "— Voting Rights". Our board of directors may, however, determine that shareholders be given subscription rights to new shares of our common stock, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such subscription rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

Stock Acquisition Rights

We may issue stock acquisition rights (*shinkabu yoyakuken*). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). The issuance of such stock acquisition rights and bonds with stock acquisition rights may be authorized by our board of directors unless it is made under "specially favorable" conditions, as described in "— Voting Rights".

Record Date

As mentioned above, January 31 is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. July 31 is the record date for the payment of interim dividends. In addition, by a resolution of our board of directors and after giving at least two weeks' prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to our common stock.

Acquisition by Us of Common Stock

We may acquire shares of our common stock:

(i) by way of purchase on any Japanese stock exchange on which our common stock is listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of our board of directors);

(ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of an ordinary general meeting of shareholders); or

(iii) from any of our subsidiaries (pursuant to a resolution of our board of directors).

In the case of (ii) above, any other shareholder may make a request to a representative director to be included as a seller in the proposed purchase. Under the New Company Law, no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the then market price of the shares to be purchased from such shareholder.

Any acquisition of shares of our common stock by us described in (i) through (iii) above must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of retained earnings available for year-end dividend payments after taking into account any reduction of stated capital, capital surplus or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) less the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to stated capital in respect of the relevant fiscal year pursuant to a resolution of the same general meeting of shareholders. In the case of purchase of shares of our common stock by us pursuant to a resolution of our board of directors mentioned in (i) and (iii) above, however, the total amount of the purchase price of such shares may not exceed the amount distributable as interim dividends, as described in "— Dividends — Restriction on Dividends", less the amount of the interim dividend actually paid by us. However, if it is anticipated that the net assets, as stated in our non-consolidated balance sheet at the end of the current fiscal year, will be less than the aggregate amount of the items described in (i) through (vi) in "— Dividends", we may not purchase such shares. Under the New Company Law, the total amount of the purchase price of shares of our common stock may not exceed the Distributable Amount, as described in "— Dividends — Restriction on Dividends".

We may hold the shares of our common stock acquired in compliance with the provisions of the Commercial Code, and may generally dispose of or cancel such shares by resolution of our board of directors.

Disposal of Shares by Us

We are not required to send notices to a shareholder if notices given by us to such shareholder fail to arrive for five consecutive years or more at his or her address registered in our register of shareholders or otherwise notified to us.

In the above case, if the relevant shareholder also fails to receive dividends on the shares continuously for five years or more at his or her address registered in our register of shareholders or otherwise notified to us, then we may in general dispose of such shares by a resolution of our board of directors at their then market price and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

Reporting of Substantial Shareholders

The SEL and related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer's total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all the Japanese stock exchanges on which the shares are listed.

CLEARANCE AND SETTLEMENT OF THE SHARES

JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan is expected to apply to our shares after the listing of our shares on the Tokyo Stock Exchange. Under this system, holders of shares may deposit certificates for shares with JASDEC, the sole depository under the system, through the institutions participating in the system. See "Description of the Shares — General".

Euroclear and Clearstream

Book-entry interests in shares may be held through Euroclear or Clearstream and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system which will hold the shares in JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream will be reflected in the book-entry accounts for each institution. Euroclear or Clearstream, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the shares, will be responsible for establishing and maintaining accounts for their respective participants and clients having interests in the book-entry interests in the shares.

Fees

We will not impose any fees in respect of the shares; however, holders of book-entry interest in the shares through Euroclear and Clearstream may incur fees normally payable for the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities firm or commercial bank acting as standing proxy will charge standard fees. See "Description of the Shares — General".

Settlement Procedures — Secondary Market Trading

Secondary market sales of book-entry interests in the shares held through Euroclear or Clearstream to purchasers of book-entry interests in the shares through Euroclear and Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds. Any transfer of interests in the shares out of Euroclear and Clearstream will be effected in accordance with the rules of Euroclear and Clearstream and those of JASDEC and our share-handling regulations. Secondary market sales and transfers of shares held outside of Euroclear and Clearstream will also be conducted in accordance with our share-handling regulations, any applicable rules of JASDEC and the rules of the Tokyo Stock Exchange applicable to listed securities. See "— JASDEC".

TAXATION

The following summaries are not intended as a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of the international shares by investors. Potential investors should consult their own tax advisers on the tax consequences of acquisition, ownership, sale, and other relevant circumstances concerning the international shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan ("Non-Resident Shareholders"). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese tax authorities as of the date of this offering memorandum and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a Non-Resident Shareholder will be subject to Japanese income tax collected by way of withholding on dividends paid by us, and we will withhold such tax prior to payment of dividends. Stock splits are, in general, not subject to Japanese income tax or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to Non-Resident Shareholders is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of the Company following the listing of such shares on the Tokyo Stock Exchange, as expected) to Non-Resident Shareholders, except for any individual shareholder who holds 5% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008 and (ii) 15% for dividends due and payable on or after April 1, 2008.

As of the date of this offering memorandum, Japan has income tax treaties whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Under the income tax treaty between Japan and the United States of America, the maximum withholding tax rate for dividends is reduced, generally, to 10% for portfolio investors, and dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on the shares. A Non-Resident Shareholder who is entitled, under any such tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends and any other required documents in advance, through us, to the relevant tax authority before payment of dividends. A standing proxy for a Non-Resident Shareholder may provide such application service. See "Description of the Shares — General". A Non-Resident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such Non-Resident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such Non-Resident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale outside Japan of our shares by a Non-Resident Shareholder, who is a portfolio investor, are, in general, not subject to Japanese income tax or corporation tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired our shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

You should consult with your own tax advisor regarding the Japanese tax consequences of the ownership and disposition of our shares in light of your particular situation.

United States Taxation

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this offering memorandum was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes certain U.S. federal income tax consequences of ownership of shares as of the date of this offering memorandum. The following discussion is applicable to you if you are (i) a U.S. holder (as defined below) holding the shares as capital assets, and (ii) you are a resident of the United States for purposes of the current income tax treaty between the United States and Japan (the "Treaty"), your holding of the shares is not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan, and you otherwise qualify for the full benefits of the Treaty. You are a "U.S. holder" if you are a beneficial holder of a share and if you are for U.S. federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust which either (i) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

- a dealer in securities or currencies;
- a trader in securities that has elected to use a mark-to-market method of accounting for your securities;
- a person liable for the alternative minimum tax;
- a financial institution;
- a real estate investment trust;
- a regulated investment company;
- a tax-exempt organization;
- an insurance company;
- a person holding shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
- a person who owns 10% or more of our voting stock;
- an investor in a pass-through entity; or
- a person whose "functional currency" is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this section as the "Code", and U.S. Treasury regulations, rulings and judicial decisions issued under the Code as of the date of this offering memorandum. However, these authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). **If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisor concerning the U.S. federal income tax consequences of the purchase, ownership or disposition of shares in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.**

Taxation of Dividends

Subject to the discussion under "— Passive Foreign Investment Company" below, the gross amount of dividends paid to you, including amounts withheld to reflect Japanese withholding taxes, will be treated as dividend income to you, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actually or constructively receive it. These dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2009 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the U.S. Treasury Department had determined that the treaty is satisfactory for this purpose. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. However, non-corporate holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under "— Japanese Taxation" above, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain conditions and limitations, Japanese withholding taxes on dividends may be treated as foreign taxes eligible for credit or deduction against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the reduced rates. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid or accrued by you with respect to that year. For purposes of calculating the foreign tax credit, dividends paid on shares will be treated as income from sources outside the United States and will generally constitute passive income. In addition, in some circumstances, a U.S. holder that:

- has held shares for less than a specified minimum period during which it is not protected from risk of loss; or
- is obligated to make payments related to the dividends,

may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares. The rules governing the foreign tax credit are complex. You should consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not intend to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend (as discussed above).

The amount of any dividend paid in yen will equal the U.S. dollar value of the yen received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the yen are converted into U.S. dollars. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as U.S. source ordinary income or loss.

Distributions of additional shares to you with respect to shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The basis of any new shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old shares between the old shares and the new shares received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

For U.S. federal income tax purposes, and subject to the discussion under "— Passive Foreign Investment Company" below, you will recognize taxable gain or loss on any taxable sale or exchange of shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the shares and your U.S. dollar value basis in the shares. The gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year that are recognized before January 1, 2009 are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets for the taxable year ending January 31, 2005, and the projected composition of our income and valuation of our assets, we do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a "PFIC"), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders, including individuals, will not be eligible for reduced rates of taxation or any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds from the sale, exchange or redemption of the shares paid within the United States, and, in some cases, outside of the United States, to you, unless you are an exempt recipient, such as a corporation. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or fail either to report interest and dividends required to be shown on your U.S. federal income tax returns or make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

PURCHASE AND SALE

Under the terms and subject to the conditions set forth in the international purchase agreement, dated the date of this offering memorandum, among us, the selling shareholders and the international managers named below, for whom Daiwa Securities SMBC Europe Limited and Mitsubishi UFJ Securities International plc are acting as representatives of the international managers, the international managers have severally, and not jointly, agreed to purchase, and the selling shareholders have agreed to sell to the several international managers, the respective numbers of international shares set forth opposite the names of such international managers below at the purchase price of ¥3,135 per share:

International manager	Number of international shares
Daiwa Securities SMBC Europe Limited	7,344,000
Mitsubishi UFJ Securities International plc	4,896,000
Goldman Sachs International	2,160,000
Total	14,400,000

We and the selling shareholders have appointed Daiwa Securities SMBC Co. Ltd. and Mitsubishi UFJ Securities Co., Ltd. to act as joint global coordinators in connection with the global offering.

The international shares will initially be offered at the offer price set forth on the cover page of this offering memorandum. After the initial offering of the international shares, the offer price and other selling terms may from time to time be varied by the representatives of the international managers.

No selling concession, management commission or underwriting commission will be payable by the selling shareholders with respect to the international offering. The difference between the offer price set forth on the cover page of this offering memorandum and the purchase price will be distributed among the international managers in the manner agreed to by them.

The international managers are entitled to be released and discharged from their obligations under, and to terminate, the international purchase agreement in certain circumstances prior to their payment to the selling shareholders for the international shares. If an international manager defaults, the international purchase agreement provides that the purchase commitments of the non-defaulting international managers may be increased or the international purchase agreement may be terminated. The international managers are offering the international shares subject to their acceptance of the international shares from the selling shareholders and subject to prior issuance and sale. The international purchase agreement provides that the obligations of the several international managers to pay for and accept delivery of the international shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The international managers are obligated to take and pay for all of the international shares offered by this offering memorandum if any are taken.

The international purchase agreement provides that we and the selling shareholders will indemnify the international managers against certain liabilities, including under the Securities Act, in connection with the offer and sale of the international shares, and to contribute to payments the international managers and their respective U.S. broker-dealer agents may be required to make in respect of those liabilities.

We and the selling shareholders have entered into underwriting agreements dated the date of this offering memorandum with certain underwriters providing for the concurrent offering and sale of 19,200,000 new shares of common stock by us and 10,020,000 existing shares of common stock by the selling shareholders in the Japanese offering. The offer prices for the international offering and the Japanese offering are identical. The closing of the international offering is conditioned on the closing of the Japanese offering. Daiwa Securities SMBC Co. Ltd. and Mitsubishi UFJ Securities Co., Ltd. are acting together as joint lead managers for the Japanese offering.

To provide for the coordination of their activities, the international managers and the Japanese underwriters have entered into an intersyndicate agreement which provides, among other things, that the international managers may purchase from the Japanese underwriters such number of shares as is mutually agreed upon among the representatives of the international managers and the joint lead managers for the Japanese offering. To the extent there are sales by the Japanese underwriters to the international managers pursuant to the intersyndicate agreement, the number of the international shares initially available for sale by the international managers may be more than, and the number of Japanese shares initially available for sale by the Japanese underwriters may be less than, the numbers appearing on the cover page of this offering memorandum.

Pursuant to the intersyndicate agreement, as part of the distribution of the shares and subject to certain exceptions, the international managers and the Japanese underwriters have agreed that (a) the international managers will offer and sell the international shares, directly or indirectly, only outside Japan and (b) the Japanese underwriters will offer and sell the Japanese shares, directly or indirectly, only in Japan.

We and the selling shareholders, Sumitomo Metals and Mitsubishi Materials, have agreed with the international managers, for a period ending on the date 180 days after the closing of the global offering, without the prior written consent of the representatives of the international managers, not to (A) issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, or permit any entities over which we, Sumitomo Metals or Mitsubishi Materials exercises management control or any persons acting at the direction of us, Sumitomo Metals or Mitsubishi Materials to issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, any shares of our common stock or any other of our capital stock or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, shares of our common stock or any other of our capital stock or (B) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of shares of our common stock or any other of our capital stock, whether any such derivative or other transaction described in clause (A) or (B) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. In addition, we have agreed with the international managers, for such period, without the prior written consent of the representatives of the international managers, not to authorize any offering or sale by any entities other than us of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for or representing the right to receive, shares of our common stock if such offering or sale by such person would require any filing with the relevant authorities by us or require any involvement in preparation, or authorization of use, by us of any offering document, such as an offering memorandum, other than the shares. The above restrictions are subject to certain customary exceptions.

A portion of the shares offered in the Japanese offering will be sold to our employee stock ownership plan at the offering price set forth on the cover page of this offering memorandum.

In order to facilitate the Japanese offering, Daiwa Securities SMBC Co. Ltd., as the representative of Japanese underwriters, will over-allot an additional 4,380,000 shares of our common stock, or the Japanese over-allotted shares, in the Japanese offering creating a short position in the shares. In connection with the offering of the Japanese over-allotted shares, the selling shareholders and the representative of the Japanese underwriters have entered into agreements pursuant to which the selling shareholders have agreed to:

- lend this representative 4,380,000 shares, solely to cover such over-allotments; and
- grant to this representative an over-allotment option, exercisable during the period beginning on the closing date of the offerings and ending on December 14, 2005, to purchase up to an aggregate of 4,380,000 additional shares, for the purpose of satisfying the obligation of such representative to return the shares borrowed from the selling shareholders described above.

During the period from the closing date through December 14, 2005, and for the same purpose, the representative of the Japanese underwriters may bid for and purchase shares in the open market in lieu of exercising all or part of the over-allotment option described above. These activities may maintain the market price of the shares at a level above that which might otherwise prevail. All such transactions shall be conducted in compliance with applicable laws, regulations and rules of Japan and as mutually agreed among Daiwa Securities SMBC Co. Ltd. and Mitsubishi UFJ Securities Co., Ltd. as the joint global coordinators and the Japanese joint lead managers.

Certain of the international managers and the Japanese underwriters have in the past provided, and may in the future provide, investment banking, underwriting, and other services to us and our affiliates, Sumitomo Metals and its affiliates or Mitsubishi Materials and its affiliates for which they have received or may receive (as the case may be) customary compensation. The international managers may, from time to time, engage in transactions with and perform services for us and our affiliates, Sumitomo Metals and its affiliates or Mitsubishi Materials and its affiliates in the ordinary course of their business. Interests may evolve out of these transactions that could potentially conflict with your interests.

Delivery of certificates representing the international shares is expected to be made, subject to receipt and acceptance by the international managers, through the facilities of JASDEC in Tokyo on or about November 17, 2005.

Investors may not be able to sell or otherwise deal in the international shares prior to the date the shares are delivered. Because the settlement period is longer than the customary T+3, investors who wish to trade their international shares on or soon after pricing of this international offering may need to specify a longer settlement period for their trade to prevent a failed settlement.

The international managers propose to offer the international shares for resale in transactions not requiring registration under the Securities Act or applicable state securities laws, including sales pursuant to Rule 144A made through U.S. broker-dealer agents. The international managers will not offer or sell the international shares except:

- through the U.S. broker-dealer agents to persons they reasonably believe to be qualified institutional buyers; or
- pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S.

International shares sold pursuant to Regulation S may not be offered or resold in the United States or to U.S. persons, except under an exemption from the registration requirements of the Securities Act or under a registration statement declared effective under the Securities Act. Each purchaser of the international shares will be deemed to have made acknowledgments, representations and agreements as described under "Transfer Restrictions".

As used herein, "U.S. person" means:

- Any natural person resident in the United States;
- any partnership or corporation, organized or incorporated under the laws of the United States; or
- any other person who is a "U.S. person" as such term is defined in Regulation S under the Securities Act.

Each international manager has severally agreed that, except as permitted by the international purchase agreement, it will offer, sell, or deliver the Regulation S shares (i) as part of its distribution at any time or (ii) otherwise until 40 calendar days after the later of the date upon which the offering of the Regulation S shares commences and the closing date of the international offering, only in accordance with Regulation S under the Securities Act.

In addition, until 40 days after commencement of the international offering, any offer or sale of international shares within the United States by a dealer, whether or not participating in this global offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act.

Each international manager has severally represented, warranted and agreed that:

- it has not made and will not make an offer of the international shares to the public in the United Kingdom prior to the publication of a prospectus in relation to the international shares and the international offering that has been approved by the FSA or where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the international shares to persons who fall within the definition of "qualified investor" as that term is defined in section 86(7) of the Financial Services and Markets Act 2000, as amended (the "FSMA") or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;
- it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the international shares in circumstances in which section 21(1) of the FSMA does not apply; and
- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the international shares in, from or otherwise involving the United Kingdom.

The international shares have not been and will not be registered under the SEL. Each international manager has severally represented and agreed that the international shares being purchased by it will be purchased by it as principal and that, in connection with the international offering, it will not, directly or indirectly, offer or sell any international shares in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of the SEL and otherwise in compliance with the SEL and other relevant laws and regulations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), each international manager has severally represented, warranted and agreed that it has not made and will not make an offer of the international shares in that Relevant Member State prior to the publication of a prospectus in relation to the international shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the international shares in that Relevant Member State at any time without prior publication of a prospectus in the conditions set forth in the Prospectus Directive (A) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, (B) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or (C) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purpose of this paragraph, the expression an "offer of the international shares to the public" in relation to any international shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the international shares to be offered so as to enable an investor to decide to purchase or subscribe the international shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

TRANSFER RESTRICTIONS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any reoffering, resale, pledge or transfer of the international shares.

The international offering is being made in accordance with Rule 144A and Regulation S under the Securities Act. The international shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any U.S. state or other jurisdiction, and accordingly, they may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except as set forth below.

Terms used in this section have the same meaning as defined in Rule 144A or Regulation S under the Securities Act.

Rule 144A Shares

Each purchaser of the international shares offered hereby in reliance on Rule 144A (the "Rule 144A shares") will be deemed to have represented and agreed as follows:

(1) The purchaser (A) is a QIB, (B) is aware that the sale of the international shares to it is being made in reliance on Rule 144A and (C) is acquiring the Rule 144A shares for its own account or for the account of a QIB, as the case may be.

(2) The purchaser understands that the Rule 144A shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred, except (A)(i) to a person whom the purchaser and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States.

No representation can be made as to the availability of the exemption provided by Rule 144A for resales of the shares offered hereby.

Regulation S Shares

Each purchaser of the international shares other than the Rule 144A shares (the "Regulation S shares") will be deemed to have represented and agreed as follows:

(1) The purchaser is acquiring such Regulation S shares in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S.

(2) The purchaser understands that such Regulation S shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the international offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the international offering will be passed upon for us and the selling shareholders by Simpson Thacher & Bartlett LLP and Nagashima Ohno & Tsunematsu. The international managers have been advised by Shearman & Sterling LLP with respect to U.S. federal securities and New York State law.

INDEPENDENT AUDITORS

Our consolidated financial statements as of and for the years ended January 31, 2004 and 2005, included in this offering memorandum, have been jointly audited by KPMG AZSA & Co. (a Japanese member firm of KPMG International, a Swiss cooperative) and Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein), independent auditors, as stated in their report appearing herein.

The independent auditors' report covering the January 31, 2005 consolidated financial statements refers to a change in accounting for the impairment of fixed assets.

GLOSSARY

200mm wafer	A silicon wafer measuring 200mm in diameter across the surface of the wafer that contains the wafer center and excludes flats or other peripheral areas.
300mm wafer	A silicon wafer measuring 300mm in diameter across the surface of the wafer that contains the wafer center and excludes flats or other peripheral areas.
Annealed wafer	A type of polished wafer that has been annealed in hydrogen or argon atmospheres, resulting in superior levels of near-surface crystalline perfection.
Chemical vapor deposition process	A deposition process in which a controlled chemical reaction produces a thin surface film.
Czochralski (CZ) method	A method used in the growth of monocrystalline silicon ingots.
Double-sided polishing	An advanced polishing technique designed to simultaneously polish both sides of silicon wafers, used in large-scale production of 200mm and 300mm wafers.
Electromagnetic casting method	A method used to produce multicrystalline silicon ingots for wafers for use in solar energy cells. The method, currently commercially applied only by a subsidiary of SUMCO, is used to melt raw polycrystal silicon with heat created through electromagnetic energy penetrated through a square-shaped crucible. The molten silicon is pulled down while being gradually water-cooled, to form a long ingot with a square cross section.
Epitaxial wafer	A silicon wafer manufactured by growing a single monocrystalline layer (the epitaxial layer) on top of a silicon wafer that exhibits the same crystal structure orientation as the substrate wafer with a dissimilar doping type, concentration, or both.
High-precision wafers	Silicon wafers with superior flatness, fewer number of surface particles and superior levels of crystalline perfection in comparison with conventional silicon wafers.
IGBT device	Insulated Gate Bi-polar Transistor device. A semiconductor device that has identical operation to a bi-polar transistor, but because it has a field effect-type gate which makes it conductive upon the application of a gate-emitter voltage, no current needs to be injected. When the gate-emitter voltage is low, the device switches off. The commutations are faster than a bi-polar transistor and slower than with a MOSFET device.
Insulator	A substance that will not conduct electricity, such as silicon dioxide or silicon nitride.
Magnetic Czochralski (MCZ) method	A method of crystal growth that generally yields crystals of lower oxygen content than through the Czochralski method.
Mechano-chemical polishing process	An advanced polishing process used to remove surface material from a wafer and produce wafers with ultra-flat and damage-free surfaces. The process uses chemical and mechanical actions to achieve a mirror-like surface for subsequent processing.
Micro processor unit	A semiconductor device that is the central processing unit within a computer.
N or P type	A type with respect to silicon crystal means a property that identifies the majority charge carrier in the semiconductor. The two types of materials

are N type and P type. The majority current carriers in N type material are electrons. The majority current carriers in P type material are holes.

Photolithography .... A process used in the manufacture of semiconductors, in which a masked pattern is projected onto a photosensitive coating that covers a substrate.

Polished wafer .... The most basic type of silicon wafers polished chemically and mechanically and sliced out of a silicon ingot. An external gettering layer can be optionally produced on the back surface of the polished wafers.

Polysilicon .... (1) A nonporous form of silicon made up of randomly oriented crystallites or domains, including glassy or amorphous silicon layers. (2) A form of silicon made by chemical vapor deposition from a silicon source gas or other method, and having a structure that contains large-angle grain boundaries, twin boundaries, or both.

Power device .... A semiconductor device that is used to control currents in electric motors, electronic equipment and cars, and increasingly to regulate and save power in consumer electronic equipment, such as portable appliances.

Quartz crucible .... A crucible made from high-purity silica material and used to grow monocrystalline silicon ingots.

Reclaimed wafer............... A wafer which was generally used for testing or monitoring purposes or was not used in the manufacture of semiconductor devices for various reasons, and has been returned to the wafer manufacturer to be mechanochemically repolished to remove surface materials, such as photo resists, films, scratches and patterns. Reclaimed wafers are generally used for testing or monitoring purposes.

Semiconductor .... An element that has an electrical resistivity in the range between conductors (such as aluminum) and insulators (such as silicon dioxide). Integrated circuits are typically fabricated from semiconductor materials such as silicon, germanium or gallium arsenide.

Silicon wafer .... A thin slice with parallel faces cut from a silicon crystal ingot.

SIMOX .... Separation by Implantation of Oxygen. A manufacturing-oriented technique to build silicon on insulator substrates. The process involves implanting oxygen and a high-temperature anneal to form the thin silicon film and the buried oxide.

SOI wafer .... Silicon-On-Insulator wafer. A type of silicon wafer composed of the base silicon substrate and a monocrystalline silicon layer electrically isolated by a thin insulator. Intended for high-performance, low-power, and radiation-resistant applications that offer process simplification, improved scalability, latch-up free and soft-error free operation, improved subthreshold slope and drastic reduction in parasitic capacitances. Currently there are two manufacturing-oriented techniques to manufacture SOI wafers: SIMOX and bonded.

Surface particle................ A small, discrete piece of foreign material or silicon not connected crystallographically to the wafer.

Test wafer .... A type of polished wafer used by semiconductor device manufacturers to test their manufacturing lines, processes and equipment.

Thermal diffusion technology .... A high-temperature process in which desired chemicals (dopants) on a wafer are redistributed within the silicon to form a device component.

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INDEX TO FINANCIAL STATEMENTS

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Independent Auditors' Report

To the Board of Directors and Shareholders of
SUMCO CORPORATION

We have audited the accompanying consolidated balance sheets of SUMCO CORPORATION (the "Company", formerly Sumitomo Mitsubishi Silicon Corporation) and consolidated subsidiaries as of January 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries at January 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2 (7) to the consolidated financial statements, effective year ended January 31, 2005, the consolidated financial statements have been prepared in accordance with the new accounting standards for impairment of fixed assets.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
Tokyo, Japan

KPMG AZSA & Co.
Tokyo, Japan

April 26, 2005
(May 12, 2005 as to Note 8 and July 31, 2005 as to Note 1)

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS
January 31, 2004 and 2005

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Assets			
Current assets:			
Cash and time deposits (Note 3)	¥ 30,826	¥ 15,002	$ 133,387
Notes and accounts receivable:			
Trade (Note 6)	38,117	43,178	383,907
Other	916	874	7,771
	39,033	44,052	391,678
Allowance for doubtful accounts	(36)	(19)	(169)
	38,997	44,033	391,509
Inventories (Note 5)	35,233	37,554	333,902
Deferred income tax assets (Note 9)	1,345	3,910	34,765
Prepaid expenses and other current assets	1,385	2,618	23,277
Total current assets	107,786	103,117	916,840
Property, plant and equipment:			
Land (Notes 2(6) and 6)	16,316	15,521	138,001
Buildings and structures (Note 6)	90,469	90,737	806,766
Machinery and equipment (Note 6)	337,129	346,163	3,077,825
Construction in progress	11,809	16,435	146,128
Total	455,723	468,856	4,168,720
Accumulated depreciation	(283,403)	(290,432)	(2,582,306)
Net property, plant and equipment	172,320	178,424	1,586,414
Investments and other assets:			
Investment securities (Notes 4 and 6)	152	366	3,254
Investments in unconsolidated subsidiaries and affiliates	39	75	667
Consolidation goodwill	16,835	15,960	141,905
Software	5,937	5,164	45,914
Deferred income tax assets (Note 9)	22,904	11,077	98,488
Other assets	3,691	3,728	33,147
Total investments and other assets	49,558	36,370	323,375
Total assets	¥ 329,664	¥ 317,911	$ 2,826,629

See Notes to Consolidated Financial Statements.

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS — (continued)
January 31, 2004 and 2005

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Liabilities and Shareholders' equity			
Current liabilities:			
Short-term bank loans (Note 6)	¥ 59,427	¥ 48,407	$ 430,399
Current portion of long-term debt (Note 6)	30,007	35,961	319,739
Notes and accounts payable:			
Trade	15,071	16,886	150,138
Construction and other	14,753	19,859	176,571
	29,824	36,745	326,709
Accrued income taxes	354	753	6,695
Other current liabilities	5,827	6,947	61,768
Total current liabilities	125,439	128,813	1,145,310
Long-term liabilities:			
Long-term debt (Note 6)	122,357	96,228	855,588
Liability for retirement benefits (Note 7)	8,184	8,739	77,701
Deferred income tax liabilities (Note 9)	220	403	3,583
Deferred income tax liabilities on revaluation reserve for land (Notes 2(6) and 9)	1,785	1,785	15,871
Other long-term liabilities	1,947	1,518	13,496
Total long-term liabilities	134,493	108,673	966,239
Minority interests	1	67	596
Commitments and contingent liabilities (Notes 14, 15 and 17)			
Shareholders' equity (Note 8):			
Capital stock	58,500	58,500	520,139
Common stock			
Authorized — 79,600 shares			
Issued — 47,000 shares in 2004 and 67,000 shares in 2005			
Preferred stock			
Authorized and issued — 400 shares in 2004			
Capital surplus	64,972	9,859	87,659
Retained earnings (accumulated deficit)	(53,975)	12,000	106,695
Revaluation reserve for land (Note 2(6))	2,249	2,253	20,032
Net unrealized gain on available-for-sale securities	42	23	204
Foreign currency translation adjustments	(2,057)	(2,277)	(20,245)
Total shareholders' equity	69,731	80,358	714,484
Total liabilities and shareholders' equity	¥329,664	¥317,911	$2,826,629

See Notes to Consolidated Financial Statements.

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended January 31, 2004 and 2005

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Net sales (Note 18)	¥166,432	¥193,123	$1,717,107
Cost of sales	139,552	143,371	1,274,749
Gross profit	26,880	49,752	442,358
Selling, general and administrative expenses (Note 10)	19,528	18,285	162,577
Operating profit	7,352	31,467	279,781
Other income (expenses):			
Interest and dividend income	210	62	551
Interest expense	(4,706)	(3,973)	(35,325)
Gain on sales of fixed assets	135	643	5,717
Loss on sales and disposals of fixed assets	(305)	(1,551)	(13,790)
Loss incurred with business restructuring (Note 11)	(18,563)	(891)	(7,922)
Additional payment and related expense for employees' retirement benefits		(1,509)	(13,417)
Special amortization loss of consolidation goodwill (Note 12)	(14,924)		
Special depreciation and amortization loss on fixed assets (Note 13)	(686)	(1,219)	(10,838)
Foreign exchange loss	(1,808)	(209)	(1,858)
Other, net	(1,111)	(1,492)	(13,267)
Other expenses, net	(41,758)	(10,139)	(90,149)
Income (loss) before income taxes and minority interests	(34,406)	21,328	189,632
Income taxes (Note 9):			
Current	347	929	8,260
Deferred	1,696	9,463	84,138
Total	2,043	10,392	92,398
Minority interests	(1)	70	622
Net income (loss)	¥(36,448)	¥ 10,866	$ 96,612

	2004	2005	2005
	(Yen)		(U.S. dollars (Note 1))
Per share of common stock (Note 2(17)):			
Basic net income (loss)	¥(1,809,005.11)	¥208,639.39	$1,855.07
Pro forma reflecting common stock split (Note 8)			
Basic net income (loss)	¥ (605.22)	¥ 108.12	$ 0.96

See Notes to Consolidated Financial Statements.

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended January 31, 2004 and 2005

	Number of shares	
	2004	2005
Common stock:		
At beginning of year	20,000	47,000
Issuance of common stock (Note 8)	27,000	
Conversion from preferred stock (Note 8)		20,000
At end of year	47,000	67,000
Preferred stock:		
At beginning of year	400	400
Conversion to common stock (Note 8)		(400)
At end of year	400	

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Capital stock:			
Balance at beginning of year	¥ 45,000	¥ 58,500	$ 520,139
Issuance of common stock (Note 8)	13,500		
Balance at end of year	¥ 58,500	¥ 58,500	$ 520,139
Capital surplus:			
Balance at beginning of year	¥ 82,431	¥ 64,972	$ 577,683
Offset by accumulated deficit	(30,959)	(55,113)	(490,024)
Issuance of common stock (Note 8)	13,500		
Balance at end of year	¥ 64,972	¥ 9,859	$ 87,659
Retained earnings (accumulated deficit):			
Balance at beginning of year	¥(48,388)	¥(53,975)	$(479,905)
Offset by capital surplus	30,959	55,113	490,024
Net income (loss)	(36,448)	10,866	96,612
Decrease due to reversal of revaluation reserve for land (Note 2(6))	(98)	(4)	(36)
Balance at end of year	¥(53,975)	¥ 12,000	$ 106,695
Revaluation reserve for land:			
Balance at beginning of year	¥ 2,266	¥ 2,249	$ 19,996
Increase (decrease), net	(17)	4	36
Balance at end of year	¥ 2,249	¥ 2,253	$ 20,032
Net unrealized gain on available-for-sale securities:			
Balance at beginning of year	¥ 16	¥ 42	$ 373
Net change	26	(19)	(169)
Balance at end of year	¥ 42	¥ 23	$ 204
Foreign currency translation adjustments:			
Balance at beginning of year	¥ (1,321)	¥ (2,057)	$ (18,289)
Net change	(736)	(220)	(1,956)
Balance at end of year	¥ (2,057)	¥ (2,277)	$ (20,245)
Total	¥ 69,731	¥ 80,358	$ 714,484

See Notes to Consolidated Financial Statements.

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended January 31, 2004 and 2005

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Operating activities:			
Income (loss) before income taxes and minority interests	¥(34,406)	¥ 21,328	$ 189,632
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	41,778	34,728	308,776
Amortization of consolidation goodwill	16,472	937	8,331
Decrease in allowance for doubtful accounts	(40)	(17)	(151)
(Decrease) increase in liabilities for retirement benefits	(1,294)	555	4,935
Interest and dividend income	(210)	(62)	(551)
Interest expense	4,706	3,973	35,325
Net loss on sales and disposal of fixed assets	10,137	779	6,926
Increase in notes and accounts receivable, trade	(3,717)	(5,095)	(45,301)
Decrease (increase) in inventories	2,843	(2,440)	(21,695)
Decrease (increase) in other current assets	6,359	(1,178)	(10,474)
Increase in notes and accounts payable, trade	1,362	1,753	15,586
Increase (decrease) in other current liabilities	1,432	(1,232)	(10,954)
Other, net	1,209	(190)	(1,690)
Subtotal	46,631	53,839	478,695
Interest and dividend received	236	62	551
Interest paid	(4,341)	(4,006)	(35,618)
Income taxes paid	(166)	(530)	(4,712)
Net cash provided by operating activities	42,360	49,365	438,916
Investing activities:			
Payments for purchases of fixed assets	(24,568)	(37,011)	(329,074)
Proceeds from sales of fixed assets	571	3,176	28,239
Payments for purchase of minority interests		(68)	(605)
Proceeds from sale of investment securities	6		
Other, net	456	(1,265)	(11,248)
Net cash used in investing activities	(23,535)	(35,168)	(312,688)
Financing activities:			
Decrease in short-term bank loans, net	(21,747)	(10,942)	(97,288)
Proceeds from long-term debt	6,296	10,295	91,536
Repayments of long-term debt	(11,909)	(30,416)	(270,437)
Proceeds from issuance of common stock	27,000		
Net cash used in financing activities	(360)	(31,063)	(276,189)
Foreign currency translation adjustments on cash and cash equivalents	(39)	47	418
Net increase (decrease) in cash and cash equivalents	18,426	(16,819)	(149,543)
Cash and cash equivalents at beginning of year	12,395	30,821	274,038
Cash and cash equivalents at end of year (Note 3)	¥ 30,821	¥ 14,002	$ 124,495

See Notes to Consolidated Financial Statements.

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

Notes to Consolidated Financial Statements
Years ended January 31, 2004 and 2005

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of SUMCO CORPORATION (the "Company", formerly Sumitomo Mitsubishi Silicon Corporation) have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from accounting principles generally accepted in the United States of America.

The accounts of foreign subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥112.47 to $1, the rate of exchange at July 31, 2005. Such translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be converted into U.S. dollars at that or any other rate.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements as of January 31, 2004 and 2005 include the accounts of the Company and its 17 significant subsidiaries (together, the "Group").

Under the control concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated.

Investments in unconsolidated subsidiaries and affiliates are stated at cost, except that appropriate write-downs are recorded for investments in companies which have incurred substantial losses deemed to be of a permanent nature. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the identifiable net assets of the acquired subsidiary at the date of acquisition ("consolidation goodwill") is amortized over 20 years on a straight-line basis.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

(2) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits, all of which mature within three months of the date of acquisition.

(3) Inventories

Inventories are stated principally at cost, determined by the average method.

(4) Investment securities

Investment securities are all classified as available-for-sale. Such securities with available fair values are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Available-for-sale securities with no available fair values are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(5) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment, except buildings, of the Company and its consolidated domestic subsidiaries is computed principally by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is principally applied to buildings of the Company and its consolidated domestic subsidiaries, and to the property, plant and equipment of consolidated foreign subsidiaries. The useful lives are principally 31 years for buildings and structures and 7 years for machinery and equipment.

(6) Land revaluation

Under the "Law of Land Revaluation", Mitsubishi Material Silicon Corporation, which was merged into the Company on February 1, 2002, elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of March 31, 2000. The revaluation reserve for land represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity without any effect on the income. Subsequent readjustment is not permitted unless the land value declines significantly in which case the amount of the decline in value should be removed from the revaluation reserve for land account and related deferred tax liabilities accordingly. As at January 31, 2005, the carrying amount of the land after the above one-time revaluation exceeded the fair value by ¥1,961 million ($17,436 thousand).

(7) Long-lived assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, Accounting for Impairment of Fixed Assets, and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets. These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004. The Company and its consolidated domestic subsidiaries elected early adoption of the new accounting standard for impairment of fixed assets from the year ended January 31, 2005. The Company and its consolidated subsidiaries reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Group has recognized no impairment losses.

(8) Software

Certain costs incurred to develop computer software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of 5 years.

(9) Retirement benefits and pension plans

The Company and certain consolidated subsidiaries have non-contributory defined benefit pension plans and unfunded retirement benefit plans for employees. The Company and domestic consolidated subsidiaries account for the liability for retirement benefits based on projected benefit obligations and the fair value of plan assets at the balance sheet date.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date.

(10) Research and development costs

Research and development costs are charged to expenses as incurred.

(11) Leases

Finance leases that are deemed to transfer ownership of the leased property to the lessee are capitalized. Other finance leases are accounted for as operating lease transactions with certain "as if capitalized" information disclosed in the notes to consolidated financial statements in accordance with Japanese GAAP.

(12) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred taxes are measured by applying currently enacted tax rates to the temporary differences.

A valuation allowance is recognized against deferred tax assets when, based on an estimation of future taxable income and the weight of available evidence, it is determined that the assets are not expected to be recoverable.

(13) Appropriations of retained earnings or dispositions of accumulated deficit

Appropriations of retained earnings or dispositions of accumulated deficit are reflected in the financial statements for the following year upon shareholders' approval.

(14) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance-sheet date. Foreign exchange gains and losses from translation are recognized in the statement of operations.

(15) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date of the subsidiaries, except for shareholders' equity, which is translated at the historical exchange rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date.

(16) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, a currency swap and interest rate swaps are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

Foreign exchange forward contracts and a currency swap employed to hedge foreign exchange exposures principally for export sales are measured at the fair values and the unrealized gains or losses are recognized in income or loss.

Interest rate swaps which are used as hedges and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the related losses or gains on the hedged items are recognized. However, certain interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair values. The differential paid or received under the swap agreements is recognized and included in interest expense.

(17) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding during the period.

Diluted net income per share is not disclosed because the Company does not issue any dilutive securities.

3. Reconciliation to cash and cash equivalents

The reconciliations of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows at January 31, 2004 and 2005, were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Cash and time deposits per the balance sheets	¥30,826	¥15,002	$133,387
Time deposits with original maturities of more than three months	(5)	(1,000)	(8,892)
Cash and cash equivalents per the statements of cash flows	¥30,821	¥14,002	$124,495

4. Investment securities

The carrying amounts and aggregate fair values of available-for-sale securities with available fair values at January 31, 2004 and 2005 were as follows:

January 31, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Millions of yen)		
Securities classified as:				
Available-for-sale:				
Equity securities	¥60	¥76	¥7	¥ 129

January 31, 2005	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Millions of yen)		
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 61	¥52	¥14	¥ 99
Debt securities	244			244

January 31, 2005	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Thousands of U.S. dollars)		
Securities classified as:				
Available-for-sale:				
Equity securities	$ 542	$462	$124	$ 880
Debt securities	2,169			2,169

Available-for-sale securities whose fair value is not readily determinable as of January 31, 2004 and 2005 were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Available-for-sale:			
Equity securities	¥23	¥23	$205

Total sale amounts of available-for-sale securities sold and gains, in the years ended January 31, 2004 and 2005, were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Sale amount	¥6		
Gains	3		

5. Inventories

Inventories at January 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Finished products	¥12,424	¥14,117	$125,518
Work in process	10,452	9,297	82,662
Raw materials and supplies	12,357	14,140	125,722
Total	¥35,233	¥37,554	$333,902

6. Short-term bank loans and long-term debt

Short-term bank loans outstanding at January 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Collateralized		¥ 389	$ 3,459
Unsecured	¥59,427	48,018	426,940
Total short-term bank loans	¥59,427	¥48,407	$430,399

The average interest rate per annum for short-term bank loans was 1.2% at January 31, 2005.

Long-term debt at January 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Loans from banks, insurance companies and other financial institutions, due serially through 2012 — with an average interest rate of 2.2% per annum:			
Collateralized	¥ 26,475	¥ 22,065	$ 196,186
Unsecured	113,313	95,142	845,932
Lease obligations, due serially through 2014 — with an average interest rate of 3.9% per annum:	12,576	14,982	133,209
Total Long-term debt	152,364	132,189	1,175,327
Less current portion	(30,007)	(35,961)	(319,739)
Long-term debt, less current portion	¥122,357	¥ 96,228	$ 855,588

Annual maturities of long-term debt as of January 31, 2005 for the next five years and thereafter are as follows:

Year Ending January 31,	(Millions of yen)	(Thousands of U.S. dollars)
2006	¥ 35,961	$ 319,739
2007	34,853	309,887
2008	28,671	254,921
2009	16,401	145,826
2010	9,371	83,320
2011 and thereafter	6,932	61,634
Total	¥132,189	$1,175,327

Assets pledged as collateral for short-term bank loans and long-term debt at January 31, 2004 and 2005, were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Notes and accounts receivable, trade		¥ 54	$ 480
Land	¥ 6,890	6,846	60,870
Buildings and structures	17,978	16,999	151,143
Machinery and equipment	26,842	20,002	177,842
Investment securities		238	2,116
Total	¥51,710	¥44,139	$392,451

A syndicated loan facility, of which ¥50,000 million and ¥45,000 million ($400,107 thousand) was outstanding at January 31, 2004 and 2005, respectively, contains financial covenants that require the Company to maintain shareholders' equity and the ratio of shareholders' equity to interest-bearing debt above specified levels. The Company was in compliance with these covenants at January 31, 2004 and 2005.

7. Retirement and pension plans

The Company and certain consolidated subsidiaries have retirement benefit plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum retirement benefit from the Company or from certain consolidated subsidiaries and annuity payments from a trustee.

The liability for employees' retirement benefits at January 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	¥19,784	¥21,680	$192,762
Fair value of plan assets	(9,250)	(9,848)	(87,561)
Unrecognized actuarial loss	(1,246)	(2,308)	(20,521)
Unrecognized prior service cost	(1,227)	(1,094)	(9,727)
Net liability	¥ 8,061	¥ 8,430	$ 74,953

The components of net periodic benefit costs for employees' retirement benefit plans are as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥1,265	¥1,495	$13,293
Interest cost	507	392	3,485
Expected return on plan assets	(236)	(229)	(2,036)
Recognized actuarial loss	19	127	1,129
Amortization of prior service cost	112	134	1,191
Net periodic benefit costs	¥1,667	¥1,919	$17,062

The Group has also paid additional retirement benefits to employees relating to restructurings amounting to ¥3,128 million and ¥1,636 million ($14,546 thousand) for the years ended January 31, 2004 and 2005, respectively. These payments are not included in net periodic benefit costs above, and all payments in 2004 and certain payments in 2005 are included in loss incurred with business restructuring in the consolidated statements of operations.

Assumptions used for the years ended January 31, 2004 and 2005 are set forth as follows:

	2004	2005
Discount rate	2.0%	2.0%
Expected rate of return on plan assets	2.5%	2.5%
Amortization period of prior service cost	10 years	10 years
Recognition period of actuarial gain/loss	10 years	10 years

The liability for retirement benefits for directors and corporate auditors at January 31, 2004 and 2005 was ¥123 million and ¥309 million ($2,748 thousand), respectively.

The retirement benefits for directors and corporate auditors are paid subject to the approval of the shareholders in accordance with the Japanese Commercial Code (the "Code").

8. Shareholders' equity

The Code requires that all shares are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus.

The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares does not generally give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash appropriations of retained earnings applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of the capital stock balance. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the capital stock balance may be available for dividends by resolution of the shareholders. The legal reserve and additional paid-in-capital may be used to eliminate or reduce a deficit by the resolution of shareholders' meeting or may be capitalized by the resolution of Board of Directors.

In the years ended January 31, 2004 and 2005, the Company transferred capital surplus to reduce accumulated deficit in accordance with resolutions of the shareholders' meeting held on April 25, 2003 and April 28, 2004, respectively.

On January 30, 2004, the Company issued 27,000 shares of common stock through an allotment to shareholders. The issue price of common stock was ¥1 million per share and proceeds from the issuance of the shares were ¥27,000 million. Recorded amounts of common stock and additional paid-in capital were ¥13,500 million, respectively.

On October 31, 2004, all shares of preferred stock, which were 400 shares issued on February 6, 2002 at issuance price per share of ¥50 million, were converted to 20,000 shares of common stock.

A 1,500-for-1 common stock split was approved at a meeting of the Board of Directors held on April 26, 2005. Consequently, as of May 12, 2005, the numbers of the outstanding and authorized shares of common stock of the Company became 100,500,000 shares and 402,000,000 shares, respectively.

The pro forma per share information giving effect to the conversion of preferred stock and the stock split described above is presented in the consolidated statements of operations.

9. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.4% for the years ended January 31, 2004 and 2005.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred income tax assets and liabilities at January 31, 2004 and 2005 were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred income tax assets:			
Tax loss carryforwards	¥ 34,115	¥ 30,076	$ 267,413
Depreciation	11,978	6,706	59,625
Goodwill	11,542	7,612	67,680
Employees' retirement benefits	3,196	3,290	29,252
Other	7,340	8,639	76,812
Subtotal	68,171	56,323	500,782
Valuation allowance	(42,441)	(40,056)	(356,148)
Total	¥ 25,730	¥ 16,267	$ 144,634
Deferred income tax liabilities:			
Investment in consolidated subsidiaries	¥ (1,114)	¥ (1,114)	$ (9,905)
Other	(587)	(569)	(5,059)
Total	¥ (1,701)	¥ (1,683)	$ (14,964)
Net deferred income tax assets	¥ 24,029	¥ 14,584	$ 129,670
Deferred income tax liabilities on revaluation reserve for land	¥ (1,785)	¥ (1,785)	$ (15,871)

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of operations for the year ended January 31, 2005 is as follows:

	2005
Normal effective statutory tax rate	41.4%
Nondeductible expenses	2.8
Amortization of consolidation goodwill	1.8
Differences in statutory tax rates of consolidated subsidiaries	0.9
Valuation allowance	0.7
Other, net	1.1
Actual effective tax rate	48.7%

Disclosure of information on differences between the statutory income tax rate and the effective income tax rate is not required under Japanese GAAP for the year ended January 31, 2004.

10. Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended January 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Freight	¥ 1,356	¥ 1,682	$ 14,955
Salaries and bonuses for employees	3,773	3,718	33,058
Depreciation expenses	906	649	5,770
Research and development expenses	4,835	4,263	37,903
Rental charges and lease payments	943	800	7,113
Amortization of consolidation goodwill	1,548	937	8,331
Other	6,167	6,236	55,447
Total	¥19,528	¥18,285	$162,577

11. Loss incurred with business restructuring

Loss incurred with business restructuring for the year ended January 31, 2004 was incurred principally in connection with the decision to close all plants of SUMCO Oregon Corporation and stop the production of the Company's Noda Plant by the end of 2004, and loss incurred with business restructuring for the year ended January 31, 2005 was resulted from the closure of all plants in SUMCO Oregon Corporation.

12. Special amortization loss of consolidation goodwill

Special amortization loss of consolidation goodwill for the year ended January 31, 2004 was recognized due to the Company's decision to close SUMCO Oregon Corporation's operation.

13. Special depreciation and amortization loss on fixed assets

Special depreciation and amortization loss on fixed assets for the year ended January 31, 2004 was incurred because the Company decided not to use certain software. Special depreciation and amortization loss on fixed assets for the year ended January 31, 2005 was incurred because the Company decided to dispose of certain machinery and equipment in connection with the Company's decision to rearrange the production lines to improve production efficiency.

14. Leases

(a) Finance leases

Pro forma information of leased property on an "as if capitalized" basis as of, or for the years ended, January 31, 2004 and 2005 were as follows:

	2004		
	Machinery and Equipment	Others	Total
	(Millions of yen)		
Acquisition cost	¥5,224	¥968	¥6,192
Accumulated depreciation	2,324	502	2,826
Net leased property	¥2,900	¥466	¥3,366

	2005			2005		
	Machinery and Equipment	Others	Total	Machinery and Equipment	Others	Total
	(Millions of yen)			(Thousands of U.S. dollars)		
Acquisition cost	¥6,904	¥1,078	¥7,982	$61,385	$9,585	$70,970
Accumulated depreciation	2,721	643	3,364	24,193	5,717	29,910
Net leased property	¥4,183	¥ 435	¥4,618	$37,192	$3,868	$41,060

Obligations under finance leases:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 945	¥1,215	$10,803
Due after one year	2,421	3,403	30,257
Total	¥3,366	¥4,618	$41,060

Lease payments and depreciation expense under finance leases:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Lease payments	¥1,024	¥971	$8,633
Depreciation expense	1,024	971	8,633

An imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of operations is computed by the straight-line method.

(b) Operating leases

Minimum rental commitments under noncancellable operating leases at January 31, 2004 and 2005 were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥1,097	¥ 298	$ 2,650
Due after one year	3,328	1,905	16,937
Total	¥4,425	¥2,203	$19,587

15. Derivatives

The Group enters into foreign currency forward contracts and a currency swap to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Group also enters into interest rate swap contracts to manage its interest rate exposures on certain liabilities.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Group's business. Accordingly, the market risk in these derivatives is offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The fair value of the Group's derivative financial instruments at January 31, 2004 and 2005 were as follows:

	2004		
	Contract Amount	Fair Value	Unrealized Gain (Loss)
	(Millions of yen)		
Foreign currency forward exchange contracts:			
Sell US$	¥16,943	¥16,834	¥109

	2005			2005		
	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)
	(Millions of yen)			(Thousands of U.S. dollars)		
Foreign currency forward exchange contracts:						
Sell US$	¥21,196	¥20,203	¥993	$188,459	$179,630	$8,829
Currency swap:						
Receive US$ Pay Euro	167	(81)	(81)	1,485	(720)	(720)

Derivatives which qualify for hedge accounting for the years ended January 31, 2004 and 2005 are excluded from the disclosure of fair value information.

16. Related party transactions

Significant transactions between the Company and related parties for the years ended January 31, 2004 and 2005 were as follows:

January 31, 2004	Guarantee received	Sale of accounts receivable, trade
	(Millions of yen)	
Mitsubishi Materials Corporation	¥108,855	
Sumitomo Metal Industries, Ltd.	93,757	
Materials' Finance Co., Ltd.		¥9,106

January 31, 2005	Guarantee received	Other income	Purchase of fixed assets	Notes and accounts payable, construction
	(Millions of yen)			
Mitsubishi Materials Corporation	¥90,909	¥287		
Sumitomo Metal Industries, Ltd.	73,475			
Kashiwara Machine Manufacturing Co., Ltd.			¥5,296	¥3,015

January 31, 2005	Guarantee received	Other income	Purchase of fixed assets	Notes and accounts payable, construction
	(Thousands of U.S. dollars)			
Mitsubishi Materials Corporation	$808,296	$2,552		
Sumitomo Metal Industries, Ltd.	653,285			
Kashiwara Machine Manufacturing Co., Ltd.			$47,088	$26,807

Mitsubishi Materials Corporation and Sumitomo Metal Industries, Ltd. own the Company's 50% shares, respectively. Materials' Finance Co., Ltd. is a wholly owned subsidiary of Mitsubishi Materials Corporation. Kashiwara Machine Manufacturing Co., Ltd. is a wholly owned subsidiary of Sumitomo Metal Industries, Ltd.

By April 2005, all of these guarantees for bank loans and some of these guarantees for finance lease obligations were terminated, reducing total guarantees as of April 11, 2005 to ¥1,164 million from Mitsubishi Materials Corporation and ¥1,153 million from Sumitomo Metal Industries, Ltd.

17. Contingent liabilities

Contingent liabilities at January 31, 2004 and 2005 were as follows.

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Loan guarantees for employees	¥2,609	¥2,337	$20,779

18. Segment information

(a) Industry segments

Industry segment information is not provided because the Group has only one industry segment which is 'Crystalline silicon'.

(b) Geographic segments

	2004				
	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Millions of yen)				
Sales to customers	¥108,743	¥44,670	¥13,019		¥166,432
Intersegment sales	44,331	10,103	4,226	¥(58,660)	
Total sales	153,074	54,773	17,245	(58,660)	166,432
Operating expenses	133,361	60,719	17,609	(52,609)	159,080
Operating profit (loss)	¥ 19,713	¥(5,946)	¥ (364)	¥ (6,051)	¥ 7,352
Assets	¥265,708	¥46,614	¥15,443	¥ 1,899	¥329,664

	2005				
	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Millions of yen)				
Sales to customers	¥132,960	¥43,186	¥16,977		¥193,123
Intersegment sales	48,548	10,953	4,219	¥(63,720)	
Total sales	181,508	54,139	21,196	(63,720)	193,123
Operating expenses	142,207	56,136	21,418	(58,105)	161,656
Operating profit (loss)	¥ 39,301	¥(1,997)	¥ (222)	¥ (5,615)	¥ 31,467
Assets	¥271,878	¥43,247	¥14,394	¥(11,608)	¥317,911

	Japan	North America	Others	Eliminations or corporate	Consolidated
	(Thousands of U.S. dollars)				
Sales to customers	$1,182,182	$383,978	$150,947		$1,717,107
Intersegment sales	431,653	97,386	37,512	$(566,551)	
Total sales	1,613,835	481,364	188,459	(566,551)	1,717,107
Operating expenses	1,264,400	499,120	190,433	(516,627)	1,437,326
Operating profit (loss)	$ 349,435	$(17,756)	$ (1,974)	$ (49,924)	$ 279,781
Assets	$2,417,338	$384,520	$127,981	$(103,210)	$2,826,629

(c) Overseas sales

	2004			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥38,015	¥41,183	¥14,841	¥ 94,039
Consolidated net sales				166,432
Percentage of overseas sales to consolidated net sales	22.8%	24.7%	8.9%	56.5%

	2005			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥37,944	¥54,740	¥17,830	¥110,514
Consolidated net sales				193,123
Percentage of overseas sales to consolidated net sales	19.6%	28.3%	9.2%	57.2%

	2005			
	North America	Asia	Others	Total
	(Thousands of U.S. dollars, except percentages)			
Overseas sales	$337,370	$486,708	$158,531	$ 982,609
Consolidated net sales				1,717,107
Percentage of overseas sales to consolidated net sales	19.6%	28.3%	9.2%	57.2%

THE PAGE IS INTENTIONALLY LEFT BLANK

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

SEMIANNUAL CONSOLIDATED BALANCE SHEETS (UNAUDITED)
July 31, 2004 and 2005

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Assets			
Current assets:			
Cash and time deposits (Note 3)	¥ 26,616	¥ 6,008	$ 53,419
Notes and accounts receivable:			
Trade (Note 6)	46,434	48,371	430,079
Other	608	384	3,414
	47,042	48,755	433,493
Allowance for doubtful accounts	(22)	(19)	(169)
	47,020	48,736	433,324
Inventories (Note 5)	34,971	39,682	352,823
Deferred income tax assets	4,506	2,029	18,040
Prepaid expenses and other current assets	1,057	1,159	10,305
Total current assets	114,170	97,614	867,911
Property, plant and equipment:			
Land (Notes 2(6) and 6)	15,667	15,571	138,446
Buildings and structures (Note 6)	90,432	98,955	879,835
Machinery and equipment (Note 6)	351,698	357,463	3,178,296
Construction in progress	7,072	14,929	132,738
Total	464,869	486,918	4,329,315
Accumulated depreciation	(293,128)	(299,486)	(2,662,808)
Net property, plant and equipment	171,741	187,432	1,666,507
Investments and other assets:			
Investment securities (Notes 4 and 6)	133	373	3,316
Investments in unconsolidated subsidiaries and affiliates	49	88	782
Consolidation goodwill	16,430	15,491	137,735
Software	6,093	5,337	47,453
Deferred income tax assets	15,027	9,044	80,413
Other assets	2,461	3,104	27,598
Total investments and other assets	40,193	33,437	297,297
Total assets	¥ 326,104	¥ 318,483	$ 2,831,715

See Notes to Semiannual Consolidated Financial Statements (unaudited).

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

SEMIANNUAL CONSOLIDATED BALANCE SHEETS (UNAUDITED) — (continued)
July 31, 2004 and 2005

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Liabilities and Shareholders' equity			
Current liabilities:			
Short-term bank loans (Note 6)	¥ 56,332	¥ 53,059	$ 471,761
Current portion of long-term debt (Note 6)	36,157	33,065	293,990
Notes and accounts payable:			
Trade	16,108	16,615	147,728
Construction and other	11,515	21,839	194,176
	27,623	38,454	341,904
Accrued income taxes	439	2,807	24,958
Other current liabilities	6,893	7,784	69,209
Total current liabilities	127,444	135,169	1,201,822
Long-term liabilities:			
Long-term debt (Note 6)	112,251	81,051	720,646
Liability for retirement benefits	8,513	9,261	82,342
Deferred income tax liabilities	279	413	3,672
Deferred income tax liabilities on revaluation reserve for land (Note 2(6))	1,785	1,785	15,871
Other long-term liabilities	1,312	1,542	13,710
Total long-term liabilities	124,140	94,052	836,241
Minority interests	6	119	1,058
Commitments and contingent liabilities (Notes 10, 11 and 12)			
Shareholders' equity (Note 7):			
Capital stock	58,500	58,500	520,139
Common stock			
Authorized — 79,600 shares as of July 31, 2004 and 402,000,000 shares as of July 31, 2005			
Issued — 47,000 shares as of July 31, 2004 and 100,500,000 shares as of July 31, 2005			
Preferred stock			
Authorized and issued — 400 shares as of July 31, 2004			
Capital surplus	9,859	9,859	87,659
Retained earnings	6,053	20,618	183,320
Revaluation reserve for land (Note 2(6))	2,253	2,253	20,032
Net unrealized gain on available-for-sale securities	30	25	222
Foreign currency translation adjustments	(2,181)	(2,112)	(18,778)
Total shareholders' equity	74,514	89,143	792,594
Total liabilities and shareholders' equity	¥ 326,104	¥ 318,483	$ 2,831,715

See Notes to Semiannual Consolidated Financial Statements (unaudited).

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

SEMIANNUAL CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
Six months ended July 31, 2004 and 2005

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Net sales (Note 13)	¥96,649	¥100,907	$897,190
Cost of sales	71,068	72,137	641,389
Gross profit	25,581	28,770	255,801
Selling, general and administrative expenses (Note 8)	9,714	9,416	83,720
Operating profit	15,867	19,354	172,081
Other income (expenses):			
Interest and dividend income	22	36	320
Interest expense	(2,000)	(1,817)	(16,155)
Gain on sales of fixed assets	205	261	2,321
Loss on sales and disposals of fixed assets	(726)	(532)	(4,730)
Loss incurred with business restructuring (Note 9)	(1,424)	(1,316)	(11,701)
Additional payment and related expense for employees' retirement benefits	(1,397)		
Foreign exchange loss	(335)	(475)	(4,223)
Other, net	(64)	(399)	(3,548)
Other expenses, net	(5,719)	(4,242)	(37,716)
Income before income taxes and minority interests	10,148	15,112	134,365
Income taxes:			
Current	440	2,544	22,620
Deferred	4,779	3,898	34,658
Total	5,219	6,442	57,278
Minority interests	10	52	462
Net income	¥ 4,919	¥ 8,618	$ 76,625

	2004	2005	2005
	(Yen)		(U.S. dollars (Note 1))
Per share of common stock (Note 2(15)):			
Basic net income	¥104,653.22	¥85.76	$0.76
Pro forma reflecting common stock split (Note 7)			
Basic net income	¥ 48.94	¥85.76	$0.76

See Notes to Semiannual Consolidated Financial Statements (unaudited).

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

SEMIANNUAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
Six months ended July 31, 2004 and 2005

	Number of shares 2004	Number of shares 2005
Common stock:		
At beginning of period	47,000	67,000
Stock split of common stock (Note 7)		100,433,000
At end of period	47,000	100,500,000
Preferred stock:		
At beginning of period	400	
At end of period	400	

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Capital stock:			
Balance at beginning of period	¥ 58,500	¥58,500	$520,139
Balance at end of period	¥ 58,500	¥58,500	$520,139
Capital surplus:			
Balance at beginning of period	¥ 64,972	¥ 9,859	$ 87,659
Offset by accumulated deficit	(55,113)		
Balance at end of period	¥ 9,859	¥ 9,859	$ 87,659
Retained earnings (accumulated deficit):			
Balance at beginning of period	¥(53,975)	¥12,000	$106,695
Offset by capital surplus	55,113		
Net income	4,919	8,618	76,625
Decrease due to reversal of revaluation reserve for land (Note 2(6))	(4)		
Balance at end of period	¥ 6,053	¥20,618	$183,320
Revaluation reserve for land:			
Balance at beginning of period	¥ 2,249	¥ 2,253	$ 20,032
Increase, net	4		
Balance at end of period	¥ 2,253	¥ 2,253	$ 20,032
Net unrealized gain on available-for-sale securities:			
Balance at beginning of period	¥ 42	¥ 23	$ 204
Net change	(12)	2	18
Balance at end of period	¥ 30	¥ 25	$ 222
Foreign currency translation adjustments:			
Balance at beginning of period	¥ (2,057)	¥(2,277)	$(20,245)
Net change	(124)	165	1,467
Balance at end of period	¥ (2,181)	¥(2,112)	$(18,778)
Total	¥ 74,514	¥89,143	$792,594

See Notes to Semiannual Consolidated Financial Statements (unaudited).

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

SEMIANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
Six months ended July 31, 2004 and 2005

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars (Note 1))
Operating activities:			
Income before income taxes and minority interests	¥ 10,148	¥ 15,112	$ 134,365
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	16,283	16,159	143,674
Amortization of consolidation goodwill	468	469	4,170
Decrease in allowance for doubtful accounts	(14)	(1)	(9)
Increase in liabilities for retirement benefits	329	521	4,632
Interest and dividend income	(22)	(36)	(320)
Interest expense	2,000	1,817	16,155
Net loss on sales and disposal of fixed assets	998	162	1,440
Increase in notes and accounts receivable, trade	(8,200)	(4,982)	(44,296)
Decrease (increase) in inventories	370	(1,650)	(14,671)
Decrease in other current assets	640	2,003	17,809
Increase (decrease) in notes and accounts payable, trade	818	(786)	(6,989)
(Decrease) increase in other current liabilities	(542)	1,771	15,746
Other, net	(638)	(327)	(2,905)
Subtotal	22,638	30,232	268,801
Interest and dividend received	22	36	320
Interest paid	(1,970)	(1,773)	(15,764)
Income taxes paid	(355)	(756)	(6,722)
Net cash provided by operating activities	20,335	27,739	246,635
Investing activities:			
Payments for purchases of fixed assets	(17,804)	(23,987)	(213,275)
Proceeds from sales of fixed assets	465	1,020	9,069
Payments for purchase of minority interests	(68)		
Other, net	(999)	(33)	(293)
Net cash used in investing activities	(18,406)	(23,000)	(204,499)
Financing activities:			
(Decrease) increase in short-term bank loans, net	(3,136)	4,637	41,229
Proceeds from long-term debt	9,122	1,000	8,891
Repayments of long-term debt	(13,175)	(19,399)	(172,482)
Net cash used in financing activities	(7,189)	(13,762)	(122,362)
Foreign currency translation adjustments on cash and cash equivalents	55	29	258
Net decrease in cash and cash equivalents	(5,205)	(8,994)	(79,968)
Cash and cash equivalents at beginning of period	30,821	14,002	124,495
Cash and cash equivalents at end of period (Note 3)	¥ 25,616	¥ 5,008	$ 44,527

See Notes to Semiannual Consolidated Financial Statements (unaudited).

SUMCO CORPORATION (formerly Sumitomo Mitsubishi Silicon Corporation) and Consolidated Subsidiaries

Notes to Semiannual Consolidated Financial Statements (unaudited)
Six months ended July 31, 2004 and 2005

1. Basis of presentation

The accompanying semiannual consolidated financial statements of SUMCO CORPORATION (the "Company", formerly Sumitomo Mitsubishi Silicon Corporation) have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from accounting principles generally accepted in the United States of America.

The accounts of foreign subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying semiannual consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of semiannual consolidated statements of shareholders' equity) from the semiannual consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language semiannual consolidated financial statements, but not required for fair presentation, is not presented in the accompanying semiannual consolidated financial statements.

The semiannual consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥112.47 to $1, the rate of exchange at July 31, 2005. Such translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be converted into U.S. dollars at that or any other rate.

2. Summary of significant accounting policies

(1) Consolidation

The semiannual consolidated financial statements as of July 31, 2004 and 2005 include the accounts of the Company and its 17 significant subsidiaries (together, the "Group").

Under the control concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated.

Investments in unconsolidated subsidiaries and affiliates are stated at cost, except that appropriate write-downs are recorded for investments in companies which have incurred substantial losses deemed to be of a permanent nature. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying semiannual consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the identifiable net assets of the acquired subsidiary at the date of acquisition ("consolidation goodwill") is amortized over 20 years on a straight-line basis.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

(2) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and certificate of deposits, all of which mature within three months of the date of acquisition.

(3) Inventories

Inventories are stated principally at cost, determined by the average method.

(4) Investment securities

Investment securities are all classified as available-for-sale. Such securities with available fair values are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Available-for-sale securities with no available fair values are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(5) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment, except buildings, of the Company and its consolidated domestic subsidiaries is computed principally by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is principally applied to buildings of the Company and its consolidated domestic subsidiaries, and to the property, plant and equipment of consolidated foreign subsidiaries. The useful lives are principally 31 years for buildings and structures and 7 years for machinery and equipment.

(6) Land revaluation

Under the "Law of Land Revaluation", Mitsubishi Material Silicon Corporation, which was merged into the Company on February 1, 2002, elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of March 31, 2000. The revaluation reserve for land represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity without any effect on the income. Subsequent readjustment is not permitted unless the land value declines significantly in which case the amount of the decline in value should be removed from the revaluation reserve for land account and related deferred tax liabilities accordingly. As at July 31, 2005, the carrying amount of the land after the above one-time revaluation exceeded the fair value by ¥2,351 million ($20,903 thousand).

(7) Software

Certain costs incurred to develop computer software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of 5 years.

(8) Retirement benefits and pension plans

The Company and certain consolidated subsidiaries have non-contributory defined benefit pension plans and unfunded retirement benefit plans for employees. The Company and domestic consolidated subsidiaries account for the liability for retirement benefits based on the estimated amounts of projected benefit obligations and the fair value of plan assets at the fiscal year end.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date.

(9) Research and development costs

Research and development costs are charged to expenses as incurred.

(10) Leases

Finance leases that are deemed to transfer ownership of the leased property to the lessee are capitalized. Other finance leases are accounted for as operating lease transactions with certain "as if capitalized" information disclosed in the notes to semiannual consolidated financial statements in accordance with Japanese GAAP.

(11) Income taxes

The provision for income taxes is computed based on the pretax income included in the semiannual consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred taxes are measured by applying currently enacted tax rates to the temporary differences.

A valuation allowance is recognized against deferred tax assets when, based on an estimation of future taxable income and the weight of available evidence, it is determined that the assets are not expected to be recoverable.

(12) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance-sheet date. Foreign exchange gains and losses from translation are recognized in the semiannual statement of income.

(13) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date of the subsidiaries, except for shareholders' equity, which is translated at the historical exchange rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date.

(14) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts and interest rate swaps are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

All foreign exchange forward contracts employed to hedge foreign exchange exposures are measured at the fair values and the unrealized gains or losses are recognized in income or loss, except that effective February 1, 2005, foreign exchange forward contracts that are used as hedges for forecasted export sales transactions and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the underlying forecasted export sales transactions are recognized. As a result of this change, other income (expenses) and income before income taxes and minority interests decreased by ¥33 million ($293 thousand) as compared with amounts resulting from the application of the previous accounting policy.

Interest rate swaps which are used as hedges and meet certain hedging criteria are measured at the fair values and the unrealized gains or losses are deferred until the related losses or gains on the hedged items are recognized. However, certain interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair values. The differential paid or received under the swap agreements is recognized and included in interest expense.

(15) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding during the period.

Diluted net income per share is not disclosed because the Company does not issue any dilutive securities.

3. Reconciliation to cash and cash equivalents

The reconciliations of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows at July 31, 2004 and 2005, were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Cash and time deposits per the balance sheets	¥26,616	¥ 6,008	$53,419
Time deposits with original maturities of more than three months	(1,000)	(1,000)	(8,892)
Cash and cash equivalents per the statements of cash flows	¥25,616	¥ 5,008	$44,527

4. Investment securities

The carrying amounts and aggregate fair values of available-for-sale securities with available fair values at July 31, 2004 and 2005 were as follows:

July 31, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Millions of yen)		
Securities classified as:				
Available-for-sale:				
Equity securities	¥60	¥59	¥9	¥110

July 31, 2005	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Millions of yen)		
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 56	¥54	¥12	¥ 98
Debt securities	252			252

July 31, 2005	Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(Thousands of U.S. dollars)		
Securities classified as:				
Available-for-sale:				
Equity securities	$ 498	$480	$107	$ 871
Debt securities	2,241			2,241

Available-for-sale securities whose fair value is not readily determinable as of July 31, 2004 and 2005 were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Available-for-sale:			
Equity securities	¥23	¥23	$204

5. Inventories

Inventories at July 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Finished products	¥11,371	¥14,462	$128,585
Work in process	9,793	9,472	84,218
Raw materials and supplies	13,807	15,748	140,020
Total	¥34,971	¥39,682	$352,823

6. Short-term bank loans and long-term debt

Short-term bank loans outstanding at July 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Collateralized		¥ 222	$ 1,974
Unsecured	¥56,332	52,837	469,787
Total short-term bank loans	¥56,332	¥53,059	$471,761

Long-term debt at July 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Loans from banks, insurance companies and other financial institutions:			
Collateralized	¥ 24,314	¥ 19,811	$ 176,145
Unsecured	107,946	80,288	713,861
Lease obligations:	16,148	14,017	124,630
Total Long-term debt	148,408	114,116	1,014,636
Less current portion	(36,157)	(33,065)	(293,990)
Long-term debt, less current portion	¥112,251	¥ 81,051	$ 720,646

Assets pledged as collateral for short-term bank loans and long-term debt at July 31, 2004 and 2005, were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Notes and accounts receivable, trade		¥ 52	$ 462
Land	¥ 6,890	6,846	60,870
Buildings and structures	17,485	17,093	151,978
Machinery and equipment	24,378	19,169	170,437
Investment securities		180	1,600
Total	¥48,753	¥43,340	$385,347

A syndicated loan facility, of which ¥50,000 million and ¥40,000 million ($355,650 thousand) was outstanding at July 31, 2004 and 2005, respectively, contains financial covenants that require the Company to maintain shareholders' equity and the ratio of shareholders' equity to interest-bearing debt above specified levels. The Company was in compliance with these covenants at July 31, 2004 and 2005.

7. Shareholders' equity

In the six months ended July 31, 2004, the Company transferred capital surplus to reduce accumulated deficit in accordance with a resolution of the shareholders' meeting held on April 28, 2004.

On October 31, 2004, all shares of preferred stock, which were 400 shares issued on February 6, 2002 at issuance price per share of ¥50 million, were converted to 20,000 shares of common stock.

A 1,500-for-1 common stock split was approved at a meeting of the Board of Directors held on April 26, 2005. Consequently, as of May 12, 2005, the numbers of the outstanding and authorized shares of common stock of the Company became 100,500,000 shares and 402,000,000 shares, respectively.

The pro forma per share information giving effect to the conversion of preferred stock and the stock split described above is presented in the semiannual consolidated statements of income.

8. Selling, general and administrative expenses

Selling, general and administrative expenses for the six months ended July 31, 2004 and 2005 consisted of the following:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Freight	¥ 864	¥ 923	$ 8,207
Salaries and bonuses for employees	1,797	1,880	16,716
Depreciation expenses	364	250	2,223
Research and development expenses	2,194	2,184	19,419
Rental charges and lease payments	408	322	2,863
Amortization of consolidation goodwill	468	469	4,170
Other	3,619	3,388	30,122
Total	¥9,714	¥9,416	$83,720

9. Loss incurred with business restructuring

Loss incurred with business restructuring for the six months ended July 31, 2004 and 2005 was resulted from the closure of all plants in SUMCO Oregon Corporation.

10. Leases

(a) Finance leases

Pro forma information of leased property on an "as if capitalized" basis as of, or for the six months ended, July 31, 2004 and 2005 were as follows:

	2004		
	Machinery and Equipment	Others	Total
	(Millions of yen)		
Acquisition cost	¥5,126	¥1,024	¥6,150
Accumulated depreciation	2,446	570	3,016
Net leased property	¥2,680	¥ 454	¥3,134

	2005			2005		
	Machinery and Equipment	Others	Total	Machinery and Equipment	Others	Total
	(Millions of yen)			(Thousands of U.S. dollars)		
Acquisition cost	¥6,636	¥702	¥7,338	$59,002	$6,242	$65,244
Accumulated depreciation	2,871	326	3,197	25,526	2,899	28,425
Net leased property	¥3,765	¥376	¥4,141	$33,476	$3,343	$36,819

Obligations under finance leases:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 923	¥1,181	$10,501
Due after one year	2,211	2,960	26,318
Total	¥3,134	¥4,141	$36,819

Lease payments and depreciation expense under finance leases:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Lease payments	¥528	¥632	$5,619
Depreciation expense	528	632	5,619

An imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying semiannual consolidated statements of income is computed by the straight-line method.

(b) Operating leases

Minimum rental commitments under noncancellable operating leases at July 31, 2004 and 2005 were as follows:

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 828	¥ 569	$ 5,059
Due after one year	2,563	2,559	22,753
Total	¥3,391	¥3,128	$27,812

11. Derivatives

The fair value of the Group's derivative financial instruments at July 31, 2004 and 2005 were as follows:

	2004		
	Contract Amount	Fair Value	Unrealized Gain (Loss)
	(Millions of yen)		
Foreign currency forward exchange contracts:			
Sell US$	¥37,448	¥38,226	¥(778)

	2005			2005		
	Contract Amount	Fair Value	Unrealized Gain (Loss)	Contract Amount	Fair Value	Unrealized Gain (Loss)
	(Millions of yen)			(Thousands of U.S. dollars)		
Foreign currency forward exchange contracts:						
Sell US$	¥30,006	¥31,637	¥(1,631)	$266,791	$281,293	$(14,502)

Derivatives which qualify for hedge accounting for the six months ended July 31, 2004 and 2005 are excluded from the disclosure of fair value information.

12. Contingent liabilities

Contingent liabilities at July 31, 2004 and 2005 were as follows.

	2004	2005	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Loan guarantees for employees	¥2,419	¥2,314	$20,574

13. Segment information

(a) Industry segments

Industry segment information is not provided because the Group has only one industry segment which is 'Crystalline silicon'.

(b) Geographic segments

	2004				
	Japan	North America	Others	Eliminations or Corporate	Consolidated
	(Millions of yen)				
Sales to customers	¥64,584	¥23,613	¥ 8,452		¥96,649
Intersegment sales	25,045	5,501	2,233	¥(32,779)	
Total sales	89,629	29,114	10,685	(32,779)	96,649
Operating expenses	70,307	29,328	10,696	(29,549)	80,782
Operating profit (loss)	¥19,322	¥ (214)	¥ (11)	¥ (3,230)	¥15,867

	2005				
	Japan	North America	Others	Eliminations or Corporate	Consolidated
	(Millions of yen)				
Sales to customers	¥71,528	¥22,262	¥7,117		¥100,907
Intersegment sales	26,171	5,661	1,930	¥(33,762)	
Total sales	97,699	27,923	9,047	(33,762)	100,907
Operating expenses	74,571	28,527	9,086	(30,631)	81,553
Operating profit (loss)	¥23,128	¥ (604)	¥ (39)	¥ (3,131)	¥ 19,354

	2005				
	Japan	North America	Others	Eliminations or Corporate	Consolidated
	(Thousands of U.S. dollars)				
Sales to customers	$635,974	$197,937	$63,279		$897,190
Intersegment sales	232,693	50,333	17,160	$(300,187)	
Total sales	868,667	248,271	80,439	(300,187)	897,190
Operating expenses	663,030	253,641	80,786	(272,348)	725,109
Operating profit (loss)	$205,637	$ (5,370)	$ (347)	$ (27,839)	$172,081

(c) Overseas sales

	2004			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥19,866	¥25,968	¥8,693	¥54,527
Consolidated net sales				96,649
Percentage of overseas sales to consolidated net sales	20.6%	26.9%	9.0%	56.4%

	2005			
	North America	Asia	Others	Total
	(Millions of yen, except percentages)			
Overseas sales	¥19,491	¥28,890	¥7,867	¥ 56,248
Consolidated net sales				100,907
Percentage of overseas sales to consolidated net sales	19.3%	28.6%	7.8%	55.7%

	2005			
	North America	Asia	Others	Total
	(Thousands of U.S. dollars, except percentages)			
Overseas sales	$173,300	$256,868	$69,948	$500,116
Consolidated net sales				897,190
Percentage of overseas sales to consolidated net sales	19.3%	28.6%	7.8%	55.7%

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OUR PRINCIPAL EXECUTIVE OFFICE

SUMCO CORPORATION
2-1, Shibaura 1-chome,
Minato-ku, Tokyo 105-8634
Japan

LEGAL ADVISORS TO US AND THE SELLING SHAREHOLDERS

as to Japanese law

Nagashima Ohno & Tsunematsu
Kioicho Building
3-12, Kioicho
Chiyoda-ku, Tokyo 102-0094
Japan

as to U.S. law

Simpson Thacher & Bartlett LLP
Ark Mori Building, 37th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6037
Japan

LEGAL ADVISORS TO THE INTERNATIONAL MANAGERS

as to U.S. law

Shearman & Sterling LLP
Fukoku Seimei Building, 5th Floor
2-2, Uchisaiwaicho 2-chome
Chiyoda-ku, Tokyo 100-0011
Japan

INDEPENDENT AUDITORS

KPMG AZSA & Co.
(a Japanese member firm of KPMG International,
a Swiss cooperative)
AZSA Center Building
1-2, Tsukudo-cho
Shinjuku-ku, Tokyo 162-8551
Japan

Deloitte Touche Tohmatsu
(a Japanese member firm of Deloitte Touche Tohmatsu,
a Swiss Verein)
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan

TRANSFER AGENT

The Sumitomo Trust & Banking Company, Limited, Tokyo Office
4-4, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8233
Japan

SUMCO